As filed with the Securities and Exchange Commission on August [       ●       ], 2005
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

American Railcar Industries, Inc.
(Exact name of Registrant as specified in its charter)

Missouri	3743	43-1481791
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. employer identification number)
100 Clark Street
St. Charles, MO 63301
(636) 940-6000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

James J. Unger
President and Chief Executive Officer
American Railcar Industries, Inc.
100 Clark Street
St. Charles, MO 63301
(636) 940-6000
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies To:

Philip J. Flink, Esquire Samuel P. Williams, Esquire BROWN RUDNICK BERLACK ISRAELS LLP One Financial Center Boston, MA 02111 (617) 856-8200	Lisa L. Jacobs, Esquire SHEARMAN & STERLING LLP 599 Lexington Avenue New York, NY 10022 (212) 848-4000
      Approximate date of commencement of proposed sale to the public: As soon as practicable after the effectiveness of this registration statement.
      If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box.     ☐
      If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
      If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
      If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.     ☐
CALCULATION OF REGISTRATION FEE

	Proposed Maximum
Title of Each Class of	Aggregate Offering	Amount of
Securities to be Registered	Price(a)(b)	Registration Fee

Common Stock, par value $0.01 per share	$150,000,000	$17,655

(a)	Includes shares of Common Stock to cover over-allotments, if any.

(b)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) promulgated under the Securities Act of 1933, as amended.
      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	Subject to Completion	August [ ● ], 2005

[          ●          ] Shares
American Railcar Industries, Inc.
Common Stock

This is our initial public offering of our common stock. No public market currently exists for our common stock. We are offering                      shares of common stock by this prospectus. We expect the public offering price to be between $          and $           per share.
We expect to apply to have our common stock approved for quotation on the Nasdaq National Market under the trading symbol “ARII.”
Investing in our common stock involves a high degree of risk. Before buying any shares, you should carefully read the discussion of material risks of investing in our common stock in “Risk factors” beginning on page 11 of this prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per share	Total

Public offering price	$	$

Underwriting discounts and commissions	$	$

Proceeds, before expenses, to us	$	$

The underwriters may also purchase up to an additional                      shares of our common stock at the public offering price, less the underwriting discounts and commissions, to cover over-allotments, if any, within 30 days from the date of this prospectus.
The underwriters are offering the common stock as set forth under “Underwriting.” Delivery of the shares will be made on or about                     , 2005.
Joint Book-Running Managers

UBS Investment Bank	Bear, Stearns & Co. Inc.
The date of this prospectus is                     , 2005.

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with additional information or information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of shares of our common stock.
In this prospectus, references to “our company,” “we,” “us” and “our” refer to American Railcar Industries, Inc. and its subsidiaries, except where the context otherwise indicates.
ARI®, Pressureaide®, Center Flow® and our railcar logo are our U.S. registered trademarks. Each trademark, trade name or service mark of any other company appearing in this prospectus belongs to its respective holder.
The market and industry data and forecasts included in this prospectus are based upon independent industry sources, including the Association of American Railroads, the Railway Supply Institute, Inc., Global Insight and the U.S. Department of Agriculture. Although we believe that these independent sources are reliable, we have not independently verified the accuracy and completeness of this information, nor have we independently verified the underlying economic assumptions relied upon in preparing any forecasts. See “Risk factors— Risks related to our business— The market and industry data contained in this prospectus, including estimates and forecasts relating to the growth of the railcar market, cannot be verified with certainty and may prove to be inaccurate.”

Until                     , 2005 (the 25th day after the date of this prospectus), all dealers that effect transactions in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.
i

Prospectus summary
This summary highlights information contained elsewhere in this prospectus. It is not complete and may not contain all the information that may be important to you. You should read the entire prospectus carefully before making an investment decision, especially the information presented under the heading “Risk factors” and our consolidated financial statements and the related notes included elsewhere in this prospectus.
OUR COMPANY
We are a leading North American manufacturer of covered hopper and tank railcars. We also repair and refurbish railcars, provide fleet management services and design and manufacture certain railcar and industrial components used in the production of our railcars as well as railcars and non-railcar industrial products produced by others. We provide our railcar customers with integrated solutions through a comprehensive set of high quality products and related services.
Our primary customers include companies that purchase railcars for lease by third parties, or leasing companies, industrial companies that use railcars for freight transport, or shippers, and Class I railroads. In servicing this customer base, we believe our integrated railcar repair and refurbishment and fleet management services and our railcar components manufacturing business help us further penetrate the general railcar manufacturing market. These products and services provide us with significant cross-selling opportunities and insights into our customers’ railcar needs that we use to improve our products and services and enhance our reputation for high quality. Although we build, service and manage railcars through an integrated, complementary set of products and services, we have chosen not to offer railcar leasing services so that we do not compete with our leasing company customers, which represent a significant source of our revenues.
For the year ended December 31, 2004, we generated total revenues of $355.1 million and net income of $2.3 million. For the six months ended June 30, 2005, we generated total revenues of $291.6 million and net income of $9.0 million. As of June 30, 2005, our total railcar backlog was 7,084 railcars. This amount excludes the 9,000 to 12,000 railcars that the CIT Group/ Equipment Financing, Inc., or CIT, has agreed to purchase from us during the 2006 to 2008 period, subject to conditions, under an agreement we entered into with CIT on July 29, 2005, described below under “Recent Developments.”
OUR HISTORY
Since our formation in 1988, we have grown our business from being a small provider of railcar components and maintenance services to one of North America’s leading integrated providers of railcars, railcar components, railcar maintenance services and fleet management services. In October 1994 we acquired railcar components manufacturing and railcar maintenance assets from ACF Industries, Incorporated (now known as ACF Industries, LLC), or ACF, a company controlled by Carl C. Icahn, our principal beneficial stockholder and the chairman of our board of directors. Through this acquisition, we also hired members of ACF’s management, many of whom, including our president, remain a significant part of our current management team. These executives brought with them established relationships with important customers and suppliers and extensive industry knowledge, as ACF and its predecessor companies have roots in the railcar manufacturing industry that trace back to 1873. Led by this management team, we entered the railcar manufacturing business through the construction of new manufacturing facilities.
In August 1995 we produced our first railcar at our Paragould, Arkansas manufacturing facility. We primarily manufacture covered hopper railcars at our Paragould facility, but we have the ability to manufacture many other types of railcars at this facility. The Paragould facility initially had two railcar manufacturing lines. We added to this facility painting and lining capabilities in 1999 and a third manufacturing line in December 2004. We are currently constructing additional painting and lining capabilities at our Paragould facility to increase efficiency, which we expect to open at the end of 2005. Our Paragould facility also features component manufacturing capabilities.
In January 2000 we produced our first railcar at our Marmaduke, Arkansas manufacturing facility. We manufacture tank railcars at this facility. The design of this facility enables us to manufacture many different types of tank railcars at the same time.
Since 1994 we have significantly expanded our components manufacturing and railcar services operations. Our operations now include three railcar assembly, sub-assembly and fabrication facilities, three railcar and industrial component manufacturing facilities, six railcar repair plants and four mobile repair units. Our services business has grown to include online access by customers, remote fleet management, expanded painting, lining and cleaning offerings, regulatory consulting and engineering support. Additionally, members of our management team helped found and develop, and continue to operate, a joint venture, Ohio Castings Company, LLC, which we refer to as Ohio Castings, in which we own a one-third interest and that manufactures and sells sideframes, bolsters, couplers and yokes for distribution to third parties and to us. We believe that our involvement in this joint venture helps us maintain our levels of production at competitive prices, despite industry-wide shortages of these potentially capacity constraining components.
OUR INDUSTRY
Overview. Demand for railcars reflects their importance to the North American economy in moving goods and raw materials. In periods of rising economic activity, fleet utilization typically increases, driving an increase in demand for new railcars, which also increases backlog for new railcars. Conversely, during economic slowdowns, fleet utilization typically declines, resulting in reduced demand, deliveries and backlog for new railcars. According to Global Insight, orders for new railcars are expected to be strong with deliveries projected to average 59,100 railcars per year from 2005 through 2010. This compares to deliveries of 17,714 railcars in 2002, 32,184 railcars in 2003 and 46,871 railcars in 2004, as reported by Railway Supply Institute, or RSI. RSI reported that at the end of 2004, the total backlog for the railcar manufacturing industry reached 58,677 railcars. This growth trend has continued through the first six months of 2005, with 36,695 new railcars ordered and 33,695 railcars delivered, with total backlog increasing to 60,544 railcars.
We believe the main characteristics and trends affecting the North American railcar industry are:

•	the cyclical nature of the railcar market;

•	the replacement demand for the aging North American railcar fleet;

•	the shift in the customer base from railroads to leasing companies and shippers; and

•	the consolidation of railcar manufacturers.
Covered hopper railcars. North American demand for covered hopper railcars has shown renewed strength due to increased shipments of a variety of products including plastics, chemicals and food. We believe there will be strong demand for covered hopper railcars in the North American market over the next several years. Global Insight forecasts a significant increase in deliveries of covered hopper railcars, from 3,801 in 2003 and 5,602 in 2004 to 13,924 in 2005 and 16,779 in 2006, with deliveries averaging approximately 15,750 railcars per year from 2007 through 2010. We believe the main characteristics and trends affecting the North American covered hopper railcar market are:

•	the health of the U.S. economy;

•	increases in production of a number of consumer and business durable goods;

•	increases in domestic and international demand for U.S. agricultural products;

•	increases in demand for corn used in ethanol production; and

•	the need to replace aging covered hopper railcars.
Tank railcars. Tank railcars are in higher demand in North America as manufacturing activity, and the need for liquids and gases used in manufacturing, increases. The manufacturing of tank railcars is highly regulated and their production requires a specially trained workforce and dedicated manufacturing facilities. As a result, the tank railcar market is difficult to enter and competition is concentrated. We believe the demand for tank railcars in the North American market will continue to be strong and stable over the next several years. Global Insight projects an increase in tank railcar deliveries, from 8,176 in 2003 and 8,939 in 2004, to 10,803 in 2005 and 11,058 in 2006, with deliveries averaging approximately 9,900 tank railcars per year from 2007 through 2010. We believe the main characteristics and trends affecting the North American tank railcar market are:

•	increases in manufacturing activity and the resulting demand for higher volumes of chemicals and gases;

•	increases in demand for petrochemicals, ethanol, edible and lubricating oils and liquid food products; and

•	the need to replace aging tank railcars.
These trends affecting the railcar industry and the covered hopper and tank railcar markets are discussed in the section entitled “Industry.”
OUR BUSINESS STRENGTHS AND COMPETITIVE ADVANTAGES
We believe that the following key business strengths and competitive advantages will contribute to our growth:

•	Leading railcar manufacturer with focus on the covered hopper and tank railcar markets. We are a leading North American manufacturer of covered hopper and tank railcars. Over the last three years we believe we have produced an estimated 33% of the covered hopper railcars and an estimated 16% of the tank railcars delivered in North America. Based on a report by the Association of American Railroads, these represent the two largest segments of the North American railcar industry, with covered hopper railcars representing approximately 30% and tank railcars representing approximately 19% of the total North American railcar fleet, based on the number of railcars in service. We believe our railcars are differentiated by their superior quality, innovation and reliability.

•	Modern non-union, low cost railcar manufacturing facilities in strategic locations. Unlike many of our competitors, we manufacture all of our railcars in modern facilities built in the last ten years. We designed these facilities to provide manufacturing flexibility and allow for the production of a variety of railcar sizes and types. We strategically located these facilities in close proximity to our main customers and suppliers. This reduces freight time and costs for the components we purchase and the time for delivery of completed railcars. Over the past several years, we have increased our production capacity and efficiency and reduced our fixed costs per railcar through a number of targeted operational improvements, such as design changes that reduce the amount of raw materials necessary for production of railcars. Currently none of our over 1,100 employees at our Paragould and Marmaduke railcar manufacturing facilities are represented by a union.

•	Preferred access to components through in-house production, a joint venture and strategic sourcing arrangements. We produce many of the components necessary to our railcar manufacturing business ourselves and we own a one-third interest in, and our management team operates, our Ohio Castings joint venture, from which we obtain certain other components. We believe our in-house production capabilities and our involvement in this joint venture help us maintain access to components at competitive prices, despite industry-wide shortages of these potentially capacity constraining components. We also have developed and actively maintain strategic sourcing arrangements and strong relationships with our suppliers. These arrangements and relationships help ensure our continued access to critical components and raw materials that we use to produce railcars, including steel, wheels, and heavy castings. We believe our attention to strengthening our supply chain helps us maintain operational continuity and high production levels.

•	Integrated railcar repair and refurbishment and fleet management services complement railcar manufacturing. We provide a wide array of complementary products and services to the railcar industry. Unlike some other railcar manufacturers, we also repair, maintain and provide fleet management services for existing railcars, including railcars built by others, and manufacture railcar components for third parties and us. We believe this diverse product and service offering provides us with a competitive advantage relative to other railcar manufacturers, primarily in the form of cross-selling opportunities. We also believe that our ability to address the needs of our customers throughout the lifecycle of a railcar enhances our customer relationships and provides us with additional growth opportunities and unique insights into industry trends.

•	Strong relationships with a long-term and diverse customer base. We believe that our customers value our products and services. Many of our major customers have been doing business with us for a number of years, including CIT, Dow Chemical Company, GE Capital Corporation and Solvay America, Inc. Many of our customers have demonstrated a willingness to purchase several different types of our products and services over time. We believe we deliver high quality products and services to our customers with low operating and maintenance costs, while maintaining what we believe are low levels of warranty claims.

•	Strong management team with long-standing industry experience. We have an experienced senior operations management team that has an average of over 25 years of experience in the railcar and related manufacturing industries. Our senior operations management team, including our president, James J. Unger, has been with us since we began manufacturing railcars. This team conceived and built our Paragould and Marmaduke railcar manufacturing facilities and has been responsible for growing our revenues from $84.7 million in 1994 to $355.1 million in 2004.
OUR STRATEGY
The key elements of our business strategy are as follows:

•	Maintain and expand presence in covered hopper and tank railcar markets. We intend to maintain and expand our presence in the covered hopper and tank railcar markets by continuing to deliver high quality and innovative products. We believe our excellent customer relationships have enabled us to identify market demands that we then target through our product development and marketing efforts. We intend to continue the close collaboration between our customers and our engineering, marketing, operations and management personnel to meet demand and, where appropriate, to selectively expand production capacity.

•	Continue to improve operating efficiencies. We intend to build on the success of our production initiatives at our Paragould and Marmaduke railcar manufacturing facilities and plan to continue to identify opportunities to enhance operating efficiencies across these and our other manufacturing facilities. These opportunities include our continued streamlining of our manufacturing processes and our quality control initiatives. We also intend to continue the efforts of our design cost reduction team, formed in 2003, which has already significantly reduced our railcar production costs through standardization of components used in our railcars, design changes to reduce the amount of raw material required for our railcars and improved manufacturing techniques that reduce our labor requirements. These efforts should allow us to reduce our costs and maintain competitive prices.

•	Continue to grow railcar service and fleet management businesses and increase sales of railcar and industrial components. As the existing North American railcar fleet continues to age, we anticipate increased demand for maintenance and repair services and railcar components used in the maintenance and repair of railcars. Additionally, we expect growing demand for our fleet management services as ownership of railcars continues to shift away from the railroads and toward the shippers and leasing companies, which often outsource their fleet management activities to third-party service providers such as us. We intend to capitalize on these trends and we believe we are well positioned to provide increased services through our strategically located network of railcar repair and service facilities.

•	Leverage manufacturing expertise to selectively expand product portfolio. We may seek to expand our product portfolio to other selected types of railcars. Our management designed and constructed our Paragould manufacturing facility to be able to produce most railcar types, and we believe our adaptive production lines and flexible employees are able to shift production among various railcar types with minimal interruption to our operations. In addition, as the existing fleet of North American railcars is aging, expansion of our product portfolio into new railcar types will allow us to grow our business by capturing a portion of the natural replacement demand for existing railcar types. Our ability to produce other types of railcars positions us to respond to customer requests for production outside of our traditional markets and provides us additional manufacturing flexibility in the event the covered hopper or tank railcar markets weaken.

•	Selectively pursue strategic external growth opportunities. By significantly reducing our debt through this offering and with the establishment of a public market for our common stock, we believe we will have increased financial flexibility to supplement internal growth with select acquisitions and alliances. We also believe our in-house fabrication of railcar components and our Ohio Castings joint venture provide us with competitive advantages and we intend to enhance these advantages by selectively acquiring or establishing strategic relationships with railcar components manufacturers and suppliers of critical raw materials. We may also seek to expand our railcar components business into international markets on an opportunistic basis.
THE TRANSACTIONS
We intend to use the proceeds of this offering to:

•	repay outstanding borrowings under our revolving credit facility;

•	repay the notes payable that we issued to ACF Industries Holding Corp. in connection with the acquisition of our joint venture interest in Ohio Castings, and that we issued to Arnos Corp., both of which are entities controlled by Carl C. Icahn, our principal beneficial stockholder and the chairman of our board of directors;

•	redeem all of our industrial revenue bonds;

•	redeem all of the outstanding shares of our preferred stock, all of which are held by Carl C. Icahn and his affiliates; and

•	pay fees and expenses related to this offering and the transactions identified above.
For more information, see “Use of proceeds.”
Our outstanding shares of preferred stock include our mandatorily redeemable preferred stock and our new preferred stock. See “Description of capital stock.” Concurrently with this offering, we expect our president and chief executive officer, James J. Unger, to exercise an option to purchase [       ●       ] shares of our common stock for $[       ●       ] per share, after giving effect to the stock split described below. See “Management—Executive compensation—Employment and noncompetition agreements.” Concurrently with this offering, we also intend to amend provisions of our revolving credit facility to increase its size, extend its term and modify certain of its covenants. See

“Management’s discussion and analysis of financial condition and results of operations— Revolving credit facility” for a description of our existing revolving credit facility. Immediately prior to the closing of this offering, we will effect a [       ●       ]-for-one stock split of our common stock, which we refer to as the stock split. We refer to this offering, the application of the proceeds of this offering as described above, the exercise of James J. Unger’s option, the amendment of our revolving credit facility and the stock split collectively as the “Transactions.”
RECENT DEVELOPMENTS
On July 29, 2005 we entered into a multi-year purchase and sale agreement with The CIT Group/ Equipment Financing, Inc., or CIT, to manufacture and sell to CIT covered hopper and tank railcars. Under this agreement, CIT has agreed to buy a minimum of 3,000 railcars from us in each of 2006, 2007 and 2008 and we have agreed to offer to sell to CIT up to 1,000 additional railcars in each of those years. CIT may choose to satisfy its purchase obligations from among a variety of covered hopper and tank railcars described in the agreement. CIT may reduce its future purchase obligations or cancel pending purchase orders, upon prior written notice to us, under certain conditions. Under the agreement, purchase prices for railcars are subject to steel surcharges and certain other material cost increases applicable at the time of production.
CORPORATE INFORMATION
We were incorporated in Missouri in 1988 as Corbitt Holding Corporation, Inc. and changed our name to American Railcar Industries, Inc. in 1995. The address of our principal executive offices is 100 Clark Street, St. Charles, Missouri, 63301. Our telephone number is (636) 940-6000. Our website address is www.americanrailcar.com. Information contained in or connected to our website is not part of this prospectus.

The offering
Unless otherwise indicated, all of the information in this prospectus assumes the underwriters do not exercise their over-allotment option to purchase additional shares of our common stock. Please see “Description of capital stock” for a summary of the terms of our common stock.

Common stock offered by us	[ ● ] shares.

Common stock outstanding after this offering	[ ● ] shares.

Common stock subject to the over-allotment option	[ ● ] shares.

Use of proceeds	We expect to receive net proceeds from the offering of approximately $[ ● ] million, after deducting underwriting discounts and commissions and estimated expenses of this offering payable by us, assuming an initial offering price of $[ ● ] per share, which represents the midpoint of the range on the cover of this prospectus.

We intend to use the net proceeds from this offering to repay amounts outstanding under our revolving credit facility, repay notes due to our affiliates, redeem all of our industrial revenue bonds, redeem all shares of our outstanding preferred stock and pay the fees and expenses related to the Transactions. See “Use of proceeds.”

Dividend policy	Although our board of directors has never declared or paid any cash dividends on our common stock, following this offering we intend to pay cash dividends on our common stock. Payment of dividends will be at the discretion of our board of directors and will depend upon our operating results, strategic plans, capital requirements, financial condition, covenants under our borrowing arrangements, applicable law and other factors our board of directors considers relevant. See “Risk factors—Risks related to the purchase of our common stock in this offering—Payments of cash dividends on our common stock may be made only at the discretion of our board of directors and Missouri law may restrict, and the agreements governing our revolving credit facility contain various covenants that limit, our ability to pay dividends” and “Dividend policy and restrictions.”

Nasdaq symbol	ARII.

Risk factors	You should carefully read and consider the information set forth under the caption “Risk factors” beginning on page 11 and all other information set forth in this prospectus before investing in our common stock.
Unless otherwise indicated, all of the information in this prospectus relating to the number of shares of common stock to be outstanding after this offering gives effect to the [       ●       ]-for-one stock split of our common stock immediately prior to the closing of this offering and the exercise of the option we granted to our chief executive officer to purchase [       ●       ] shares of our common stock, after giving effect to the stock split. See “Management—Executive compensation—Employment and noncompetition agreements.”

Summary consolidated financial data
The following table sets forth our summary consolidated financial data for the periods presented. The consolidated statements of operations and cash flow data for the years ended December 31, 2002, 2003 and 2004 and the consolidated balance sheet data as of December 31, 2003 and 2004 are derived from our audited consolidated financial statements and related notes included elsewhere in this prospectus. The consolidated statements of operations and cash flow data for the years ended December 31, 2000 and 2001 and the consolidated balance sheet data as of December 31, 2000, 2001 and 2002 are derived from our audited consolidated financial statements not included in this prospectus. The consolidated statements of operations and cash flow data for the six months ended June 30, 2004 and 2005 and the consolidated balance sheet data as of December 31, 2004 and June 30, 2005 have been derived from unaudited consolidated financial statements and related notes included elsewhere in this prospectus and reflect all adjustments (consisting only of normal, recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of our financial position, the results of operations and cash flows for the periods presented. Operating results for the six months ended June 30, 2005 are not necessarily indicative of the results that may be expected for the year ended December 31, 2005 or any other future period.
You should read this information together with “Capitalization,” “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus.

SUMMARY CONSOLIDATED FINANCIAL DATA

						Six months ended
	Years ended December 31,
						June 30,	June 30,
	2000	2001	2002	2003	2004	2004	2005

						(unaudited)
	(in thousands, except per share data and railcar amounts)
Consolidated Statement of Operations Data:
Revenues
Manufacturing operations(1)	$200,691	$181,438	$138,441	$188,119	$316,432	$140,434	$269,978
Railcar services(2)	38,093	32,703	30,387	29,875	38,624	18,560	21,665
Total revenues	238,784	214,141	168,828	217,994	355,056	158,994	291,643
Cost of goods sold
Cost of manufacturing operations(3)	187,375	169,952	134,363	174,350	305,726	131,271	251,060
Cost of railcar services(4)	37,111	33,255	29,533	29,761	34,473	16,503	18,575
Total cost of goods sold	224,486	203,207	163,896	204,111	340,199	147,774	269,635
Gross profit	14,298	10,934	4,932	13,883	14,857	11,220	22,008
Selling, administrative and other	8,693	9,219	9,505	10,340	10,334	6,110	6,651
Operating income (loss)	5,605	1,715	(4,573)	3,543	4,523	5,110	15,357
Income (loss) from joint venture	0	0	0	(604)	(609)	(1,159)	924
Interest income(5)	5,777	4,770	3,619	3,161	4,422	1,482	977
Interest expense(6)	13,687	9,525	4,853	3,591	3,578	1,506	2,305
Income (loss) before income tax (benefit) expense	(2,305)	(3,040)	(5,807)	2,509	4,758	3,927	14,953
Income tax (benefit) expense)	(713)	(1,074)	(1,894)	1,256	2,438	1,714	5,745
Net income (loss)	$(1,592)	$(1,966)	$(3,913)	$1,253	$2,320	$2,213	$9,208
Less preferred dividends	0	3,070	7,139	9,690	13,241	5,619	9,090
Loss available to common shareholders	(1,592)	(5,036)	(11,052)	(8,437)	(10,921)	(3,406)	118
Weighted average shares outstanding (actual shares)
Basic and diluted(7)	1,000	1,000	1,000	1,000	1,087	1,000	1,195
Net income (loss) per common share (actual dollars) Basic and diluted	(1,592)	(5,036)	(11,052)	(8,437)	(10,047)	(3,406)	99
Consolidated balance sheet data (at period end):
Cash and cash equivalents	$2,342	$1,476	$183	$65	$6,943	$713	$27,804
Net working capital	44,702	39,535	36,227	47,864	76,308	61,010	57,545
Net property, plant and equipment	84,897	81,090	75,746	71,230	76,951	70,112	83,221
Total assets	204,096	191,375	188,799	194,569	356,658	215,212	240,974
Total liabilities	169,492	113,757	99,686	98,701	221,177	121,167	134,423
Mandatorily redeemable preferred stock	1	48,071	70,210	89,900	111,685	95,519	82,057
Total shareholders’ equity	$34,604	$77,619	$89,113	$95,868	$135,481	$94,045	$106,551
Consolidated other operating data:
EBITDA(8)	12,202	8,764	1,698	9,123	10,203	5,452	18,117
Items decreasing EBITDA(9)	8,800	1,700	0	1,400	7,900	3,100	2,400
Capital expenditures	8,665	2,617	1,816	2,301	11,441	1,777	6,560
New railcars delivered	2,423	2,312	1,766	2,557	4,384	2,090	3,345
New railcar orders	2,054	1,598	1,861	4,432	9,844	2,985	2,682
New railcar backlog	1,031	317	412	2,287	7,747	3,182	7,084
Estimated backlog value(10)	60,417	19,864	26,906	129,850	507,333	203,116	505,385
Consolidated cash flow data
Net cash provided by (used in) operating activities	$3,553	$13,434	$10,611	$(1,638)	$(18,546)	$1,198	$11,274
Net cash used in investing activities	(8,782)	(2,189)	(535)	(2,251)	(11,441)	(606)	(1,704)
Net cash provided by (used in) financing activities	$7,154	$(12,111)	$(11,369)	$3,771	$36,865	$128	$6,290

(1)	Includes revenues from transactions with affiliates of $52.8 million, $64.8 million, $63.6 million, $62.9 million and $64.4 million in 2000, 2001, 2002, 2003 and 2004, respectively and $26.4 million and $28.1 million for the six months ended June 30, 2004 and 2005, respectively.

(2)	Includes revenues from transactions with affiliates of $16.1 million, $8.6 million, $12.8 million, $11.0 million and $19.4 million in 2000, 2001, 2002, 2003 and 2004, respectively and $7.7 million and $11.2 million for the six months ended June 30, 2004 and 2005, respectively.

(3)	Including costs from transactions with affiliates of $46.6 million, $57.6 million, $55.7 million, $54.4 million and $59.9 million in 2000, 2001, 2002, 2003 and 2004, respectively and $24.4 million and $25.9 million for the six months ended June 30, 2004 and 2005, respectively.

(4)	Includes costs from transactions with affiliates of $12.8 million, $7.2 million, $12.2 million, $10.1 million and $15.5 million in 2000, 2001, 2002, 2003 and 2004, respectively and $5.9 million and $9.1 million for the six months ended June 30, 2004 and 2005, respectively.

(5)	Includes interest income from affiliates of $5.6 million, $4.3 million, $3.4 million, $3.0 million and $3.9 million in 2000, 2001, 2002, 2003 and 2004, respectively and $1.2 million and $0.8 million for the six months ended June 30, 2004 and 2005, respectively.

(6)	Includes interest expense to affiliates of $0.2 million in 2001, and $1.5 million in 2004 and $0.2 million and $1.2 million for the six months ended June 30, 2004 and 2005, respectively.

(7)	Share and per share data have not been restated to give effect to the stock split.

(8)	EBITDA represents net income (loss) before income tax expense, interest expense, net and amortization and depreciation of property and equipment. We believe EBITDA is useful to investors in evaluating our operating performance compared to that of other companies in our industry. In addition, our management uses EBITDA to evaluate our operating performance. The calculation of EBITDA eliminates the effects of financing, income taxes and the accounting effects of capital spending. These items may vary for different companies for reasons unrelated to the overall operating performance of a company’s business. EBITDA is not a financial measure presented in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. Accordingly, when analyzing our operating performance, investors should not consider EBITDA in isolation or as a substitute for net income (loss), cash flows from operating activities or other statements of operations or statements of cash flow data prepared in accordance with U.S. GAAP. Our calculation of EBITDA is not necessarily comparable to that of other similarly titled measures reported by other companies.
      The following is a reconciliation of net income (loss) to EBITDA:

						Six months ended
	Years ended December 31,
						June 30,	June 30,
	2000	2001	2002	2003	2004	2004	2005

	(in thousands
Net income (loss)	$(1,592)	$(1,966)	$(3,913)	$1,253	$2,320	$2,213	$9,208
Income tax (benefit) expense	(713)	(1,074)	(1,894)	1,256	2,438	1,714	5,745
Interest expense	13,687	9,525	4,853	3,591	3,578	1,506	2,305
Interest income	(5,777)	(4,770)	(3,619)	(3,161)	(4,422)	(1,482)	(977)
Depreciation and amortization	6,597	7,049	6,271	6,184	6,289	1,501	1,836

EBITDA:	$12,202	$8,764	$1,698	$9,123	$10,203	$5,452	$18,117

(9)	Our net income (loss) and EBITDA decreased in the periods specified below as a result of the following items:

(a)	In 2000 and 2001, we incurred start-up expenses totaling $8.8 million and $1.7 million, respectively, in connection with our Marmaduke tank railcar manufacturing facility. The start-up expenses related to costs associated with introducing new tank railcar products, learning new manufacturing processes and commencing new operating procedures to reach normal productive capacity.

(b)	In 2003, we recorded an asset impairment charge of $1.2 million to reduce the carrying value of inventory, buildings and improvements, and equipment related to our Milton, Pennsylvania railcar repair plant. Due to reduced demand for railcar repairs at this location we elected to idle this facility until business conditions warrant its reopening.

(c)	In 2004 and in the six months ended June 30, 2004 and June 30, 2005, we incurred an estimated $7.9 million, $3.1 million and $2.4 million, respectively, in increased raw materials costs, consisting primarily of costs relating to steel, and railcar component costs, which we were unable to pass on to our customers under our then existing fixed-price customer contracts. Since the first quarter of 2004, we have renegotiated most of our railcar manufacturing contracts to include provisions that adjust the selling prices of our railcars to reflect increases or decreases in the costs of certain raw materials and railcar components. As a result of this change to our railcar manufacturing contracts, we were able to pass on to our customers approximately 32% of the increased raw material and railcar component costs with respect to the railcars that we produced and delivered in 2004. Most of our railcar manufacturing contracts covering railcars to be produced after June 30, 2005 allow for variable pricing to protect us against future changes in the cost of certain raw materials and railcar components.

(10)	Estimated backlog reflects the total sales attributable to the backlog reported at the end of the particular period as if such backlog were converted to actual sales. Estimated backlog does not reflect potential price increases or decreases under most of our customer contracts that provide for variable pricing based on changes in the cost of certain raw materials and railcar components or the possibility that contracts may be canceled or railcar delivery dates delayed and does not reflect the effects of any cancellation or delay of railcar orders that may occur. See “Management’s discussion and analysis of financial condition and results of operations—Backlog.”

Risk factors
Investing in our common stock involves a high degree of risk. Before you invest in our common stock, you should understand and carefully consider the risks below, as well as all of the other information contained in this prospectus and our financial statements and the related notes included elsewhere in this prospectus. Any of these risks could materially adversely affect our business, financial condition, results of operations and the trading price of our common stock, and you may lose all or part of your investment.
RISKS RELATED TO OUR BUSINESS
Due in part to the highly cyclical nature of the railcar industry, we have incurred substantial operating losses in the past and may experience declines in revenue and substantial operating losses in the future.
Historically, the North American railcar market has been highly cyclical and we expect it to continue to be highly cyclical. During the most recent industry cycle, industry-wide railcar deliveries declined from a peak of 75,704 in 1998 to a low of 17,714 railcars in 2002. During this downturn, our revenues dropped from $238.8 million in 2000 to $168.8 million in 2002 and we incurred losses of $1.6 million, $2.0 million and $3.9 million in 2000, 2001 and 2002, respectively. We believe that downturns in the railcar manufacturing industry will occur in the future and will result in decreased demand for our products and services. The cycles in our industry result from many factors that are beyond our control, including economic conditions in the United States. Although railcar production has increased since 2002, it may not persist if favorable economic and other conditions are not sustained. Even if a sustained economic recovery occurs in the United States, demand for our railcars may not match or exceed expected levels. An economic downturn may result in increased cancellations of railcar orders which could have a material adverse effect on our ability to convert our railcar backlog into revenues. In addition, an economic downturn in the United States could result in lower sales volumes, lower prices for railcars and a loss of profits for us.
A substantial number of the end users of our railcars acquire railcars through leasing arrangements with our leasing company customers. Economic conditions that result in higher interest rates would increase the cost of new leasing arrangements, which could cause our leasing company customers to purchase fewer railcars. A reduction in the number of railcars purchased by our leasing company customers could have a material adverse effect on our business, financial condition and results of operations.
Increases in the cost of the raw materials that we use to manufacture railcars, particularly steel, or delivery delays of these raw materials may materially adversely affect our business, financial condition and results of operations.
The production of railcars requires substantial amounts of steel. The cost of steel and all other materials, including scrap metal, used in the production of our railcars represents approximately 80% to 85% of our manufacturing costs. Although we have negotiated variable pricing provisions in most of our railcar manufacturing contracts that pass certain increases or decreases in our steel costs on to our customers, our business remains subject to risks related to price increases and periodic delays in the delivery of steel and other raw materials, all of which are beyond our control. The price for steel, the primary raw material component of our railcars, increased sharply in 2004 as a result of strong worldwide demand and supply limitations caused, in part, by steel industry consolidation and import trade barriers. Price levels for steel have increased again in 2005 and we expect worldwide demand for steel to increase, supplies to be more limited and prices to continue to increase in 2006. In addition,

Risk factors

the price and availability of other railcar components that are made of steel have been adversely affected by the increased cost and limited availability of steel. Any fluctuations in the price or availability of steel, or any other material used in the production of our railcars, may have a material adverse effect on our business, financial condition and results of operations. In addition, if any of our raw material suppliers were unable to continue its business or were to seek bankruptcy relief, the availability or price of the materials we use could be adversely affected. Deliveries of our raw materials, and the components made from those raw materials, may also fluctuate depending on supply and demand for the raw material or governmental regulation relating to the raw material, including regulation relating to the importation of the raw material.
We have entered into contracts with most of our railcar customers that allow for variable pricing to protect us against future increases in the cost of certain raw materials and components, including steel. However, in 2004 and in the six months ended June 30, 2005, we were unable to pass on an estimated $7.9 million and $2.4 million, respectively, in increases in raw material and components costs. As prices for steel, other raw materials and components increase, we may not be able to pass on such price increases to our customers in the future, which could adversely affect our operating margins and cash flows. Even if we are able to increase prices, any such price increases may reduce demand for our railcars. In addition, our customers may not be willing to accept contractual terms that provide for variable pricing and our competitors, in an effort to gain market share or otherwise, have agreed in the past, and may in the future agree, to railcar supply arrangements that provide for fixed pricing. As a result, we may lose railcar orders or we may be required to agree to supply railcars with fixed pricing provisions or be subject to less favorable contract terms, any of which could have a material adverse effect on our business, financial condition and results of operations.
Fluctuations in the supply of components and raw materials we use in manufacturing railcars could cause production delays or reductions in the number of railcars we manufacture, which could materially adversely affect our business, financial condition and results of operations.
Our railcar manufacturing business depends on the adequate supply of numerous components, such as railcar wheels, brakes, tank railcar heads, sideframes, axles, bearings, yokes, bolsters and other heavy castings, and raw materials, such as normalized steel plate. Over the last few years many suppliers have been acquired or ceased operations, which has caused the number of alternative suppliers of components and raw materials to decline. The combination of industry consolidation and high demand has caused recent industry-wide shortages of many critical components as reliable suppliers are frequently at or near production capacity. For example, with respect to railcar wheels, there are only two significant suppliers that continue to produce the type of component we use in our products. We rely on one of these suppliers for most of our railcar wheels. Also, a small percentage of the railcar wheels we use are refurbished and are obtained from scrapped railcars. Supply of these refurbished railcar wheels is available in limited quantities and is unpredictable because the supply of refurbished railcar wheels depends on the level and type of railcars being scrapped in any given period. The supply of steel is similarly limited. While we receive regular steel from three suppliers, we have entered agreements this year requiring us to buy the lesser of a fixed volume or 75% of our steel requirements from one supplier. In addition, there is currently only one North American supplier of the types and sizes of normalized steel plate we use in the production of many of our tank railcars.
Supply constraints are exacerbated in our industry because, although multiple suppliers may produce certain components, railcar manufacturing regulations and the physical capabilities of manufacturing facilities restrict the types and sizes of components and raw materials that manufacturers may use. In addition, we do not carry significant inventories of components and procure many of our components on a just-in-time basis. With the recent increased demand for railcars, our remaining suppliers are facing significant challenges in providing components and materials on a timely basis to all railcar

Risk factors

manufacturers, including to us. In the event that our suppliers of railcar components and raw materials were to stop or reduce the production of railcar components and raw materials that we use, go out of business, refuse to continue their business relationships with us or become subject to work stoppages, our business would be disrupted. Our inability to obtain components and raw materials in required quantities or of acceptable quality could result in significant delays or reductions in railcar shipments. Any of these events would materially and adversely affect our operating results. Furthermore, our ability to increase our railcar production to expand our business depends on our ability to obtain an increased supply of these railcar components and raw materials.
While we believe that we may, in certain circumstances, secure alternative sources of these components and materials, we may incur substantial delays and significant expense in doing so, the quality and reliability of alternative sources may not be the same and our operating results may be materially adversely affected. Alternative suppliers might charge significantly higher prices for railcar components and materials than we currently pay. Even if alternative suppliers are available to us, these suppliers may be unacceptable to our customers because our customers often specify the components we may use in railcars manufactured for them. Under such circumstances, the disruption to our business could have a material adverse impact on our customer relationships, business, financial condition and results of operations.
We operate in a highly competitive industry and we may be unable to compete successfully, which would materially adversely affect our results of operations.
We face intense competition in all of our markets. In each of our covered hopper and tank railcar manufacturing businesses we have two principal competitors. In addition, some of these and other railcar manufacturers produce railcars primarily for use in their own railcar leasing operations, competing directly with leasing companies, some of which are our largest customers. Some of our competitors have greater financial and technological resources than we have. Our competitors may increase their participation in the railcar markets in which we compete and other railcar manufacturers that currently do not manufacture covered hopper or tank railcars may choose to compete directly with us. Railcar purchasers’ sensitivity to price and strong price competition within the industry have historically limited our ability to increase prices to obtain better margins on our railcars. Additionally, as we selectively seek to manufacture different types of railcars we will be competing against railcar manufacturers with significantly more experience than we have with regard to such railcar types. Our competition for the sale of railcar components includes our competitors in the railcar manufacturing market as well as a concentrated group of companies whose primary business focus is the production of one or more specialty components. We compete with numerous companies in our railcar fleet management and railcar repair services business, ranging from companies with greater resources than we have to small, local companies.
In all our markets, in addition to price, competition is based on quality, reputation, reliability of delivery, product performance, customer service and other factors. In particular, technological innovation by any of our existing competitors, or new competitors entering any of the markets in which we do business, could put us at a competitive disadvantage. We may be unable to compete successfully or retain our market share in our established markets. Increased competition for the sales of our railcars, our fleet management and repair services and our railcar components could result in price reductions, reduced margins and loss of market share, which could materially adversely affect our prospects, business, financial condition and results of operations.

Risk factors

Equipment failures, delays in deliveries or extensive damage to our facilities, particularly our railcar manufacturing facilities in Paragould or Marmaduke, Arkansas, could lead to production or service curtailments or shutdowns.
We manufacture our railcars at manufacturing facilities in Paragould and Marmaduke, Arkansas. An interruption in manufacturing capabilities at either of these facilities, as a result of equipment failure or other reasons, could reduce or prevent the production of our railcars. A halt of production at either facility could severely delay scheduled railcar delivery dates to our customers and affect our production schedule, which would delay future production. Any significant delay in deliveries to our customers could result in the termination of orders, cause us to lose future sales and negatively affect our reputation among our customers and in the railcar industry, all of which would materially adversely affect our business and results of operations. Additionally, production delays or interruptions at our Jackson, St. Charles or Kennett, Missouri components manufacturing facilities or at our Ohio Castings joint venture, all of which provide key components to our Paragould and Marmaduke railcar manufacturing facilities, could contribute to delays of railcar deliveries and order cancellations. Interruptions at our repair, cleaning and maintenance facilities, including our mobile repair units, may also have a material adverse effect on our business. All of our manufacturing and service facilities are also subject to the risk of catastrophic loss due to unanticipated events, such as fires, earthquakes, explosions, floods or weather conditions. We may experience plant shutdowns or periods of reduced production as a result of equipment failures, loss of power, gray outs, delays in deliveries or extensive damage to any of our facilities, which could have a material adverse effect on our business, results of operations or financial condition.
We depend upon a small number of customers that represent a large percentage of our revenues. The loss of any single customer, or a reduction in sales to any such customer, could have a material adverse effect on our business, financial condition and results of operations.
Railcars are typically sold pursuant to large, periodic orders and, therefore, a limited number of customers typically represents a significant percentage of our railcar sales in any given year. Our top ten customers based on revenues represented, in the aggregate, approximately 79%, 79% and 82% in 2002, 2003 and 2004, respectively, of our total revenues. Moreover, our top three customers based on revenues represented, in the aggregate, approximately 65%, 70% and 59% in 2002, 2003 and 2004, respectively, of our total revenues. In 2004, sales to our top three customers accounted for approximately 24%, 20% and 16%, respectively, of our total revenues. In the six months ended June 30, 2005, sales to our top three customers accounted for approximately 26%, 21% and 14%, respectively, of our total revenues. The loss of any significant portion of our sales to any major customer, the loss of a single major customer or a material adverse change in the financial condition of any one of our major customers could have a material adverse effect on our business, financial condition and financial results.
If we lose key personnel, our operations and ability to manage the day-to-day aspects of our business may be materially adversely affected.
We believe our success depends to a significant degree upon the continued contributions of our executive officers and key employees, both individually and as a group. Our future performance will substantially depend on our ability to retain and motivate them. If we lose members of our senior management team or key employees or are unable to recruit qualified personnel, our ability to manage the day-to-day aspects of our business may be materially adversely affected. It would be difficult to replace members of our senior management team or key employees without materially adversely affecting our business operations because members of our senior management team or key employees have many years of experience with our company and within the railcar industry and other

Risk factors

manufacturing industries and strong personal ties with many of our important customers and suppliers. The loss of the services of one or more members of our senior management team or key employees could have a material adverse effect on our business, financial condition and results of operations. We do not currently maintain “key person” life insurance.
If we face labor shortages or increased labor costs our growth and results of operations could be materially adversely affected.
Due to the cyclical nature of the demand for our products, we have had to reduce and then rebuild our workforce as our business has gone through downturns followed by upturns in business activity. Due to the competitive and rural nature of the labor markets in which we operate, this type of employment cycle increases our risk of not being able to retain and recruit the personnel we require in our railcar manufacturing and other businesses, particularly in periods of economic expansion. Our Paragould and Marmaduke facilities are located in sparsely populated communities and we have experienced a high turnover rate at these locations among newly-hired employees. The additional painting and lining capabilities that we are adding to our Paragould facility, which we expect will be completed by the end of 2005, will require additional employees to operate. Our inability to recruit, retain and train adequate numbers of qualified personnel on a timely basis could materially adversely affect our ability to operate our businesses, our financial condition and our results of operations.
The variable purchase patterns of our railcar customers and the timing of completion, delivery and acceptance of customer orders may cause our revenues and income from operations to vary substantially each quarter, which could result in significant fluctuations in our quarterly results.
Most of our individual railcar customers do not make railcar purchases every year because they do not need to replace or replenish their railcar fleets on a yearly basis. Many of our customers place orders for railcars on an as-needed basis, sometimes only once every few years. As a result, the order levels for railcars, the mix of railcar types ordered and the railcars ordered by any particular customer have varied significantly from quarterly period to quarterly period in the past and may continue to vary significantly in the future. Railcar sales comprised approximately 75% of our total revenue in 2004 and 80.7% of our total revenue in the six months ended June 30, 2005, and our results of operations in any particular quarterly period may be significantly affected by the number and type of railcars manufactured and delivered in any given quarterly period. We record the sale of a railcar after completion of production of the railcar, the railcar is accepted by the customer following inspection, the risk for any damage or loss with respect to the railcar passes to the customer and title to the railcar transfers to the customer. This revenue recognition policy determines when we record the revenues associated with our railcar sales and, as a result, will cause fluctuations in our quarterly results. As a result of these fluctuations, we believe that comparisons of our sales and operating results between quarterly periods within the same fiscal year and between quarterly periods within different fiscal years may not be meaningful and, as such, these comparisons should not be relied upon as indicators of our future performance.
Our relationships with our partners in our Ohio Castings joint venture may not be successful, which could materially adversely affect our business.
Effective on January 1, 2005, we acquired from ACF Industries Holding Corp., an affiliate of Carl C. Icahn, our principal beneficial stockholder and the chairman of our board of directors, its one-third ownership interest in Ohio Castings, our joint venture with affiliates of Amsted Industries Inc., a railcar components manufacturing company, and The Greenbrier Companies, a railcar manufacturer and leasing company. We acquired this joint venture interest in order to increase our supply

Risk factors

alternatives for heavy castings, which are critical components for the manufacture of railcars and the supply of which is constrained. The companies that supply the railcar industry with heavy castings have been unable to meet the short-term or long-term demand of railcar manufacturers and, as such, the production capacity of many railcar manufacturers, including ours, is restricted by the limited availability of these components. Although the allocation of castings that we receive from Ohio Castings does not provide us with all of our castings requirements, the joint venture does provide us with a committed source for a critical portion of the castings that we require for the successful operation of our business. If Ohio Castings is unable to provide us with our allocation of castings on a timely basis or at all, our manufacturing costs could increase and we may have to delay or cancel the production of ordered railcars, all of which could materially adversely affect our business and results of operations.
The level of our reported railcar backlog may not necessarily indicate what our future revenues will be and our actual revenues may fall short of the estimated revenue value attributed to our railcar backlog.
We define backlog as the number of railcars, and the revenue value in dollars attributed to these railcars, to which our customers have committed in writing to purchase from us that have not yet been recognized as revenues. Our competitors may not define railcar backlog in the same manner as we do, which could make comparisons of our railcar backlog with theirs misleading. In this prospectus, we have disclosed our railcar backlog for various periods and the estimated revenue value in dollars that would be attributed to this railcar backlog once the railcar backlog is converted to actual sales. We consider railcar backlog to be an indicator of future revenues. However, our reported railcar backlog may not be converted into revenues in any particular period, if at all, and the actual revenues from such sales may not equal our reported estimates of railcar backlog value. For example, if the price for raw materials, such as steel, and other components used in the production of our railcars decreases or increases and we have entered into applicable variable pricing contracts with a customer or we are otherwise able to pass on these price changes to a customer, our actual revenues will differ from the estimated revenue value attributed to our railcar backlog. In addition, our railcar manufacturing business relies on third-party suppliers for heavy castings, wheels and other components and raw materials and if these third parties were to stop or reduce their supply of components or raw materials, our production would decline and our actual revenues would fall short of the estimated revenue value attributed to our railcar backlog. Customer orders may be subject to cancellation, inspection rights and other customary industry terms, all of which could affect our recognition of revenue currently reflected in our backlog. Furthermore, delivery dates may be subject to deferral, thereby delaying the date on which we will deliver the associated railcars and realize revenues attributable to such railcar backlog. Therefore, our current level of reported railcar backlog may not necessarily represent the level of revenues that we may generate in any future period. Furthermore, any contract included in our reported railcar backlog that actually generates revenues may not be profitable.
Our management and auditors have identified three significant deficiencies in our internal controls as of December 31, 2004, which, if not properly remediated could result in misstatements in our financial statements in future periods.
Our independent auditors, Grant Thornton LLP, issued a letter to our board of directors in which they identified three significant deficiencies in the design and operation of our internal controls as of December 31, 2004. A significant deficiency is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a misstatement of the financial statements that is more than inconsequential will not be prevented or detected. A control deficiency exists when the design or operation of a control does not allow management or employees, in the

Risk factors

normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. The letter specifically noted the following significant deficiencies:

•	Inventory cut-off. Our manufacturing facilities recorded inventory shipped by our vendors to us on the date we received the inventory in our facilities, rather than on the date of shipment, which is our current procedure.

•	Construction in process. We transferred assets from construction in process to fixed assets on a quarterly basis rather than at the time assets are actually placed into service. There was insufficient documentation authorizing the movement of assets from construction in process to fixed assets. Certain assets were still being classified as construction in process even though the asset was in service.

•	Fixed asset recording and reconciliation. Our fixed asset subsidiary ledgers were not updated in a timely manner. Supporting ledgers for depreciation schedules were tracked using Microsoft Excel. The schedules were not reconciled on a timely basis. The procedures surrounding the compilation of the data was manual and subject to error.
In light of the noted significant deficiencies, we have instituted control improvements that we believe will reduce the likelihood of similar errors. If the remedial policies and procedures we have implemented are insufficient to address the three significant deficiencies or if additional significant deficiencies or other conditions relating to our internal controls are discovered in the future, we may fail to meet our future reporting obligations, our financial statements may contain material misstatements and our operating results may be adversely affected. Any such failure could also adversely affect the results of the periodic management evaluations and annual auditor attestation reports regarding the effectiveness of our internal controls over financial reporting, which will be required when the SEC’s rules under Section 404 of the Sarbanes-Oxley Act of 2002 become applicable to us beginning with the filing of our Annual Report on Form 10-K for the year ended December 31, 2006. Internal control deficiencies could also cause investors to lose confidence in our reported financial information. Although we believe we have addressed our significant deficiencies in internal controls with the remedial measures we have implemented, we cannot guarantee that the measures we have taken to date or any future measures will remediate the significant deficiencies identified or that any additional significant deficiencies will not arise in the future due to a failure to implement and maintain adequate internal controls over financial reporting.
Once we become a public company, we will need to comply with the reporting obligations of the Exchange Act and Section 404 of the Sarbanes-Oxley Act. If we fail to comply with the reporting obligations of the Exchange Act and Section 404 of the Sarbanes-Oxley Act, or if we fail to achieve and maintain adequate internal controls over financial reporting, our business, results of operations and financial condition, and investors’ confidence in us, could be materially adversely affected.
As a public company, we will be required to comply with the periodic reporting obligations of the Exchange Act, including preparing annual reports, quarterly reports and current reports. Our failure to prepare and disclose this information in a timely manner could subject us to penalties under federal securities laws, expose us to lawsuits and restrict our ability to access financing. In addition, we will be required under applicable law and regulations to integrate our systems of internal controls over financial reporting. We plan to evaluate our existing internal controls with respect to the standards adopted by the Public Company Accounting Oversight Board. During the course of our evaluation, we may identify areas requiring improvement and may be required to design enhanced processes and controls to address issues identified through this review. This could result in significant delays and cost to us and require us to divert substantial resources, including management time, from other activities.

Risk factors

For example, during the audit of our 2004 fiscal year, our independent registered public accounting firm issued a letter to our board of directors noting certain significant deficiencies, as described above.
We expect to dedicate significant management, financial and other resources in connection with our compliance with Section 404 of the Sarbanes-Oxley Act in the second half of 2005. We expect these efforts to include a review of our existing internal control structure. As a result of this review, we may either hire or outsource additional personnel to expand and strengthen our finance function. There have been no external costs associated with this effort through June 30, 2005, and we cannot be certain at this time that we will be able to comply with all of our reporting obligations and successfully complete the procedures, certification and attestation requirements of Section 404 of the Sarbanes-Oxley Act by the time that we are required to file our Annual Report on Form 10-K for the year ended December 31, 2006. If we fail to achieve and maintain the adequacy of our internal controls and do not address the deficiencies identified in the letter received by our board of directors from our auditors, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with the Sarbanes-Oxley Act. Moreover, effective internal controls are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act on a timely basis could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our common stock.
Rapid growth is straining our operations and requiring us to incur costs to upgrade our infrastructure.
During the last five quarters, we have experienced extremely rapid growth in our operations, the number of our employees and our product offerings. Our growth places a significant strain on our management, operations and financial systems and also on our ability to retain employees. Our future operating results will depend in part on our ability to continue to implement and improve our operating and financial controls and management information systems. If we fail to manage our growth effectively, our business, financial condition and results of operations could be materially adversely affected.
After this offering, companies affiliated with Carl C. Icahn will continue to be important suppliers and customers.
We manufacture railcars and railcar components and provide railcar services for companies affiliated with Carl C. Icahn, our principal beneficial stockholder and the chairman of our board of directors. To the extent our relationships with affiliates of Mr. Icahn change, our results of operations and financial condition may be materially adversely affected.
Affiliates of Mr. Icahn have accounted for approximately 45%, 34%, 24% and 14% of our revenues in 2002, 2003, 2004 and the six months ended June 30, 2005, respectively. This revenue is primarily attributable to our sale of railcars. American Railcar Leasing LLC, or ARL, a railcar leasing company owned by affiliates of Mr. Icahn, currently purchases all of its railcars from us. However, we have no long-term agreements with ARL or any other affiliates of Mr. Icahn to purchase our railcars, and we cannot assure you that ARL or other affiliates of Mr. Icahn will continue to do so. ARL could, in the future, purchase railcars from one of our competitors. In addition, we have a railcar servicing agreement with ARL, under which we provide fleet management services for the entire railcar fleet of ARL and its subsidiaries. These railcars represented approximately 39% of the railcars for which we provided fleet management services as of June 30, 2005. This agreement is terminable by either party at the end of any contract year upon six months prior notice and ARL is not restricted from using the services of our competitors for its existing fleet of railcars or any other railcars it may purchase. A

Risk factors

significant change in the nature of the business relationship with ARL and other affiliates of Mr. Icahn could have a material adverse effect on our results of operations.
We also purchase railcar and industrial components from ACF, another entity affiliated with Mr. Icahn. ACF has been the supplier of approximately $19.0 million, $31.3 million and $35.4 million of our inventory purchases in 2003, 2004 and the six months ended June 30, 2005, respectively. Currently ACF is our sole supplier of tank railcar heads and one of a limited number of suppliers for other important railcar components that we use in our manufacturing operations. These railcar components are manufactured and sold to us under a supply agreement that is terminable by ACF at the end of any contract year on six months prior notice. We cannot guarantee that we would be able to obtain alternative supplies of these railcar components on a timely basis and on comparable terms if we were no longer able to purchase these railcar components from ACF. A failure to obtain component supplies from ACF could materially adversely affect our results of operations.
For more information on these arrangements, see “Certain relationships and related party transactions.”
Services being provided to us by ARL, an entity controlled by Carl C. Icahn, may not be sufficient to meet our needs, which may require us to incur additional costs.
We use certain outsourced information technology and administrative services from ARL, an entity controlled by Mr. Icahn. We also sublease our headquarters office space in St. Charles, Missouri from ARL. We cannot assure you that these services will be provided at the same level as they are currently being provided or that we will be able to maintain our sublease on the same terms as currently in effect. These arrangements may be terminated by ARL or by us upon six months notice and, if they were terminated, we would be required to find a third-party provider of these services or begin to provide them for ourselves and relocate our office headquarters. As these agreements were negotiated with ARL, an entity affiliated with us, the prices and rates charged to us under these agreements may be lower than the prices and rates that may be charged by unaffiliated third parties for similar services and an office sublease or for us to provide these services on our own. We cannot assure you that, if these agreements are terminated, we will be able to replace these services and the sublease in a timely manner or on terms and conditions, including cost, as favorable as those we are currently receiving. Additional expenses incurred in replacing these services and relocation of our office facilities or the failure to replace these services could materially adversely affect our results of operations.
After this offering, we may have reduced access to resources of, and benefits provided by, entities affiliated with Carl C. Icahn.
We have in the past obtained access to significant management, financial and other resources from entities affiliated with Carl C. Icahn. For example, in the past some of our capital needs have been satisfied by entities affiliated with Mr. Icahn. Additionally, Mr. Icahn and his affiliated entities have been key resources for strategic and management advice, which we have obtained at no cost. We believe access to these resources has provided us with a competitive advantage. In addition, we believe that our relationship with entities affiliated with Mr. Icahn have, in many cases, provided us with a competitive advantage in identifying opportunities for sales of our products and identifying and attracting partners for critical supply arrangements. For example, we participate in product and service purchasing arrangements with entities controlled by Mr. Icahn, which we believe may provide us with favorable pricing as a result of larger aggregate purchases by the Icahn-affiliated buying group. If we were unable to participate in these buying group arrangements our manufacturing costs would increase and our results of operations and financial condition may be materially adversely affected. Also, lease sales agents of ARL and ACF, in connection with their own leasing sales activities have, from time to time, referred their customers or contacts to us that prefer to purchase rather than lease railcars, which

Risk factors

has, in some cases, led to us selling railcars to these customers or contacts. At this time there is no formal arrangement under which these services are provided and we do not compensate ARL, ACF or any of their leasing sales agents for any railcar sales that we may make as a result of these referrals. To the extent that ARL or ACF discontinue referring potential customers to us, or require us to compensate them for these referrals, our results of operations and financial condition may be adversely affected.
Lack of acceptance of our new railcar offerings by our customers could materially adversely affect our business.
Our strategy depends in part on our continued development and sale of new railcar designs to expand or maintain our market share in the railcar markets in which we currently compete. The investment required by us in connection with the development of new railcar designs is considerable and we usually make decisions to develop and market new railcars and railcars with modified designs without firm indications of customer acceptance. New or modified railcar designs may require customers to alter their existing business methods or displace existing equipment in which these customers may have a substantial capital investment. Additionally, many railcar purchasers prefer to maintain a standardized fleet of railcars and railcar purchasers with established railcar fleets are generally resistant to railcar design changes. Therefore, any new or modified railcar designs that we develop may not gain widespread acceptance in the marketplace and any such products may not be able to compete successfully with existing railcar designs or new railcar designs that may be introduced by our competitors.
Our production of new railcar product lines may not be initially profitable and may result in financial losses.
Our strategy includes developing new railcars and selectively expanding beyond the covered hopper and tank railcar markets. When we begin production of a new railcar product line, we usually experience higher initial costs of production due to training and labor and operating inefficiencies associated with new manufacturing processes. Due to pricing pressures in our industry, the pricing for new railcars in customer contracts usually does not reflect the initial additional costs, and our costs of production may exceed the anticipated revenues until we are able to gain labor efficiencies. For example, in 2004 and 2005, we used a portion of the railcar production capacity at our Paragould facility, which we primarily use to manufacture covered hopper railcars, to manufacture centerbeam platform railcars. This was the first time we manufactured centerbeam platform railcars and as a result of training and increased production costs in the early stages of this production run, we incurred a loss on this product. To the extent that the total costs of production significantly exceed our anticipated costs of production, we may incur a loss on our sale of new railcar product lines.
We may pursue acquisitions or joint ventures that involve inherent risks, any of which may cause us not to realize anticipated benefits.
Our business strategy includes the potential acquisition of businesses and entering into joint ventures and other business combinations that we expect will complement and expand our business. We may not be able to successfully identify suitable acquisition or joint venture opportunities or complete any particular acquisition, combination, joint venture or other transaction on acceptable terms. Our identification of suitable acquisition candidates and joint venture opportunities involves risks inherent in assessing the values, strengths, weaknesses, risks and profitability of these opportunities including their effects on our business, diversion of our management’s attention and risks associated with unanticipated problems or unforeseen liabilities. If we are successful in pursuing future acquisitions or joint ventures, we may be required to expend significant funds, incur additional debt or issue

Risk factors

additional securities, which may materially adversely affect our results of operations and be dilutive to our stockholders. If we spend significant funds or incur additional debt, our ability to obtain financing for working capital or other purposes could decline and we may be more vulnerable to economic downturns and competitive pressures. In addition, we cannot guarantee that we will be able to finance additional acquisitions or that we will realize any anticipated benefits from acquisitions or joint ventures that we complete. Should we successfully acquire another business, the process of integrating acquired operations into our existing operations may result in unforeseen operating difficulties and may require significant financial resources that would otherwise be available for the ongoing development or expansion of our existing business. Our failure to identify suitable acquisition or joint venture opportunities may restrict our ability to grow our business.
If we are unable to protect our intellectual property and prevent its improper use by third parties, our ability to compete in the market may be harmed.
We rely on patent protection and a combination of copyright, trade secret and trademark laws to protect our proprietary technology and prevent others from duplicating our products. However, these means afford only limited protection and may not prevent our competitors from duplicating our products or gaining access to our proprietary information and technology. These means also may not permit us to gain or maintain a competitive advantage.
Any of our patents may be challenged, invalidated, circumvented or rendered unenforceable. We cannot guarantee that we will be successful should one or more of our patents be challenged for any reason. If our patent claims are rendered invalid or unenforceable, or narrowed in scope, the patent coverage afforded our products could be impaired, which could significantly impede our ability to market our products, negatively affect our competitive position and materially adversely affect our business and results of operations.
We cannot assure you that any pending or future patent applications held by us will result in an issued patent, or that if patents are issued to us, that such patents will provide meaningful protection against competitors or against competitive technologies. The issuance of a patent is not conclusive as to its validity or its enforceability. The United States federal courts may invalidate our patents or find them unenforceable. Competitors may also be able to design around our patents. Our patents and patent applications cover particular aspects of our products. Other parties may develop and obtain patent protection for more effective technologies, designs or methods. If these developments were to occur, it could have an adverse effect on our sales. If our intellectual property rights are not adequately protected, we may not be able to commercialize our technologies, products or services and our competitors could commercialize our technologies, which could result in a decrease in our sales and market share and could materially adversely affect our business and results of operations.
Our products could infringe the intellectual property rights of others, which may lead to litigation that could itself be costly, could result in the payment of substantial damages or royalties, and could prevent us from using technology that is essential to our products.
We cannot guarantee you that our products, manufacturing processes or other methods do not infringe the patents or other intellectual property rights of third parties. Infringement and other intellectual property claims and proceedings brought against us, whether successful or not, could result in substantial costs and harm our reputation. Such claims and proceedings can also distract and divert management and key personnel from other tasks important to the success of our business. In addition, intellectual property litigation or claims could force us to do one or more of the following:

•	cease selling or using any of our products that incorporate the asserted intellectual property, which would adversely affect our revenue;

Risk factors

•	pay substantial damages for past use of the asserted intellectual property;

•	obtain a license from the holder of the asserted intellectual property, which license may not be available on reasonable terms, if at all; and

•	redesign or rename, in the case of trademark claims, our products to avoid infringing the intellectual property rights of third parties, which may not be possible and could be costly and time-consuming if it is possible to do.
In the event of an adverse determination in an intellectual property suit or proceeding, or our failure to license essential technology, our sales could be harmed and our costs could increase, which could materially adversely affect our financial condition and results of operations.
We are subject to a variety of environmental laws and regulations and the cost of complying, or our failure to comply, with such requirements may have a material adverse effect on our business, financial condition and results of operations.
We are subject to a variety of federal, state and local environmental laws and regulations relating to the release or discharge of materials into the environment, the management, use, processing, handling, storage, transport or disposal of hazardous materials, or otherwise relating to the protection of human health and the environment. These laws and regulations expose us to liability for the environmental condition of our current or formerly owned or operated facilities, and also may expose us to liability for the conduct of others or for our actions that were in compliance with all applicable laws at the time these actions were taken. Despite our intention to be in compliance, we cannot guarantee that we will at all times be in compliance with all such requirements. The cost of complying with environmental requirements may also increase substantially in future years. If we violate or fail to comply with these regulations, we could be fined or otherwise sanctioned by regulators. In addition, these requirements are complex, change frequently and may become more stringent over time, which could have a material adverse effect on our business. We are also required to maintain a variety of environmental permits. Our failure to maintain and comply with these permits could result in fines or penalties or other sanctions and have a material adverse effect on our operations or results. Future events, such as new environmental regulations or changes in or modified interpretations of existing laws and regulations or enforcement policies, or further investigation or evaluation of the potential health hazards of products or business activities, may give rise to additional compliance and other costs that could have a material adverse effect on our financial conditions and operations.
We are involved in investigation and remediation activities at properties that we now own or lease to address historic contamination and potential contamination by third parties. We are also involved with state agencies in the cleanup of two sites under these laws. These investigations are at a preliminary stage, and it is impossible to estimate, with any certainty, the timing and extent of remedial actions that may be required, and the costs that would be involved in such remediation. Substantially all of the issues identified relate to the use of the properties prior to their transfer to us in 1994 by ACF and for which ACF has retained liability and agreed to indemnify us. However, if ACF fails to honor its obligations to us, we would be responsible for the cost of such remediation. We have been advised that ACF estimates that, for the remainder of 2005, ACF will spend approximately $150,000 on environmental investigation and, in each of 2006 and 2007, it will spend approximately $200,000 on environmental investigation, relating to contamination that existed at properties prior to their transfer to us in 1994 and for which ACF has retained liability and agreed to indemnify us. We expense all costs associated with environmental investigation and remediation relating to our properties even if we receive indemnification from ACF. ACF’s indemnification is not treated as an offset to that expense, but rather as an additional capital contribution. The discovery of historic contamination or the release of substances into the environment at our current or formerly owned or operated facilities could

Risk factors

require ACF or us in the future to incur investigative or remedial costs or other liabilities that could be material or that could interfere with the operation of our business. Any environmental liabilities that we may incur that are not covered by adequate insurance or indemnification from a party other than ACF will also increase our costs and have a negative impact on our profitability. See “Business— Environmental matters” for more information.
Failure of ACF to honor its indemnification obligations to us may have a material adverse effect on our business and financial condition.
In connection with our 1994 acquisition from ACF of assets and certain properties relating to ACF’s railcar components manufacturing and railcar manufacturing and railcar maintenance businesses, ACF agreed to retain and indemnify us for certain liabilities relating to its ownership of those assets and operation of its business prior to the transfer, including liabilities relating to employee benefit plans, worker’s compensation, environmental contamination and third-party litigation. The total of such liabilities accrued through December 31, 2004 is $11.1 million. Additional such liabilities may accrue in the future. If ACF fails to honor its indemnification obligations, whether as a result of a dispute related to the applicability of the indemnification, ACF having insufficient assets to pay liabilities or otherwise, our business and financial condition could be materially adversely affected.
Changes in assumptions or investment performance of pension and other postretirement benefit plans that we either sponsor or participate in could materially adversely affect our financial condition and results of operations.
We either sponsor or participate in several pension plans, including two plans that were frozen effective April 1, 2004 and in which our employees are therefore no longer accruing additional benefits. To the extent we continue to sponsor or participate in these plans, we will be responsible for making funding contributions to the plans, including the frozen pension plans, and may be liable for a share of any unfunded liabilities that may exist at the time we cease to participate in the plans or the plans are terminated. Our liability and resulting costs for these plans may increase or decrease based upon a number of factors, including actuarial assumptions used, the discount rate used in calculating the present value of future liabilities and investment performance. An adverse change or result in one or more of these factors could have a material adverse effect on our financial condition and results of operations.
We also provide other postretirement benefits to certain of our employees. Our postretirement benefit obligations and related expense with respect to these postretirement benefits also increase or decrease based on several factors, including changes in health care cost trend rates, and could similarly be materially adversely affected by adverse changes in these factors.
We could be liable for liabilities associated with pension plans sponsored by companies controlled by Carl C. Icahn.
Mr. Icahn, our principal beneficial stockholder and the chairman of our board of directors, and his affiliates currently hold over 80% of our outstanding voting securities. Applicable pension and tax laws make each member of a plan sponsor’s controlled group, generally defined as entities in which there is at least an 80% common ownership interest, jointly and severally liable for pension plan obligations sponsored by other members of the controlled group. These pension obligations include liability for any unfunded liabilities that may exist at the time the plans are terminated. We and our subsidiaries are currently members of a controlled group that includes ACF, an entity in which Mr. Icahn has an indirect ownership interest of at least 80%. ACF is the sponsor of several pension plans that are underfunded, as of December 31, 2004, by a total of approximately $23.7 million on an ongoing actuarial basis and $175.4 million if those plans were terminated, as most recently reported

Risk factors

by the plans’ actuaries. These liabilities could increase or decrease, depending on a number of factors, including future changes in promised benefits, investment returns and the assumptions used to calculate the liability. As members of the controlled group, we would be jointly and severally liable for any failure of ACF to pay the unfunded liabilities upon a termination of the ACF pension plans.
Upon completion of this offering, we believe that we should no longer be a member of the ACF controlled group. As a result, we should no longer be subject to ACF’s pension liabilities, unless it were determined that we were otherwise a member of the ACF controlled group or that a principal purpose of the offering or other transactions that resulted in our ceasing to be a member of the ACF controlled group was to evade pension liabilities and the termination date of the underfunded plan was within five years after the offering or other transactions. If such a determination were made and upheld by a court, we could remain jointly and severally liable for pension plan obligations of ACF, which could have a material adverse effect on our financial condition and results of operations.
Our manufacturer’s warranties expose us to potentially significant claims.
We warrant the workmanship and materials of many of our products under express limited warranties. Accordingly, we may be subject to significant warranty claims in the future such as multiple claims based on one defect repeated throughout our mass production process or claims for which the cost of repairing the defective component is highly disproportionate to the original cost of the part. These types of warranty claims could result in costly product recalls, significant repair costs and damage to our reputation, which could materially adversely affect our business and results of operations.
Increasing insurance claims and expenses could lower profitability and increase business risk.
The nature of our business subjects us to product liability, property damage and personal injury claims, especially in connection with our manufacture and repair of products that transport hazardous or volatile materials, such as pressure tank railcars. We maintain reserves and liability insurance coverage at levels based upon commercial norms in the industries in which we operate and our historical claims experience. Over the last several years, insurance carriers have raised premiums for many companies operating in our industry. Increased premiums may further increase our insurance expense as coverages expire or cause us to raise our self-insured retention. If the number or severity of claims within our self-insured retention increases, we could suffer costs in excess of our reserves. An unusually large liability claim or a series of claims based on a failure repeated throughout our mass production process may exceed our insurance coverage or result in direct damages if we were unable or elected not to insure against certain hazards because of high premiums or other reasons. In addition, the availability of, and our ability to collect on, insurance coverage is often subject to factors beyond our control. Moreover, any accident or incident involving us, even if we are fully insured or not held to be liable, could negatively affect our reputation among customers and the public, thereby making it more difficult for us to compete effectively, and could materially adversely affect the cost and availability of insurance in the future.
Covenants in our revolving credit facility currently restrict and, following amendments to our revolving credit facility that we expect to enter into concurrently with this offering, covenants in our revolving credit facility will continue to restrict our discretion in operating our business and provide for certain minimum financial requirements.
We expect to amend our revolving credit facility concurrently with this offering. Following these amendments, our revolving credit facility will contain various covenants, similar to those in our

Risk factors

existing revolving credit facility, that, among other things, will require us to satisfy certain financial covenants and will limit our management’s discretion by restricting our ability to:

•	incur additional debt;

•	redeem our capital stock;

•	enter into certain transactions with affiliates;

•	pay dividends and make other distributions;

•	make investments and other restricted payments; and

•	create liens.
Our failure to comply with any covenants under the amended revolving credit facility could lead to an event of default under the agreements governing our indebtedness that we may have outstanding at the time, permitting our lenders to accelerate our borrowings and to foreclose on any collateral.
Some of our railcar services and component manufacturing employees belong to labor unions and strikes or work stoppages by them or unions formed by some or all of our other employees in the future could adversely affect our operations.
We are a party to collective bargaining agreements with labor unions at our Longview, Texas, North Kansas City, Missouri and our Milton, Pennsylvania repair facilities and at our Longview, Texas steel foundry and components manufacturing facility. As of June 30, 2005, the covered employees at these sites collectively represent approximately 11% of our entire workforce. Disputes with regard to the terms of these agreements or our potential inability to negotiate acceptable contracts with these unions in the future could result in, among other things, strikes, work stoppages or other slowdowns by the affected workers. We cannot guarantee that our relations with our railcar services workforce will remain positive. We cannot guarantee that union organizers will not be successful in future attempts to organize our railcar manufacturing employees or our other employees at some of our other facilities. If our workers were to engage in a strike, work stoppage or other slowdown, or other employees were to become unionized or the terms and conditions in future labor agreements were renegotiated, we could experience a significant disruption of our operations and higher ongoing labor costs. In addition, we could face higher labor costs in the future as a result of severance or other charges associated with layoffs, shutdowns or reductions in the size and scope of our operations.
The market and industry data contained in this prospectus, including estimates and forecasts relating to the growth of the railcar market, cannot be verified with certainty and may prove to be inaccurate.
This prospectus contains market and industry data obtained primarily from industry publications of the Association of American Railroads, the Railway Supply Institute, Global Insight and information from the U.S. Department of Agriculture. Industry publications typically indicate that they have derived the published data from sources believed to be reasonable, including other railcar manufacturers, but do not guarantee the accuracy or completeness of the data. While we believe these publications to be reliable, we have not independently verified the data or any of the assumptions on which the estimates and forecasts are based, and the data may prove to be inaccurate. This data includes estimates and forecasts regarding future growth in these industries, specifically data related to railcar production, railcar growth and the historical average age of active railcars in North America. Forecasts and estimates regarding future growth of the railcar industry included in these reports are based on assumptions of the growth and improvement of the U.S. economy. The growth and improvement of the U.S. economy during the period of these forecasts and estimates are not assured.

Risk factors

The failure of the U.S. economy to perform as assumed in these forecasts and estimates would cause the forecasted expansion of the railcar industry not to occur or to occur to a lesser extent than predicted. The failure of the rail industry or the railcar supply industry to continue to grow as forecasted by the market and industry data included in this prospectus may have a material adverse effect on our business and the market price of our common stock.
Our failure to comply with regulations imposed by federal and foreign agencies could negatively affect our financial results.
Our railcar operations are subject to extensive regulation by governmental regulatory and industry authorities and by federal and foreign agencies. These organizations establish rules and regulations for the railcar industry, including construction specifications and standards for the design and manufacture of railcars; mechanical, maintenance and related standards; and railroad safety. New regulatory rulings and regulations from these federal or foreign agencies may impact our financial condition and results of operations. If we fail to comply with the requirements and regulations of these agencies, we may face sanctions and penalties that could materially adversely affect our results of operations.
Further consolidation of the railroad industry may materially adversely affect our business.
Over the past ten years there has been a consolidation of railroad carriers operating in North America. Railroad carriers are large purchasers of railcars and represent a significant portion of our historical customer base. With fewer railroad carriers, each railroad carrier will have proportionately greater buying power and operating efficiency. This may intensify competition among railcar manufacturers to retain customer relationships with the consolidated railroad carriers and cause our prices to decline. Future consolidation of railroad carriers may materially adversely affect our sales and reduce our income from operations.
Reductions in the availability of energy supplies or an increase in energy costs may increase our operating costs.
We use electricity and natural gas at our manufacturing facilities and to operate our equipment. Over the past three years, prices for electricity and natural gas have fluctuated significantly. An outbreak or escalation of hostilities between the United States and any foreign power and, in particular, a prolonged armed conflict in the Middle East, could result in a real or perceived shortage of petroleum and/or natural gas, which could result in an increase in the cost of electricity or energy generally. Future limitations on the availability or consumption of petroleum products and/or an increase in energy costs, particularly electricity for plant operations, could have a materially adverse effect upon our business and results of operations.
We may be required to reduce our inventory carrying values, which could materially adversely affect our financial condition and results of operations.
We are required to record our inventories at the lower of cost or market. In assessing the ultimate realization of inventories, we are required to make judgments as to future demand requirements and compare them with the current or committed inventory levels. We have recorded reductions in inventory carrying values in recent periods due to the discontinuance of product lines and changes in market conditions due to changes in demand requirements. We may be required to reduce inventory carrying values in the future due to a decline in market conditions in the railcar business, which could have a material adverse effect on our financial condition and results of operations.

Risk factors

We may be required to reduce the value of our long-lived assets, which could materially adversely affect our financial condition and results of operations.
We periodically evaluate the carrying values of our long-lived assets for potential impairment. The carrying value of a long-lived asset is considered impaired when the carrying value is not recoverable through undiscounted future cash flows and the fair value of the asset is less than the carrying value reduced by the estimated cost to dispose of the asset. Any resulting impairment loss related to reductions in the value of our long-lived assets could materially adversely affect our financial condition and results of operations.
RISKS RELATED TO THE PURCHASE OF OUR COMMON STOCK IN THIS OFFERING
As a new investor, you will experience immediate and substantial dilution.
You will pay a price for each share of our common stock that exceeds the per share value attributed from our tangible assets less our total liabilities. Therefore, if we distributed our consolidated tangible assets after deducting our consolidated liabilities to our stockholders following this offering, our stockholders would receive less per share of common stock than you paid in this offering. After giving effect to the sale of our shares of common stock in this offering at the assumed initial public offering price of $[       ●       ] per share, which represents the midpoint of the range on the cover of this prospectus, after deducting the underwriting discount and estimated offering expenses payable by us and after giving effect to the Transactions, our net tangible book value would have been approximately $[       ●       ] million, or $[       ●       ] per share. Accordingly, if you purchase shares of our common stock in this offering you will suffer immediate dilution of $[       ●       ] per share in net tangible book value. Net tangible book value per share represents the amount of our total consolidated tangible assets less our total consolidated liabilities, divided by the total number of shares of common stock outstanding adjusted for this offering and the expected use of the proceeds of this offering, based on an assumed initial offering price of $[       ●       ] per share of common stock, which represents the midpoint of the range on the cover of this prospectus. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares of our capital stock. You may suffer additional dilution to the extent outstanding options to purchase shares of our common stock are exercised. For more information, see “Dilution.”
Our common stock may trade at prices below the initial public offering price and may be susceptible to declines based on securities analysts’ or industry research and reports.
Prior to this offering, you could not buy or sell our common stock publicly. We cannot predict the extent to which an active trading market for our common stock will develop or be sustained after this offering. The initial public offering price will be determined by negotiations between us and representatives of the underwriters based on factors that may not be indicative of future performance and may not bear any relationship to the price at which our common stock will trade upon completion of this offering. You may not be able to resell our common stock at or above the initial public offering price.
In addition, the trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of the analysts who cover us or our industry downgrade our stock or project a downturn in our industry, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Risk factors

The price of our common stock is subject to volatility and you could lose all or part of your investment.
Various factors, such as general economic changes in the financial markets, announcements or significant developments with respect to the railcar industry, actual or anticipated variations in our or our competitors’ quarterly or annual financial results, the introduction of new products or technologies by us or our competitors, changes in other conditions or trends in our industry or in the markets of any of our significant customers, changes in governmental regulation, our financial results failing to meet expectations of analysts or investors, or changes in securities analysts’ estimates of our future performance or of that of our competitors or our industry, could cause the market price of our common stock to fluctuate substantially. In addition, our customers’ practice of placing large, periodic orders for products on an as needed basis makes our quarterly sales and operating results difficult to predict and could cause our operating results in some quarters to vary from market expectations and also lead to volatility in our stock price.
Our stock price may decline due to sales of shares by Carl C. Icahn and other stockholders.
Sales of substantial amounts of our common stock, or the perception that these sales may occur, may adversely affect the price of our common stock and impede our ability to raise capital through the issuance of equity securities in the future. There will be [       ●       ] shares of our common stock outstanding immediately after this offering. Of these shares, [ ● ]% will be beneficially owned by our principal beneficial stockholder and the chairman of our board of directors, Carl C. Icahn. All shares sold in this offering will be freely transferable without restriction or further registration under the Securities Act of 1933. All of our other outstanding shares of common stock are subject to restrictions applicable to our “affiliates,” as that term is defined in Rule 144 of the Securities Act and subject to 180-day lock-up agreements. See “Shares eligible for future sale” and “Underwriting.”
We and our executive officers, directors and all our stockholders have entered into 180-day lock-up agreements with the underwriters. The lock-up agreements prohibit us and our executive officers, directors and stockholders from selling or otherwise disposing of shares of common stock, except in limited circumstances. The terms of the lock-up agreements can be waived, at any time, by UBS Securities LLC, at its sole discretion, without prior notice or announcement, to allow us or our officers, directors and stockholders to sell shares of our common stock. If the terms of the lock-up agreements are waived, shares of our common stock will be available for sale in the public market, which could reduce the price of our common stock. See “Shares eligible for future sale— Lock-up agreements.”
Following the expiration of the lock-up period, certain shareholders under our new registration rights agreement will be entitled, subject to certain exceptions, to exercise their demand registration rights to register their shares under the Securities Act. If this right is exercised, holders of any of our common stock subject to the registration rights agreement will be entitled to participate in such registration. By exercising their registration rights, and selling a large number of shares, these holders could cause the price of our common stock to decline. An estimated [       ●       ] shares of common stock will be subject to our registration rights agreement upon completion of this offering. See “Shares eligible for future sale,” “Certain relationships and related party transactions— Registration rights” and “Description of capital stock— Registration rights.”

Risk factors

We may require additional capital in the future and sales of our equity securities to provide this capital may dilute your ownership in us.
We may need to raise additional funds through public or private equity financings to:

•	expand and grow our business;

•	develop new products and services;

•	respond to competitive pressures; or

•	acquire complementary businesses or technologies.
Any additional capital raised through the sale of our equity securities may dilute your percentage ownership interest in us.
Carl C. Icahn will continue to exert significant influence over us and his interests may conflict with the interests of our other stockholders.
We have been advised that affiliates of Carl C. Icahn, our principal beneficial stockholder and the chairman of our board of directors, are currently negotiating with the Foundation for a Greater Opportunity, or the Foundation, our other significant beneficial stockholder, to acquire all of our common stock held by the Foundation prior to consummation of this offering. If that purchase occurs, we expect that Mr. Icahn will control 100% of the voting power of our outstanding capital stock prior to the offering and approximately [ ● ]% of the voting power of our capital stock following the offering. As a result, Mr. Icahn is, and will be, able to exert substantial influence over us, elect our directors and control most matters requiring board or shareholder approval, including

•	any determination with respect to our business strategy and policies;

•	mergers or other business combinations involving us;

•	our acquisition or disposition of assets;

•	future issuances of common stock or other securities by us;

•	our incurrence of debt or obtaining other sources of financing; and

•	the payment of dividends on our common stock.
Mr. Icahn owns and controls and has an interest in a wide array of companies, some of which may compete directly or indirectly with us. As a result, his interests may not always be consistent with our interests or the interests of our other stockholders. For example, ARL, a railcar leasing company owned by Mr. Icahn, competes directly with our other customers that are in the railcar leasing business and ACF, which supplies us with critical component products, also provides products to our competitors. ACF has also previously manufactured railcars and may do so in the future. Mr. Icahn and entities controlled by him may also pursue acquisitions or business opportunities that may be complementary to our business. Our restated articles of incorporation will allow Mr. Icahn, entities controlled by him, and any director, officer, member, partner, stockholder or employee of Mr. Icahn or entities controlled by him, to take advantage of such corporate opportunities without first presenting such opportunities to us, unless such opportunities are expressly offered to any such party solely in, and as a direct result of, his or her capacity as our director, officer or employee. As a result, corporate opportunities that may benefit us may not be available to us in a timely manner, or at all. See “Description of Capital Stock— Corporate Opportunities.” To the extent that conflicts of interest may arise between us and Mr. Icahn and his affiliates, those conflicts may be resolved in a manner adverse to us or to you or other holders of our securities.

Risk factors

In addition, the existence of a controlling stockholder may have the effect of making it difficult for a third party to acquire, or may discourage or delay a third party from seeking to acquire, a majority of our outstanding common stock, which may adversely affect the market price of the stock.
Upon the closing of this offering we may be a “controlled company” within the meaning of the Nasdaq National Market rules and you will not have the same protections afforded to shareholders of companies that are not “controlled companies” and, therefore, are subject to all of the Nasdaq National Market corporate governance requirements.
We have been advised that affiliates of Carl C. Icahn may acquire all of our common stock held by the Foundation prior to consummation of this offering. If that purchase occurs, we expect that Mr. Icahn will control approximately [ ● ] % of the voting power of our outstanding common stock following the offering. Consequently, after the offering, we will be a “controlled company” within the meaning of the corporate governance standards of the Nasdaq National Market. Under these rules, a “controlled company” may elect not to comply with certain Nasdaq National Market corporate governance requirements, including requirements that a majority of the board of directors consist of independent directors; compensation of officers be determined or recommended to the board of directors by a majority of its independent directors or by a compensation committee that is composed entirely of independent directors; and director nominees be selected or recommended for selection by a majority of the independent directors or by a nominating committee composed solely of independent directors. If we are a “controlled company” following this offering, we intend to use these exemptions. As a result, we expect that we would not have a majority of independent directors, we would not have a compensation committee and we would not have a nominating committee. Accordingly, if we are a “controlled company” following this offering, you will not have the same protections afforded to shareholders of other companies that are not “controlled companies” and, therefore, are subject to all of the Nasdaq National Market corporate governance requirements.
Payments of cash dividends on our common stock may be made only at the discretion of our board of directors and Missouri law may restrict, and the agreements governing our revolving credit facility contain various covenants that limit, our ability to pay dividends.
Our board of directors has never declared or paid any cash dividends on our common stock. Our board of directors may, in its discretion, refuse to pay dividends and any payment of dividends will depend upon our operating results, strategic plans, capital requirements, financial condition, covenants under our borrowing arrangements and other factors our board of directors considers relevant. In addition, the agreements governing our revolving credit facility restrict our ability to declare and pay dividends on our capital stock and the amended revolving credit facility we expect to enter into concurrently with this offering will also restrict our ability to declare and pay dividends. Furthermore, Missouri law imposes restrictions on our ability to pay dividends. For example, we may not declare or pay a dividend when our net assets are less than our stated capital, or when payment of a dividend would reduce our net assets below our stated capital. Accordingly, we may not be able to pay dividends in any given amount in the future, or at all.
As a result of being a public company, we will incur increased costs that may place a strain on our resources and our management’s attention may be diverted from other business concerns.
As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act, as well as new rules subsequently implemented by the Securities and Exchange Commission, or SEC, and the Nasdaq National Market, have required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal and financial compliance costs and to make some activities

Risk factors

more time-consuming and costly. These requirements may place a strain on our systems and resources. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal controls over financial reporting. We currently do not have an internal audit group. We will require significant resources and management oversight to maintain and improve the effectiveness of our disclosure controls and procedures and internal controls over financial reporting. This may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, we will need to hire or outsource additional accounting and financial staff with appropriate public company experience and technical accounting knowledge.
We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of costs we may incur with respect to them or the timing of such costs.
This offering may cause us to undergo an “ownership change” for purposes of Section 382 of the Internal Revenue Code, which may limit our ability to use our net operating loss carryforwards and certain other tax attributes.
Our estimated federal net operating loss carryforwards for the period ending June 30, 2005 were approximately $7.1 million. Under Section 382 of the Internal Revenue Code, if a corporation undergoes an “ownership change,” generally defined as a greater than 50% change (by value) in its equity ownership over a three-year period, the corporation’s ability to use its pre-change of control net operating loss carryforward and other pre-change tax attributes against its post-change income may be limited. Although no definite determination can be made at this time, there is a possibility that this offering will cause us to undergo an ownership change under the Internal Revenue Code. These limitations may have the effect of reducing our after-tax cash flow. Even if this offering does not cause an ownership change to occur, we may undergo an ownership change after the offering due to subsequent changes in ownership of our common stock.

Special note regarding forward-looking statements
This prospectus contains some forward-looking statements including, in particular, statements about our industry, plans, strategies and prospects. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, financial position or performance to be materially different from any future results, financial position, or performance expressed or implied by such forward-looking statements. We have used the words “may,” “will,” “expect,” “anticipate,” “believe,” “forecast,” “estimate,” “plan,” “projected,” “intend” and similar expressions in this prospectus to identify forward-looking statements. We have based these forward-looking statements on our current views with respect to future events and financial performance. Our actual results or those of our industry could differ materially from those projected in the forward-looking statements.
Our forward-looking statements are subject to risks and uncertainties, including:

•	the cyclical nature of our business;

•	adverse economic and market conditions;

•	fluctuating costs of raw materials, including steel and railcar components, and delays in the delivery of such raw materials and components;

•	our ability to maintain relationships with our suppliers of railcar components and raw materials;

•	fluctuations in the supply of components and raw materials we use in railcar manufacturing;

•	the highly competitive nature of our industry;

•	the risk of damage to our primary railcar manufacturing facilities or equipment in Paragould or Marmaduke, Arkansas;

•	our reliance upon a small number of customers that represent a large percentage of our revenues;

•	the variable purchase patterns of our railcar customers and the timing of completion, delivery and acceptance of customer orders;

•	our dependence on our key personnel;

•	the risks of a labor shortage in light of our recent growth;

•	risks associated with the conversion of our railcar backlog into revenues;

•	the risk of lack of acceptance of our new railcar offerings by our customers;

•	the cost of complying with environmental laws and regulations;

•	the costs associated with being a public company;

•	our relationship with Carl C. Icahn, our principal beneficial stockholder and the chairman of our board of directors, and his affiliates as a purchaser of our products, supplier of components and services to us and as a provider of significant capital, financial and managerial support;

•	potential failure by ACF to honor its indemnification obligations to us;

•	potential risk of increased unionization of our workforce;

•	our ability to manage our pension costs;

•	potential significant warranty claims; and

Special note regarding forward-looking statements

•	covenants in our revolving credit facility and other agreements as they presently exist and may be amended governing our indebtedness that limit our management’s discretion in the operation of our businesses.
Our actual results could be different from the results described in or anticipated by our forward-looking statements due to the inherent uncertainty of estimates, forecasts and projections and may be better or worse than anticipated. Given these uncertainties, you should not rely on forward-looking statements. Forward-looking statements represent our estimates and assumptions only as of the date that they were made. We expressly disclaim any duty to provide updates to forward-looking statements, and the estimates and assumptions associated with them, after the date of this prospectus, in order to reflect changes in circumstances or expectations or the occurrence of unanticipated events except to the extent required by applicable securities laws. All of the forward-looking statements are qualified in their entirety by reference to the factors discussed above under “Risk factors.” We caution you that these risks may not be exhaustive. We operate in a continually changing business environment and new risks emerge from time to time. You should carefully read this prospectus in its entirety as it contains information you should consider when making your investment decision.

Use of proceeds
We estimate that we will receive net proceeds from this offering of approximately $[●] million (or $[●] million, if the underwriters exercise their over-allotment option in full), after deducting underwriting discounts and other estimated fees and expenses related to this offering payable by us, assuming an initial offering price of $[●] per share, which represents the midpoint of the range on the cover of this prospectus.
The table below shows the application of the net proceeds of this offering to give effect to the Transactions, as if the Transactions were completed as of June 30, 2005. Actual amounts will vary from the amounts shown below.

	Amount

Uses of Funds
Repayment of amounts outstanding under revolving credit facility(1)		$30,770
Repayment of notes due to affiliates(2)		19,700
Repayment of all industrial revenue bonds(3)		8,510
Redemption of all outstanding shares of preferred stock(4)
Fees and expenses relating to this offering(5)

Total uses	$

(1)	Borrowings under our revolving credit facility bear interest at various rates based on either the LIBOR or the U.S. prime rate. As of June 30, 2005, the interest rate on the borrowings under the revolving credit facility was 6.0%, based on the U.S. prime rate at that time. The revolving credit facility currently matures in March 2006. In conjunction with this offering we intend to amend the revolving credit facility to increase its size, extend its term and modify certain of its covenants. See “Management’s discussion and analysis of financial condition and results of operations— Liquidity and capital resources— Revolving credit facility” for a description of the material terms of our revolving credit facility and the proposed amendments.

(2)	Includes indebtedness owed to Arnos Corp. and ACF Industries Holding Corp., both of which are beneficially-owned and controlled by Carl C. Icahn, our principal beneficial stockholder and the chairman of our board of directors. On December 17, 2004, we issued a note payable to Arnos Corp. in the amount of $7.0 million that bears interest at the U.S. prime plus 1.75% and is payable on demand. We refer to this note as the Arnos note. We used the proceeds of the Arnos note to provide additional working capital. As of June 30, 2005, the interest rate on the Arnos note was 8.0%. As of June 30, 2005, we had $7.0 million in principal amount and $0.3 million in accrued interest on the Arnos note outstanding. As of January 1, 2005, in connection with our purchase of Castings LLC, the entity through which we own our interest in the Ohio Castings joint venture, from ACF Industries Holding Corp., we issued a note payable to ACF Industries Holding Corp. in the principal amount of $12.0 million. We refer to this note as the Castings note. The Castings note bears interest at the U.S. prime rate plus 0.5% and is due on demand. As of June 30, 2005, the interest rate on the Castings note was 6.75%. As of June 30, 2005, we had $12.0 million in principal amount and $0.4 million in accrued interest on the Castings note outstanding. See “Certain relationships and related party transactions— Certain transactions with ACF Industries LLC and American Railcar Leasing LLC— Amounts due to affiliates.”

(3)	The industrial revenue bonds are due at varying dates through 2011 and bear interest at rates ranging from 7.75% to 8.5%, with a weighted average interest rate as of June 30, 2005 of 8.31% per year. See “Management’s discussion and analysis of financial condition and results of operations— Liquidity and capital resources— Industrial revenue bonds.” The industrial revenue bonds are guaranteed by affiliates of Mr. Icahn, and these affiliates will be released from such guarantees upon repayment of the industrial revenue bonds. In addition, James J. Unger, our president and chief executive officer, and his wife own $405,000 of the industrial revenue bonds issued by Paragould, Arkansas. Mr. Unger and his wife will receive approximately $[●] upon our repayment in full of the amounts due under the industrial revenue bonds. See

Use of proceeds

“Certain relationships and related party transactions— Guarantees of indebtedness by ACF and other related parties— Industrial revenue bonds” and “Certain relationships and related party transactions— Certain transactions involving James J. Unger— Industrial revenue bonds” for more details.

(4)	We intend to redeem all of the outstanding shares of our preferred stock and pay all accumulated and unpaid dividends on that stock immediately following the completion of this offering. As of June 30, 2005, there was one share of our mandatorily redeemable preferred stock outstanding and $743 of accumulated and unpaid dividends on that share. As of June 30, 2005, there were 73,171 shares of our new preferred stock outstanding and $7.2 million of accumulated and unpaid dividends on those shares. All of our outstanding preferred stock is held by Mr. Icahn and his affiliates. See “Certain relationships and related party transactions— Redemption of new preferred stock” and “Description of capital stock.”

(5)	Represents the underwriting discounts and commissions and other fees and expenses related to the offering and the transactions.

Dividend policy and restrictions
Our board of directors has never declared or paid any cash dividends on our common stock. Following this offering, we intend to pay cash dividends on our common stock.
The declaration and payment of dividends will be at the discretion of our board of directors and will depend upon our operating results, strategic plans, capital requirements, financial condition, covenants under our borrowing arrangement and other factors our board of directors considers relevant.
Our existing revolving credit facility restricts the payment of dividends unless we satisfy certain financial covenants and provide our lenders under that facility with advance notice of the dividend. Although we expect to amend our revolving credit facility concurrently with the completion of this offering, our revolving credit facility following such amendments will continue to contain covenants that will only permit us to pay cash dividends on our common stock if we satisfy certain financial covenants. In addition, Missouri law imposes restrictions on our ability to pay dividends. For example, we may not declare or pay a dividend when our net assets are less than our stated capital, or when payment of a dividend would reduce our net assets below our stated capital. Stated capital means the product of the par value of our common stock multiplied by the number of our shares of common stock outstanding. Although we currently believe that our net assets exceed our stated capital, our board of directors will periodically reevaluate the amount of our net assets. Accordingly, we may not be able to pay dividends in any given amount in the future, or at all.

Capitalization
The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2005, on an actual basis and on an adjusted basis to give effect to the Transactions, including our sale of [       ●       ] shares of our common stock, assuming an initial offering price of $[       ●       ] per share, which represents the midpoint of the range on the cover of this prospectus, and our application of the net proceeds of this offering as described in “Use of proceeds.”
You should read this table together with “Prospectus summary— The transactions,” “Use of proceeds,” “Management’s discussion and analysis of financial condition and results of operations” and the consolidated financial statements and the related notes thereto included elsewhere in this prospectus.

	As of June 30, 2005

		As
	Actual	adjusted

	(in thousands, except
	share information)
Cash and cash equivalents	$27,804

Short term debt:
Revolving credit facility(1)	30,770
Notes payable to affiliates	19,000

Total short-term debt	49,770
Long-term debt:
Industrial revenue bonds (including current portion)	8,510
Mandatorily redeemable preferred stock, $0.01 par value, 99,000 shares authorized, 1 share issued and outstanding, actual; no shares authorized, issued or outstanding, as adjusted	1
Stockholders’ equity:
New preferred stock, par value $0.01 per share; 500,000 shares authorized; 73,171 shares issued and outstanding, actual; no shares authorized, issued or outstanding, as adjusted	82,055
Preferred stock, $0.01 par value, no shares authorized, issued or outstanding, actual; [ ● ] shares authorized and no shares issued or outstanding; as adjusted(2)	—
Common Stock, par value $0.01 per share; 12,000 shares authorized, 1,195 issued and outstanding, actual; [ ● ] shares authorized, [ ● ] shares issued and outstanding, as adjusted(2)	—
Additional paid-in capital	34,697
Retained earnings(3)	(9,100)
Accumulated other comprehensive loss	(1,102)
Total shareholders’ equity	106,550

Total capitalization	$156,320

(1)	Following completion of this offering and the amendment to our revolving credit facility, we expect to have $[— ] million in available borrowings under our revolving credit facility.

(2)	To be authorized immediately prior to the completion of the offering.

(3)	As adjusted, reflects the write-off of deferred financing costs of $0.6 million relating to the redemption of the industrial revenue bonds.

Dilution
Purchasers of the common stock in the offering will suffer an immediate and substantial dilution in net tangible book value per share. Dilution is the amount by which the initial public offering price paid by purchasers of shares of our common stock exceeds the net tangible book value per share of our common stock immediately following the completion of the offering. Net tangible book value represents the amount of our total tangible assets reduced by our total liabilities. Tangible assets represents our total assets less intangible assets. Net tangible book value per share represents our net tangible book value divided by the number of shares of common stock outstanding. As of June 30, 2005, prior to giving effect to the offering and the Transactions, our net tangible book value was $240,974 million and our net tangible book value per share was $[       ●       ].
After giving effect to the sale of shares of common stock offered by this prospectus at the assumed initial public offering price of $[       ●       ] per share, which represents the midpoint of the range on the cover of this prospectus, and after deducting the underwriting discount and estimated offering fees and expenses payable by us, and after giving effect to the Transactions, our net tangible book value would have been approximately $[       ●       ] million, or $[       ●       ] per share. This represents an immediate increase in net tangible book value of $[       ●       ] per share to existing stockholders and an immediate dilution in net tangible book value of $[       ●       ] per share to new investors purchasing shares of our common stock in this offering. Dilution per share represents the difference between the price per share paid by new investors for shares issued in this offering and the net tangible book value per share immediately after the completion of this offering. The following table illustrates this dilution:

Assumed initial public offering price per share
Net tangible book value per share as of June 30, 2005
Increase in net tangible book value per share attributable to new investors
Adjusted net tangible book value per share after this offering
Dilution per share to new investors
The following table presents, on an adjusted basis, after giving effect to this offering and the Transactions, as of June 30, 2005, the total number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by the existing stockholders and by new investors purchasing shares of our common stock in this offering, assuming an initial public offering price of $[       ●       ] per share, which represents the midpoint of the range on the cover of this prospectus, before deducting the underwriting discount and estimated offering fees and expenses payable by us:

	Shares purchased		Total consideration
					Average price
	Number	Percent	Amount	Percent	per share

Existing stockholders
New investors
Total		100%		100%

If the underwriters exercise their over-allotment option in full, the number of shares of common stock held by our existing stockholders will further decrease to approximately [       ●       ]      % of the total number of shares of our common stock outstanding, and the number of shares of our common stock held by new investors will further increase to [       ●       ] shares, or approximately [       ●       ]      % of the total number of shares of our common stock outstanding.

Selected consolidated financial data
The following table sets forth our summary consolidated financial data for the periods presented. The consolidated statements of operations and cash flow data for the years ended December 31, 2002, 2003 and 2004 and the consolidated balance sheet data as of December 31, 2003 and 2004 are derived from our audited consolidated financial statements and related notes included elsewhere in this prospectus. The consolidated statements of operations and cash flow data for the years ended December 31, 2000 and 2001 and the consolidated balance sheet data as of December 31, 2000, 2001 and 2002 are derived from our audited consolidated financial statements not included in this prospectus. The consolidated statements of operations and cash flow data for the six months ended June 30, 2004 and 2005 and the consolidated balance sheet data as of December 31, 2004 and June 30, 2005 have been derived from unaudited consolidated financial statements and related notes included elsewhere in this prospectus and reflect all adjustments (consisting only of normal, recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of our financial position, the results of operations and cash flows for the periods presented. Operating results for the six months ended June 30, 2005 are not necessarily indicative of the results that may be expected for the year ended December 31, 2005 or any other future period.
You should read this information together with “Capitalization,” “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus.

Selected consolidated financial data

						Six months ended
	Years ended December 31,
						June 30,	June 30,
	2000	2001	2002	2003	2004	2004	2005

						(unaudited)
	(in thousands, except per share data and railcar amounts)
Consolidated Statement of Operations Data:
Revenues
Manufacturing operations(1)	$200,691	$181,438	$138,441	$188,119	$316,432	$140,434	$269,978
Railcar services(2)	38,093	32,703	30,387	29,875	38,624	18,560	21,665
Total revenues	238,784	214,141	168,828	217,994	355,056	158,994	291,643
Cost of goods sold
Cost of manufacturing operations(3)	187,375	169,952	134,363	174,350	305,726	131,271	251,060
Cost of railcar services(4)	37,111	33,255	29,533	29,761	34,473	16,503	18,575
Total cost of goods sold	224,486	203,207	163,896	204,111	340,199	147,774	269,635
Gross profit	14,298	10,934	4,932	13,883	14,857	11,220	22,008
Selling, administrative and other	8,693	9,219	9,505	10,340	10,334	6,110	6,651
Operating income (loss)	5,605	1,715	(4,573)	3,543	4,523	5,110	15,357
Income (loss) from joint venture	0	0	0	(604)	(609)	(1,159)	924
Interest income(5)	5,777	4,770	3,619	3,161	4,422	1,482	977
Interest expense(6)	13,687	9,525	4,853	3,591	3,578	1,506	2,305
Income (loss) before income tax (benefit) expense	(2,305)	(3,040)	(5,807)	2,509	4,758	3,927	14,953
Income tax (benefit) expense)	(713)	(1,074)	(1,894)	1,256	2,438	1,714	5,745
Net income (loss)	$(1,592)	$(1,966)	$(3,913)	$1,253	$2,320	$2,213	$9,208
Less preferred dividends	0	3,070	7,139	9,690	13,241	5,619	9,090
Loss available to common shareholders	(1,592)	(5,036)	(11,052)	(8,437)	(10,921)	(3,406)	118
Weighted average shares outstanding (actual shares)
Basic and diluted(7)	1,000	1,000	1,000	1,000	1,087	1,000	1,195
Net income (loss) per common share (actual dollars)
Basic and diluted	(1,592)	(5,036)	(11,052)	(8,437)	(10,047)	(3,406)	99
Consolidated balance sheet data (at period end):
Cash and cash equivalents	$2,342	$1,476	$183	$65	$6,943	$713	$27,804
Net working capital	44,702	39,535	36,227	47,864	76,308	61,010	57,545
Net property, plant and equipment	84,897	81,090	75,746	71,230	76,951	70,112	83,221
Total assets	204,096	191,375	188,799	194,569	356,658	215,212	240,974
Total liabilities	169,492	113,757	99,686	98,701	221,177	121,167	134,423
Mandatorily redeemable preferred stock	1	48,071	70,210	89,900	111,685	95,519	82,057
Total shareholders’ equity	$34,604	$77,619	$89,113	$95,868	$135,481	$94,045	$106,551
Consolidated cash flow data
Net cash provided by (used in) operating activities	$3,533	$13,434	$10,611	$(1,638)	$(16,618)	$1,198	$11,274
Net cash used in investing activities	(8,782)	(2,189)	(535)	(2,251)	(11,037)	(606)	(1,704)
Net cash provided by (used in) financing activities	$7,154	$(12,111)	$(11,369)	$3,771	$34,533	$128	$6,290

(1)	Includes revenues from transactions with affiliates of $52.8 million, $64.8 million, $63.6 million, $64.8 million and $64.4 million in 2000, 2001, 2002, 2003 and 2004, respectively and $$26.4 million and $28.1 million for the six months ended June 30, 2004 and 2005, respectively.

Selected consolidated financial data

(2)	Includes revenues from transactions with affiliates of $16.1 million, $8.6 million, $12.8 million, $9.1 million and $19.4 million in 2000, 2001, 2002, 2003 and 2004, respectively and $7.7 million and $11.2 million for the six months ended June 30, 2004 and 2005, respectively.

(3)	Including costs from transactions with affiliates of $46.6 million, $57.6 million, $59.1 million, $58.6 million and $59.9 million in 2000, 2001, 2002, 2003 and 2004, respectively and $24.4 million and $25.9 million for the six months ended June 30, 2004 and 2005, respectively.

(4)	Includes costs from transactions with affiliates of $12.8 million, $7.2 million, $12.3 million, $8.8 million and $17.0 million in 2000, 2001, 2002, 2003 and 2004, respectively and $5.9 million and $9.1 million for the six months ended June 30, 2004 and 2005, respectively.

(5)	Includes interest income from affiliates of $5.6 million, $4.3 million, $3.4 million, $3.0 million and $3.9 million in 2000, 2001, 2002, 2003 and 2004, respectively and $1.2 million and $0.8 million for the six months ended June 30, 2004 and 2005, respectively.

(6)	Includes interest expense to affiliates of $0.2 million in 2001, and $1.5 million in 2004 and $0.2 million and $1.2 million for the six months ended June 30, 2004 and 2005, respectively.

(7)	Share and per share data have not been restated to give effect to the stock split.

Management’s discussion and analysis of financial condition and results of operations
You should read the following discussion in conjunction with “Selected consolidated financial data” and our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that are based on management’s current expectations, estimates and projections about our business and operations. Our actual results may differ materially from those currently anticipated and expressed in such forward-looking statements and as a result of the factors we describe under “Risk factors” and elsewhere in this prospectus. See “Special note regarding forward-looking statements” and “Risk factors.”
OVERVIEW
We are a leading North American manufacturer of covered hopper and tank railcars. We also repair and refurbish railcars, provide fleet management services and design and manufacture certain railcar and industrial components used in the production of our railcars as well as railcars and non-railcar industrial products produced by others. We provide our railcar customers with integrated solutions through a comprehensive set of high quality products and related services.
We operate in two segments: manufacturing operations and railcar services. Manufacturing operations consists of railcar manufacturing and railcar and industrial component manufacturing. Railcar services consists of railcar repair and refurbishment services and fleet management services.
We have experienced significant growth in the last three years with revenues growing to $355.1 million in 2004, from $218.0 in 2003 and $168.8 million in 2002. Our revenues in the first six months of 2005 were $291.6 million, compared to $159.0 million in the first six months of 2004. Our revenues in 2004 included $316.5 million from manufacturing operations and $38.6 million from the sale of railcar services. Our revenues in the first six months of 2005 included $270.0 million from manufacturing operations and $21.7 million from the sale of railcar services.
Manufacturing operations
We manufacture all of our railcars in modern facilities located in Paragould and Marmaduke, Arkansas, which were built in 1995 and 1999, respectively. We strategically located these facilities in close proximity to our main shipper and railroad customers, as well as our main suppliers of railcar components. As of the date of this prospectus none of our over 1,100 employees at our Paragould and Marmaduke facilities are represented by a union. We manufacture components in four other manufacturing facilities.
Railcar manufacturing. Our Paragould facility was designed primarily to produce covered hopper railcars, but is also capable of producing other railcar types. For example, in 2004 and the first six months of 2005, we produced centerbeam platform railcars at our Paragould facility. This facility originally consisted of two production tracks with an initial production capacity of approximately six railcars per day. Changes in plant design and manufacturing processes since 1995, along with the addition of painting and lining capabilities in 1999 and a third production track in December 2004, increased our production capacity. Based on our current backlog, we plan to produce an average of approximately 24 covered hopper railcars per working day, dependent upon product mix and the availability of raw materials and components. The production lines at our Paragould facility are designed to provide maximum flexibility for efficient and rapid changeover in product mix between various types and sizes of railcars. Currently, we are expanding our Paragould facility through the

Management’s discussion and analysis of financial condition and results of operations construction of additional painting and lining capabilities, which are scheduled to be completed by the end of 2005.
We delivered the following quantities and types of railcars in 2002, 2003 and 2004, and the first six months of 2004 and 2005, manufactured at our Paragould facility:

				Six Months
	Year Ended December 31,			Ended June 30,

	2002	2003	2004	2004	2005

Center Flow covered hoppers	868	1,118	1,441	733	1,608
Pressureaide covered hoppers	185	225	66	16	44
Centerbeam platform	—	5	1,240	579	785

Total Paragould railcar deliveries	1,053	1,348	2,747	1,328	2,437

Our Marmaduke facility was built in 1999 to manufacture tank railcars. Based on our current backlog, we plan to produce an average of approximately 7.5 tank railcars per working day at this facility, dependent upon product mix of tank railcar types and the availability of raw materials and components. The facility is designed to produce both pressure and non-pressure tank railcars.
We delivered the following quantities and types of tank railcars in 2002, 2003 and 2004, and the first six months of 2004 and 2005, manufactured at our Marmaduke facility:

				Six Months Ended
	Year Ended December 31,			June 30,

	2002	2003	2004	2004	2005

Pressure tanks	76	277	322	76	89
Non-pressure tanks	637	932	1,315	686	819

Total tank railcar deliveries	713	1,209	1,637	762	908

Railcar and industrial components manufacturing. Our railcar and industrial components operations provide components for our railcar manufacturing operations as well as for other railcar manufacturers and other industries. Components manufactured by us include aluminum and steel fabricated and machined parts and carbon steel, aluminum, high alloy and stainless steel castings, primarily for the trucking and construction equipment and oil and gas exploration markets. Our revenues from the sales of components exclude the components we manufacture for use in our railcar manufacturing business. In 2004, our revenues from sales of components increased by 52% to $50.7 million from $33.4 million in 2003. In the first six months of 2005, our revenues from sales of components increased to $34.8 million from $24.7 million in the first six months of 2004. We attribute the increase in these revenues primarily to an overall increase in demand for commercial railcar components as well as the demand for steel castings and machine components in the non-railcar industrial sectors that we serve.
Railcar services
Our railcar services division provides railcar services, including railcar repair and refurbishment and fleet management and engineering services. Our railcar repair and refurbishment services are provided through our network of six full service maintenance and repair facilities and four mobile repair units. Our railcar service facilities are located in strategic areas near major customers. We have established long-term business relationships with a customer base that includes railcar leasing companies, shippers and railroads. In 2004, our railcar services revenues increased by 29% to $38.6 million, from $29.9 million in 2003. In 2002 our railcar services revenues were $30.4 million. In the first six months

Management’s discussion and analysis of financial condition and results of operations of 2005, our railcar services revenues increased to $21.7 million from $18.6 million in the first six months of 2004. We believe the growth in these revenues reflects the overall trend in the United States toward increased railcar utilization, the increase in our customer base, the increase in our service offerings and the increase in the number of railcars under fleet management by us. Our fleet management business complements both our railcar repair and refurbishment and railcar manufacturing operations. As of June 30, 2005, we managed approximately 57,000 railcars for various customers, including approximately 22,000 railcars for ARL, an affiliate of Carl C. Icahn, the chairman of our board of directors and our principal controlling stockholder.
AMERICAN RAILCAR LEASING LLC FORMATION AND EXCHANGE
We formed ARL, a company that buys and leases railcars, as our wholly owned subsidiary in July 2004. As part of the formation of ARL and its further capitalization, ACF and certain of its subsidiaries transferred to us and ARL their railcars and related leases, as well as equity in certain of ACF’s subsidiaries that supported its leasing business, in exchange for shares of our new preferred stock and preferred interests of ARL. We, in turn, contributed the assets we received to ARL in return for common equity interests in ARL. ACF is a company beneficially owned and controlled by Mr. Icahn. On June 30, 2005, we transferred all of our interest in ARL to the holders of our new preferred stock, all of which are beneficially owned and controlled by Mr. Icahn, in exchange for the redemption of 116,116 shares of our new preferred stock held by them plus accrued dividends. The description of our operations and the presentation of our financial information and consolidated financial statements has been prepared on a standalone basis, excluding ARL’s operations for all periods, and all transactions giving effect to ARL’s formation and subsequent transfer have been eliminated from the financial statements, with the exception of deferred tax assets retained by us. Any differences related to the amounts originally capitalized and the amount paid for ARL or our subsequent transfer of ARL have been recorded through adjustments to shareholder’s equity, including certain tax benefits that we received as a result of using ARL’s previously incurred tax losses.
For further information relating to the formation of ARL, the subsequent ARL transfer and our prior and continuing agreements with ARL and with other affiliates of Mr. Icahn, see “Certain relationships and related party transactions— Certain transactions involving American Railcar Leasing LLC.”
FACTORS AFFECTING OPERATING RESULTS
The following is a discussion of some of the key factors that have in the past and are likely in the future to affect our operating results. These factors include, but are not limited to, the cyclical nature of the North American railcar market, our reliance on a few customers for most of our revenues, our historical reliance on revenues from our affiliates for a significant portion of our revenue, our reliance on large orders, the variable purchasing patterns of our customers and fluctuation in supplies and prices of raw materials and components used in railcar manufacturing. See “Risk factors” for a more comprehensive list of factors that could affect our operating results.
Cyclicality of the railcar industry. Historically, the North American railcar market has been highly cyclical and we expect it to continue to be highly cyclical. During the most recent industry cycle, industry-wide railcar deliveries declined from a peak of 75,704 in 1998 to a low of 17,714 railcars in 2002. During this downturn, our revenues dropped from $238.8 million in 2000 to $168.8 million in 2002 and we incurred losses of $1.6 million, $2.0 million and $3.9 million in 2000, 2001 and 2002, respectively. We believe that downturns in the railcar manufacturing industry will occur in the future and will result in decreased demand for our products and services. The cycles in our industry result from many factors that are beyond our control, including economic conditions in the United States. Although railcar production has increased since 2002, it may not persist if favorable economic and other conditions are not sustained. Even if a sustained economic recovery occurs in the United States,

Management’s discussion and analysis of financial condition and results of operations demand for our railcars may not match or exceed expected levels. An economic downturn may result in increased cancellations of railcar orders which could have a material adverse effect on our ability to convert our railcar backlog into revenues. In addition, an economic downturn in the United States could result in lower sales volumes, lower prices for railcars and a loss of profits for us. Furthermore, a substantial number of the end users of our railcars acquire railcars through leasing arrangements with our leasing company customers. Economic conditions that result in higher interest rates would increase the cost of new leasing arrangements, which could cause our leasing company customers to purchase fewer railcars.
Customer concentration. Railcars are typically sold pursuant to large, periodic orders, and a limited number of customers typically represent a significant percentage of our railcar sales in any given year. In 2004, sales to our top three customers accounted for approximately 23%, 20% and 16%, respectively, of our total revenues. In the six months ended June 30, 2005, sales to our top three customers accounted for approximately 26%, 21% and 14%, respectively, of our total revenues. The loss of any significant portion of our sales to any major customer, the loss of a single major customer or a material adverse change in the financial condition of any one of our major customers could have a material adverse effect on our business and financial results. Most of our individual railcar customers do not make railcar purchases every year, because they do not need to replace or replenish their railcar fleets on a yearly basis. Many of our customers place orders for railcars on an as-needed basis, sometimes only once every few years. As a result, the order levels for railcars, the mix of railcar types ordered and the railcars ordered by any particular customer have varied significantly from quarterly period to quarterly period in the past and may continue to vary significantly in the future. As railcar sales comprised 75% of our total revenue in 2004 and 80.7% of our total revenue in the six months ended June 30,2005, our results of operations in any particular quarterly period may be significantly affected by the number of railcars and the product mix of railcars we deliver in any given quarterly period. Additionally, because we record the sale of a railcar at the time we complete production, the railcar is accepted by the customer following inspection, the risk for any damage or loss with respect to the railcar passes to the customer and title to the railcar transfers to the customer, and not when the order is taken, the timing of completion, delivery and acceptance of significant customer orders will have a considerable effect on fluctuations in our quarterly results.
Revenues from affiliates. In 2002, 2003, 2004 and the first six months of 2005, our revenues from affiliates accounted for 45%, 34%, 24% and 14% of our total revenues, respectively. These affiliates consisted of entities beneficially owned and controlled by Carl C. Icahn, the chairman of our board of directors and our principal controlling stockholder. The decline in our percentage of revenues from affiliates is primarily attributable to the growth in our revenues from third parties. We anticipate that our percentage of revenues from affiliates will continue to decline if we are successful in growing our business.
Nevertheless we believe that revenues from affiliates will continue to constitute an important portion of our business. A significant reduction in sales to affiliates could have a material adverse effect on our business and financial results.
Raw material costs. The price for steel, the primary raw material used in the manufacture of our railcars, increased sharply in 2004 as a result of strong worldwide demand, limited availability of production inputs for steel, including scrap metal, industry consolidation and import trade barriers. These factors have caused a corresponding increase in the cost and decrease in the availability of castings and other railcar components constructed with steel. Costs for other railcar manufacturers have been similarly affected by the availability and pricing of steel and castings and other components. The costs for raw steel, based on a Semi Finished Steel Mill Product Index, have almost doubled during the period from October 2003 through December 2004. The availability of scrap metal has been limited by exports of scrap metal to China and, as a result, steel producers have charged steel

Management’s discussion and analysis of financial condition and results of operations and scrap metal surcharges in excess of agreed-upon prices. Price levels for steel have increased again in 2005 and we expect worldwide demand for steel to increase, supplies to continue to be limited and prices to continue to increase in 2006.
In 2004, we were unable to pass on an estimated $7.9 million in increased raw material and component costs to our customers under existing customer contracts. In the first six months of 2005, we estimate that we were unable to pass through to our customers an estimated $2.4 million of such increased costs. In response to the increasing cost of raw materials and railcar components, we are working with suppliers to reduce surcharges that they charge us, and we have entered into variable pricing contracts with most of our railcar customers that allow us to pass along changes in costs of certain raw materials and components to our customers to protect us against future changes in these costs. By June 30, 2005, we completed most of the deliveries of railcars under contracts that did not allow us to pass through these increased costs. Most of our current deliveries and backlog for railcars include variable pricing to protect us against further volatility in the price of certain raw materials and railcar components.
Component supply constraints. Our business depends on the adequate supply of numerous specialty components, such as railcar wheels, brakes, sideframes, axles, bearings, yokes, bolsters and other heavy castings, and specialized raw materials, such as normalized steel plate used in the production of railcars. Over the last few years many suppliers have been acquired or have ceased operations, which has caused the number of alternative suppliers of specialty components and raw materials to decline. The combination of industry consolidation and high demand has caused recent railcar industry-wide shortages of many critical components as many reliable suppliers are frequently at or near production capacity. In certain cases, such as for railcar wheels, only two significant suppliers continue to produce the type of component we use in our railcars. With the recent increased demand for railcars, our remaining suppliers are facing significant challenges in providing components and materials on a timely basis to us and other railcar manufacturers. If our suppliers of railcar components and raw materials were to stop or reduce the production of railcar components and raw materials that we use, go out of business, refuse to continue their business relationships with us, reduce the amounts they are willing to sell to us or become subject to work stoppages, our business would be disrupted. Our inability to obtain components and raw materials in required quantities or of acceptable quality could result in significant delays or reductions in railcar shipments. This would materially and adversely affect our operating results. Furthermore, our ability to increase our railcar production to expand our business depends on our ability to obtain an adequate supply of these railcar components and raw materials.
Our participation in the Ohio Castings joint venture has facilitated our ability to meet some of our requirements for heavy castings such as bolsters and sideframes. In 2005, Ohio Castings expanded its castings production and added couplers and yokes to its products. We believe that this expanded production capability should help to reduce our risk of encountering supply shortages. In 2004, we purchased $25.3 million of railcar components produced by Ohio Castings.
OUTLOOK
We believe that the outlook for railcar demand is positive due to generally positive economic conditions, the current United States economic recovery, strong industry-wide backlog for railcars, increased rail traffic, the projected replacement of aging railcar fleets and an increasing demand for products that are hauled and stored in railcars. We believe that we are strategically positioned to capitalize on the current strong demand for railcars, and that we have growth opportunities across our broad array of product and service offerings.

Management’s discussion and analysis of financial condition and results of operations

BACKLOG
Our backlog consists of orders for railcars. We define backlog as the number and sales value of railcars that our customers have committed in writing to purchase from us that have not been recognized as revenues. Customer orders, however, may be subject to cancellation, customer requests for delays in railcar deliveries, inspection rights and other customary industry terms and conditions. Although we generally have one to three year contracts with most of our fleet management customers, neither orders for our railcar repair and refurbishment services business nor our fleet management business are included in our backlog because we generally deliver our services in the same period in which orders are received. Similarly, orders for our component manufacturing business are not included in our backlog because we generally deliver components to our customers in the same period in which orders for the components are received. Due to the large size of railcar orders and variations in the number and mix of railcars ordered in any given period, the size of our reported backlog at the end of any such period may fluctuate significantly. See “Risk factors— Risks related to our business— The variable purchase patterns of our customers and the timing of completion, delivery and acceptance of customer orders may cause our revenues and income from operations to vary substantially each quarter, which could result in significant fluctuations in our quarterly results.”
Our backlog has increased from 412 railcars at the end of 2002 to 7,084 railcars at June 30, 2005. We believe this increase is due to the current strength of the economy, the replacement of aging railcar fleets, increasing demand for consumer and industrial products and an increasing demand for covered hopper and tank railcars. Our backlog as of June 30, 2005 excludes the 9,000 to 12,000 railcars CIT has agreed to purchase from us during the 2006 and 2008 period, subject to conditions, under an agreement we entered into with CIT on July 29, 2005. See “Prospectus summary— Recent developments.”
The following table shows our reported railcar backlog, in number of railcars and estimated future value attributable to such backlog, for the periods shown.

				Six months ended
	Year ended December 31,			June 30,

	2002	2003	2004	2004	2005

Railcar backlog at start of period	317	412	2,287	2,287	7,747
New railcars delivered	(1,766)	(2,557)	(4,384)	(2,090)	(3,345)
New railcar orders	1,861	4,432	9,844	2,985	2,682

Railcar backlog at end of period	412	2,287	7,747	3,182	7,084

Estimated backlog value at end of period (in thousands of dollars)(1)	$26,906	$129,850	$507,333	$203,116	$505,385

(1)	Estimated backlog value reflects the total revenues expected to be attributable to the backlog reported at the end of the particular period as if such backlog were converted to actual revenues. Estimated backlog does not reflect potential price increases and decreases under certain customer contracts that provide for variable pricing based on changes in the cost of certain raw materials and railcar components, or the cancellation or delay of railcar orders that may occur.
We anticipate that approximately 45% of our reported backlog as of June 30, 2005 will be converted to revenues by the end of 2005. Historically, we have experienced little variation between the number of railcars ordered and the number of railcars actually delivered. However, our backlog is not necessarily indicative of our future results of operations as orders may be canceled or delivery dates extended. We cannot assure that our reported backlog will convert to revenues in any particular period, if at all, that the actual revenues from these contracts will equal our reported backlog estimates or that our future revenue collection efforts will be successful. See “Risk factors— Risks related to our

Management’s discussion and analysis of financial condition and results of operations business— The level of our reported railcar backlog may not necessarily indicate what our future revenues will be and our actual revenues may fall short of the estimated revenue value attributed to our railcar backlog.”
We rely on supplies from third-party providers and our Ohio Castings joint venture for steel, heavy castings, wheels and other components for our railcars. In the event that our suppliers were to stop or reduce their supply of steel, heavy castings, wheels or the other railcar components that we depend upon, our business would be disrupted and the actual sales from our customer contracts may fall significantly short of our reported backlog. See “Risk factors— Risks related to our business— Fluctuations in the supply of components and raw materials we use in manufacturing railcars could cause production delays or reductions in the number of railcars we manufacture, which could adversely affect our business and operating results.”
CHARGES AND COSTS ASSOCIATED WITH OUR PUBLIC OFFERING
We expect to incur significant additional selling, administrative and other fees and expenses in connection with the preparation for this offering and becoming a public company. We also expect to incur a non-cash selling, administrative and other expense in connection with an option by our chief executive officer to purchase [       ●       ]  shares of our common stock granted at $[       ●       ] per share, that vests upon the completion of this offering. Based on an initial public offering price of $[       ●       ], which represents the midpoint of the range on the cover of this prospectus, we expect this expense to be approximately $[       ●       ]  million and to be recognized in the quarter that we complete this offering. The actual expense will depend upon our initial public offering price as the expense will be based upon the difference between the option exercise price and the initial public offering price. See “Management— Executive compensation— [Employment and noncompetition agreements]” and “Certain relationships and related party transactions— Certain transactions including James J. Unger— Option to purchase common stock.” Other additional expenses that we expect to incur in connection with this offering includes the write-off of the remaining $0.6 million of deferred financing costs that we incurred in connection with our industrial revenue bond financings we plan to use a portion of the net proceeds of this offering to repay the industrial revenue bonds in full. We had previously been amortizing these expenses over the remaining terms of the industrial revenue bonds.

Management’s discussion and analysis of financial condition and results of operations

RESULTS OF OPERATIONS
The following table summarizes our historical operations as a percentage of revenues for the periods shown. Our historical results are not necessarily indicative of operating results that may be expected in the future.

	Fiscal years ended			Six months ended

	December 31,	December 31,	December 31,	June 30,	June 30,
	2002	2003	2004	2004	2005

Revenues
Manufacturing Operations	82.0%	86.3%	89.1%	88.3%	92.6%
Railcar Services	18.0%	13.7%	10.9%	11.7%	7.4%

Total revenues	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of goods sold
Cost of manufacturing	79.6%	80.0%	86.1%	82.5%	86.1%
Cost of railcar services	17.5%	13.6%	9.7%	10.4%	6.4%

Total cost of goods sold	97.1%	93.6%	95.8%	92.9%	92.5%
Gross profit	2.9%	6.4%	4.2%	7.1%	7.5%
Selling, administrative and other expenses	5.6%	4.7%	2.9%	3.8%	2.2%
Operating income (loss)	(2.7)%	1.7%	1.3%	3.3%	5.3%
Interest income	2.1%	1.5%	1.2%	0.9%	0.3%
Interest expense	2.9%	1.6%	1.0%	0.9%	0.8%
Income (loss) from joint venture	0.0%	(0.3)%	(0.2)%	(0.7)%	0.3%
Income (loss) before income tax expense	(3.5)%	1.3%	1.3%	2.6%	5.1%
Income tax expense (benefit)	(1.1)%	0.6%	0.7%	1.1%	2.0%
Net income (loss)	(2.4)%	0.7%	0.6%	1.5%	3.1%
Comparison of the six months ended June 30, 2005 to the six months ended June 30, 2004
Our net income for the six months ended June 30, 2005 was $9.2 million, compared to $2.2 million for the six months ended June 30, 2004, representing an increase of $7.0 million. In the first six months of 2005, our first two full quarters of operating our new third production line at our Paragould facility, we sold 3,345 railcars, which is 1,255 more than the 2,090 railcars we sold in the first six months of 2004. Most of our revenues for the first six months of 2005 included sales under contracts that allowed us to adjust our sale prices to pass on to our customers the impact of increases in the costs of certain raw materials, particularly steel, and components. This improvement was partially offset by increased costs associated with outsourcing our railcar painting and lining for our new production line at our Paragould facility and the start-up costs for that new production line.
Revenues
Our revenues for the six months ended June 30, 2005 increased 83% to $291.6 million from $159.0 million in the six months ended June 30, 2004. This increase was primarily attributable to an increase in our revenues from sales of railcars.
Our manufacturing operations revenues increased 92% to 270.0 million in the first six months of 2005 from $140.4 million in the first six months of 2004. This increase was primarily attributable to the delivery of an additional 1,255 railcars in the first six months of 2005, increased prices resulting from our ability to pass through a portion of our increased raw material and components costs, and increases in the base unit price for some of our railcars. Our revenues from sales of railcars increased

Management’s discussion and analysis of financial condition and results of operations

$119.5 million to $235.2 million in the first six months of 2005 from $115.7 million in the first six months of 2004. The additional deliveries of railcars in the first six months of 2005 reflect increased sales of covered hopper railcars and a continuation of deliveries of centerbeam platform railcars ordered in 2004. These increased sales reflected our increased capacity supported by the continued strong backlog of orders for our railcars. Tank railcar deliveries increased by 146 railcars. Our manufacturing operations revenues attributable to sales of railcar and industrial components increased by $10.1 million in the first six months of 2005 to $34.8 million from $24.7 million in the first six months of 2004. This increase was primarily attributable to increased unit sales reflecting increased railcar manufacturing and industrial activity. For the first six months of 2005, our manufacturing operations revenues included $28.1 million, or 9.6% of our total revenues, from transactions with affiliates, compared to $26.4 million, or 16.6% of our total revenues, in the first six months of 2004. These revenues were attributable to sales of railcars to companies controlled by Mr. Icahn.
Our railcar services revenues increased by $3.1 million to $21.7 million in the first six months of 2005, from $18.6 million in the first six months of 2004. This increase was primarily attributable to a $2.0 million increase in leasing and other fleet management service revenue from two subsidiaries of our affiliate, ARL, a company controlled by Mr. Icahn, that was partially offset by decreased railcar services revenues from other customers. The increase in railcar services revenues from ARL was fully offset by $2.0 million of pass through costs paid to ACF, also a company controlled by Mr. Icahn, that was included in our cost of railcar services. Our management agreements with the two ARL subsidiaries were terminated on June 30, 2005. However, we continue to provide repair, maintenance and fleet management services for those fleets. For the first six months of 2005, our railcar services revenues included $11.3 million, or 3.9% of our total revenues, from transactions with affiliates, compared to $7.7 million, or 4.8% of our total revenues, in the first six months of 2004.
Gross profit
Our gross profit increased to $22.0 million in the first six months of 2005 from $11.2 million in the first six months of 2004. Our gross profit margin increased to 7.5% in the first six months of 2005 from 7.1% in the first six months of 2004, primarily reflecting improved margins in our manufacturing operations.
Our gross profit margin for our manufacturing operations increased to 7.0% in the first six months of 2005 from 6.5% in the first six months of 2004. Our gross profit margin in the first six months of 2005 was adversely affected by an increase in the cost of raw materials and components, consisting primarily of steel and steel components, which resulted in approximately $13.8 million of increased costs. We estimate that we were unable to pass through approximately $2.4 million of this increase. Most of our railcar manufacturing contracts providing for deliveries after the first six months of 2005 have variable cost provisions that adjust the delivery price for changes in certain raw material and component costs. As a result, changes in steel prices and other raw material and component prices should have little impact on our gross profits for the remainder of the year. However, increases in raw material and component costs would have an adverse effect on our gross profit margin as a percent to revenues, because we do not earn any additional net profit margin on our price adjustments.
Our gross profit margin in 2005 was also adversely affected by a contract to manufacture centerbeam platform railcars, a new product line for us in 2004, which resulted in lower railcar margins. This was the first time we manufactured centerbeam platform railcars and, as a result of start-up and increased production costs, we did not realize a profit on this contract. Our centerbeam platform railcar contracts were completed at our Paragould facility in July 2005 and we have since converted the manufacturing line at that facility to manufacturing covered hopper railcars. In the first six months of 2005, we also incurred additional costs in connection with the completion of our new third production line at our Paragould facility, including costs associated with the outsourcing our railcar painting and

Management’s discussion and analysis of financial condition and results of operations lining for the increased railcar production from that new production line and costs of the initial training and supplies for that production line. We are currently constructing additional painting and lining capabilities at our Paragould facility, which we expect to be completed by the end of 2005. This new painting and lining capacity should allow us to improve margins as we reduce or eliminate outsourcing of this function.
Our gross profit margin for our railcar services increased to 14.3% in the first six months of 2005 from 11.1% in the first six months of 2004. This increase was primarily attributable to our service facilities operating at a higher volume level, which resulted in efficiencies in labor and overhead.
Selling, administrative and other expenses
Our selling, administrative and other expenses increased by $0.5 million in the first six months of 2005 to $6.6 million from $6.1 million in the first six months of 2004. Selling, administrative and other expenses were 2.2% of total revenues in the first six months of 2005 as compared to 3.8% of total revenues in the first six months of 2004. Our increase in the amount of our selling, administrative and other expenses was primarily attributable to an increase in information technology costs.
Interest expense and interest income
Our interest expense in the six months ended June 30, 2005 was $2.3 million as compared to $1.5 million for the six months ended June 30, 2004, representing an increase of $0.8 million. The increase in interest expense was primarily attributable to a $130.0 million loan from ARL in October 2004 that we satisfied in January 2005. Our interest income in the six months ended June 30, 2005 was $1.0 million as compared to $1.5 million for the six months ended June 30, 2004, representing a decrease of $0.5 million. The decrease in interest income was primarily attributable to a $165.0 million loan we made to Mr. Icahn. In January 2005, we transferred our entire interest in this loan to ARL in exchange for additional common interests in ARL and in satisfaction of our $130.0 million loan from ARL. The decrease was also due to a $57.2 million loan to an affiliate that was repaid in 2004. See “Certain relationships and related party transactions— Certain transactions with Mr. Icahn and other related entities.”
Income tax expense
Our income tax expense for the six months ended June 30, 2005 was $6.0 million, or 39.9% of our income before income taxes, as compared to $1.7 million for the six months ended June 30, 2004, or 43.6% of our income before income taxes. Our effective tax rate is impacted by expenses included in pre-tax income for which we do not receive a deduction for tax purposes. These expenses result from the liabilities and obligations retained by ACF as part of its transfer of assets to us in 1994. See “Certain relationships and related party transactions— Certain transactions with ACF Industries LLC.” Although ACF is responsible for any costs associated with these liabilities, we are required to recognize these costs as expenses in order to reflect the full cost of doing business. The entire amount of such permanently nondeductible expenses is treated as contribution of capital resulting in an increase to our effective tax rate. The expenses included in pre-tax income were $0.5 million and $0.4 million for the six months ended June 30, 2005 and June 30, 2004, respectively.
Comparison of the year ended December 31, 2004 to the year ended December 31, 2003
Our net income for the year ended December 31, 2004 was $2.3 million as compared to $1.3 million for the year ended December 31, 2003, representing an increase of $1.0 million. In 2004 we sold 4,384 railcars, 1,827 more than the 2,557 railcars we sold in 2003. Despite the increase in railcar

Management’s discussion and analysis of financial condition and results of operations deliveries in 2004, our net income for 2004 was negatively affected by dramatic increases in raw materials, particularly steel, and railcar component prices, particularly for components manufactured from steel. Our railcar manufacturing contracts precluded us from passing most of these increased costs on to our customers. Our gross margins in 2004 were also adversely affected by the losses we incurred from our introduction and sale of centerbeam platform railcars manufactured at our Paragould facility. Net income for 2003 reflected a $1.4 million write-down of the carrying value of inventory, buildings and improvements, and equipment at our Milton, Pennsylvania railcar repair facility, which we idled in 2003. We incurred no such write-downs in 2004.
Revenues
Our revenues in 2004 increased 63% to $355.1 million from $218.0 million in 2003. This increase was attributable to an increase in revenues from both manufacturing operations and railcar services.
Our manufacturing operations revenues increased 68% to $316.4 million in 2004 from $188.1 million in 2003. This increase was primarily attributable to our delivery of an additional 1,827 railcars in 2004 and, to a lesser extent, an increase in pricing based upon our ability to pass through some of our increased costs as well as an increase in the base price of our railcars. Our revenues from railcar sales increased $111.1 million to $265.8 million in 2004 from $154.7 million in 2003. The additional deliveries of railcars in 2004 reflected increased sales of covered hopper and tank railcars and sales of centerbeam platform railcars. We believe that the increases were primarily attributable to the continuing recovery of the railcar industry which resulted in a strong backlog of orders for delivery in 2004. In 2004, deliveries increased by 428 tank railcars and 323 covered hopper railcars from 2003, and our centerbeam platform railcar deliveries totaled 1,240. We did not deliver any centerbeam platform railcars in 2003. Our increase in manufacturing operations revenues also reflected a $17.3 million increase in our sales of railcar and industrial components. This increase was primarily attributable to an increase in demand for castings and components in the oil refinery and transportation markets. In 2004, our manufacturing operations revenues included $64.4 million, or 18.1% of our total revenues, from transactions with affiliates, compared to $62.9 million, or 28.8% of our total revenues, in 2003. These revenues were primarily attributable to sales of railcars to companies controlled by Mr. Icahn.
Our railcar services revenues increased 29% to $38.6 million in 2004 from $29.9 million in 2003. This increase was primarily attributable to increased sales, primarily related to repair and maintenance services provided to affiliates, including ACF and ARL and their subsidiaries. In 2004, our railcar services revenues included $19.4 million, or 5.5% of our total revenues, from transactions with affiliates, as compared to $11.0 million, or 5.1%, in 2003.
Gross profit
Our gross profit increased to $14.9 million in 2004 from $13.9 million in 2003. Our gross profit margin decreased to 4.2% in 2004 from 6.4% in 2003. The decrease in our gross profit margin was primarily attributable to a decrease in our gross profit margin for our manufacturing operations that was partially offset by an increase in our gross profit margin for our railcar services.
Our gross profit margin for our manufacturing operations decreased to 3.4% in 2004 from 7.3% in 2003. This decrease was primarily attributable to an increase in the cost of raw materials and components, consisting primarily of steel and steel-based components, that we were not able to pass through to our customers primarily due to fixed price contracts. Our cost of sales increased by approximately $11.3 million in 2004 based upon these increased raw material and component costs. We estimate that we were able to pass through $3.4 million of these costs to our customers. Our margins were also adversely affected by the losses we incurred resulting from our introduction and sale

Management’s discussion and analysis of financial condition and results of operations of centerbeam platform railcars in 2004. We completed deliveries under our centerbeam platform railcar contract by in July 2005 and have converted the manufacturing line we used to manufacture these railcars to manufacture covered hopper railcars.
Our gross profit margin for railcar services increased to 10.7% in 2004 from 0.4% in 2003. This increase was primarily attributable to increased sales that resulted in increased efficiencies of labor and overhead. Our gross profit margin for railcar services in 2003 was adversely affected by a $1.4 million write-down of the carrying value of inventory, buildings and improvements and equipment at our Milton, Pennsylvania railcar maintenance facility, which we idled during 2003.
Selling, administrative and other expenses
Our selling, administrative and other expenses did not increase in 2004 from the $10.3 million expense in 2003. Selling, administrative and other expenses were 2.9% of sales in 2004 as compared to 4.7% of sales in the 2003. In 2004, we were able to use the infrastructure we put in place in 2003 to grow our revenues without increasing our selling, administrative and other expenses. Our expenses in 2004 reflected an increase in engineering and purchasing personnel, but these expenses were offset by reduced spending in insurance, retirement, legal fees and engineering consulting services.
Interest expense and interest income
Our interest expense was $3.6 million in both 2004 and 2003. Our interest income increased to $4.4 million in 2004 from $3.2 million in 2003. The increase in interest income and interest expense was primarily attributable to our $165.0 million loan to Mr. Icahn and our $130.0 million loan from ARL, respectively, both of which are no longer outstanding.
Income tax expense
Our income tax expense for 2004 was $2.4 million, or 51.2% of our income before income taxes, as compared to $1.3 million for 2003, or 50.1% of our income before income taxes. Our income tax rates were higher than the statutory rates in both periods because of the effect of expenses included in pre-tax income for which we do not receive a deduction for tax purposes. These expenses primarily relate to the liabilities and obligations retained by ACF as part of its transfer of assets to us in 1994.
Comparison of the year ended December 31, 2003 to the year ended December 31, 2002
Our net income for the year ended December 31, 2003 was $1.3 million as compared to a $3.9 million net loss for the year ended December 31, 2002, representing an increase of $5.2 million. In 2003 we sold 2,557 railcars, 791 more than the 1,766 railcars we sold in 2002. The increase in our earnings was primarily attributable to increased gross profit from the delivery of these additional railcars, which was partially offset by an increase in selling, administrative and other expenses of $0.8 million, as increased engineering and purchasing support were added to support railcar manufacturing. Net income was reduced in 2003 because we wrote down the carrying value of inventory, buildings and improvements and equipment for one of our railcar maintenance facilities by $1.2 million.
Revenues
Our revenues increased by 29.1% to $218.0 million in 2003 from $168.8 million in 2002. This increase was attributable to an increase in our manufacturing operations revenues that was partially offset by a decrease in railcar services revenues.

Management’s discussion and analysis of financial condition and results of operations

Our manufacturing operations revenues increased 36% to $188.1 million in 2003 from $138.4 million in 2002. This increase was primarily attributable to our delivery of an additional 791 railcars in 2003 and, to a lesser extent, an increase in the base unit price of our railcars. In 2003, we delivered 496 additional tank railcars and 250 additional covered hopper railcars as compared to 2002. We attribute these increased sales to the recovery of the railcar manufacturing industry. Our revenues from railcar and industrial components manufacturing increased $3.2 million to $33.5 million in 2003 from $30.3 million in 2002. This increase reflected increased demand for our railcar component products and an increase in demand for our steel castings products in the oil, gas and transportation markets. In 2003, our manufacturing operations revenues included $62.9 million, or 28.8% of our total revenues, from transactions with affiliates, compared to $63.6 million, or 37.6% of our total revenues, in 2002. These revenues were primarily attributable to sales of railcars to companies controlled by Mr. Icahn.
Our revenues from railcar services decreased by $0.5 million to $29.9 million in 2003 from $30.4 million in 2002. This decrease is primarily attributable to the idling of our Milton, Pennsylvania repair facility and a corresponding loss of repair and maintenance revenues that had historically been performed at that facility. In 2003, our railcar services revenues included $11.0 million, or 5.1% of our total revenues, from transactions with affiliates, as compared to $12.8 million, or 7.6% of our total revenues, in 2002.
Gross profit
Our gross profit increased by $9.0 million to $13.9 million in 2003 from $4.9 million in 2002. Our gross profit margin increased to 6.4% in 2003 from 2.9% in 2002. The improvement in our gross profit margin was attributable to an improved gross profit margin for our manufacturing operations that was partially offset by a decrease in our gross profit margin for our railcar services. Our gross profit margin for our manufacturing operations increased to 7.3% in 2003 from 2.9% in 2002. This increase was primarily attributable to the contribution from increased overhead absorption as plant work volume increased. Our gross profit margin for our railcar services was 0.4% in 2003 compared to 2.8% in 2002. This decrease in gross profit margin was primarily attributable to the $1.4 million write-down in 2003 in connection with the idling of our Milton, Pennsylvania repair and maintenance facility and lower revenues, which resulted in inefficiencies of labor and overhead.
Selling, administrative and other expenses
Our selling, administrative and other expenses increased 8.9% to $10.3 million in 2003 from $9.5 million in 2002. The increase in our selling, administrative and other expenses in 2003 was primarily attributable to increased information technology, infrastructure, engineering and purchasing services to support our growing operations. Selling, administrative and other expenses decreased to 4.7% of revenues in the year ended December 31, 2003 from 5.6% in the year ended December 31, 2002.
Interest expense and interest income
Our interest expense was $3.6 million and $4.9 million for the years ended December 31, 2003 and 2002, respectively. Our interest income was $3.2 million and $3.6 million for the years ended December 31, 2003 and 2002, respectively. The interest income was primarily from a $57.2 million loan to an affiliate that was repaid in 2004. The interest expense reduction was primarily due to reduction of the average outstanding borrowings under our revolving credit facility.

Management’s discussion and analysis of financial condition and results of operations

Income tax expense/benefit
Our income tax expense in the year ended December 31, 2003 was $1.3 million, or 50.1% of income before income taxes, as compared to a $1.9 million tax benefit in the year ended December 31, 2002, or 32.6% of loss before income taxes. Our income tax rate was higher than the statutory rates in 2003, because of the effect of expenses included in pre-tax income for which we do not receive a deduction for tax purposes. These expenses primarily relate to the liabilities and obligations retained by ACF as part of its transfer of assets to us in 1994.
LIQUIDITY AND CAPITAL RESOURCES
Our primary sources of liquidity have historically been the cash generated from our operations, the sale of securities and funds generated from borrowings. Upon completion of this offering, we intend to use substantially all of the net proceeds of this offering to repay amounts outstanding under our revolving credit facility, to pay the notes due to affiliates of Mr. Icahn, to redeem all our industrial revenue bonds and to redeem all of the outstanding shares of our preferred stock, all of which is held by Mr. Icahn and his affiliates.
Outstanding debt
Revolving credit facility. On March 10, 2005, we entered into a revolving credit facility with North Fork Business Capital Corporation, as administrative agent for various lenders. As of June 30, 2005, we had $30.8 million in principal and interest outstanding under this facility. We intend to repay all or a substantial portion of this credit facility with the proceeds of this offering. We are also in discussions with our lenders to amend our revolving credit facility in conjunction with the closing of this offering to extend the term of the facility, increase our maximum borrowing amount and modify certain covenants, including covenants that restrict our payment of dividends and that require Mr. Icahn to retain a majority interest in us. We cannot assure that the lenders will agree to any modifications to this facility.

•	Maximum borrowing. The revolving credit facility provides for a maximum borrowing of the lesser of (a) $50.0 million or (b) 85% of the eligible receivables plus 65% of the eligible inventory, which inventory may include at the most $40.0 million, less any reserves established by the agent in accordance with the agreement. As of June 30, 2005, the maximum borrowing amount we were eligible to borrow under this facility was $50.0 million.

•	Term. The revolving credit facility expires March 10, 2006.

•	Interest rate and fees. Borrowings bear an interest rate of a base rate less 0.25%, where the base rate is the highest prime, base or equivalent rate of interest published by the administrative agent, or the published annualized rate for 90-day dealer commercial paper published in the Wall Street Journal, or a LIBOR rate plus 2.5%. We are required to pay an unused line fee of 0.375% per year on the difference, if positive, of $50.0 million minus the average daily aggregate outstanding amount of the loans. As of June 30, 2005, the interest rate under the revolving credit facility was 6.0%.

•	Collateral. Our receivables, inventory and a pledged deposit account serve as collateral under the revolving credit facility. In addition, we are required to maintain one or more blocked accounts to which all our collections are remitted, upon notice from the administrative agent, if the difference between the lesser of $50.0 million or the borrowing base and the outstanding amount of our loans is less than $5.0 million, or if an event of default is ongoing.

•	Financial covenants. Our revolving credit facility requires us to meet a fixed charge coverage ratio of not less that 1.2 to 1.0 for each of the following periods: January 1, 2005 through

Management’s discussion and analysis of financial condition and results of operations

June 30, 2005; January 1, 2005 through September 30, 2005; January 1, 2005 through December 31, 2005; and each 12 month period ending on the last day of each calendar quarter thereafter; and a leverage ratio calculated based on the outstanding amount of indebtedness to EBITDA of not greater than 4.0 to 1.0 for each of the above mentioned periods. As of June 30, 2005, we were in compliance with these financial covenants.

•	Negative covenants. Our revolving credit facility includes certain limitations on, among other things, our ability to incur additional indebtedness, modify our current governing documents, sell or dispose of collateral, grant credit and declare or pay dividends or make distributions on common stock or other equity securities. In addition, our existing revolving credit facility provides that Mr. Icahn shall maintain a direct or indirect ownership of at least 50.1% of our voting equity interest.
Industrial revenue bonds. As of June 30, 2005, we had $8.5 million in principal amount and $0.2 million in accrued interest on the industrial revenue bonds outstanding. As of that date, these bonds had effective interest rates ranging from 7.75% to 8.5%, with principal amounts due through 2011. We intend to use a portion of the net proceeds of this offering to repay all amounts due under these bonds. The industrial revenue bonds are guaranteed by affiliates of Mr. Icahn, and these affiliates will be released from such guarantees upon repayment of the industrial revenue bonds. In addition, James J. Unger, our president and chief executive officer, and his wife own $0.4 million of the industrial revenue bonds issued by Paragould, Arkansas. Mr. Unger and his wife will receive approximately $0.4 million upon our repayment of the amounts due under the industrial revenue bonds.
Outstanding notes to affiliates. In December 2004, we borrowed $7.0 million from Arnos Corp., a company controlled by Mr. Icahn, to provide us with additional working capital. The loan bears interest at the prime rate plus 1.75% (8.0% at June 30, 2005) and is payable on demand. Additionally, in connection with our purchase of Castings LLC, effective January 1, 2005, from an affiliate of Mr. Icahn, we issued that affiliate a note payable in the principal amount of $12.0 million. The note bears interest at the prime rate plus 0.5% (6.75% at June 30, 2005) and is payable on demand. We intend to use a portion of the net proceeds of this offering to repay all amounts due under these obligations. As of June 30, 2005, $19.6 million was outstanding under these obligations.
Cash flows
The following table summarizes our net cash provided by or used in operating activities, investing activities and financing activities and our capital expenditures for the periods presented (in thousands):

	Year Ended	Six Months Ended
Cash flows	December 31, 2004	June 30, 2005

Net cash provided by (used in):
Operating activities	$(17,039)	$49,777
Investing activities	(25,178)	(12,000)
Financing activities	60,746	29,644
Capital expenditures	(11,651)	(6,560)
Operating activities. Our net cash provided by or used in operating activities reflects net income or loss, adjusted for non-cash charges and changes in net working capital, including non-current assets and liabilities. Cash flows from operations are affected by several factors, including fluctuations in business volume, contract terms for billings and collections, the timing of collections on our accounts receivables, processing of payroll and associated taxes and payments to our suppliers. We do not typically experience business credit losses, although a payment may be delayed pending completion of

Management’s discussion and analysis of financial condition and results of operations closing documentation, and a typical order of railcars may not yield cash proceeds until after the end of a reporting period.
Our net cash provided by operating activities was $9.8 million for the six months ended June 30, 2005, which included net income of $9.2 million increased by non-cash charges for depreciation and amortization of $3.2 million and a provision for deferred income taxes of $1.3 million. Cash provided by operations attributable to changes in our current assets and liabilities included an increase in accounts payable of $26.8 million and an increase in accrued expenses and taxes of $7.1 million. These sources of cash were partially offset by an increase in accounts receivable of $5.1 million, an increase in inventory of $6.8 million and an increase in prepaid expenses of $4.2 million. The increase in inventory was primarily attributable to the build-up of inventory for our new third production line at our Paragould facility. The increase in accounts payable and accrued expenses was primarily due to this inventory buildup and a change in the processing and accounting of accounts payable that had previously been processed through affiliates. The increase in accounts receivable was primarily attributable to the increased volume of sales attributed to railcars manufactured at our Paragould facility. The increase in prepaid expenses was primarily attributable to payments for workers’ compensation and general insurance coverages that benefit future periods.
For the year ended December 31, 2004, cash used by operating activities was $17.0 million. Our sources of cash included net income of $1.2 million increased by non-cash charges for depreciation and amortization of $6.4 million and a provision for deferred income taxes of $0.4 million. Cash used in operations attributable to changes in our current assets and liabilities included an increase in inventories of $27.3 million and an increase in accounts receivable of $11.6 million. These uses of cash were partially offset by an increase in accounts payable of $12.8 million. The increase in our inventories and accounts receivable were primarily attributable to our increased sales and the increased cost or raw materials and components. The increase in accounts payable was primarily attributable to our buildup of inventory to support our increased sales.
Investing activities. Net cash used in investing activities for the six months ended June 30, 2005 was $18.6 million. This use of cash consisted of $6.6 million in capital expenditures, including $5.4 million for construction of additional painting and lining capabilities at our Paragould facility and $12.0 million for the purchase of Castings LLC from ACF Industries Holding Corp. Net cash used in investing activities for the year ended December 31, 2004 was $36.8 million. This use of cash consisted of $11.7 million in capital expenditures, including $9.4 million to construct an additional production line at our Paragould facility and $25.0 million for the purchase of an interest in ARL.
Financing activities. Net cash provided by financing activities was $29.6 million for the six months ended June 30, 2005. During the period, we repaid $22.6 million due to affiliates and borrowed $30.8 million under our revolving credit facility. The amounts due to affiliates consisted of cash advances and affiliate transactions.
Net cash provided by financing activities was $60.7 million for the year ended December 31, 2004. During the year, we received $110.0 million in additional capital contributions of which $25.0 million related to our contribution in the initial capitalization of ARL, $137.0 million from the proceeds of notes due to affiliates and $19.7 million from an increase in amounts due to affiliates. The $137.0 million of proceeds from notes due to affiliates primarily related to our $130.0 million loan from ARL. The increase in amounts due to affiliates consisted of cash advances and affiliate transactions. These sources of cash were partially offset by a $165.0 million loan we made to Mr. Icahn and a $40.2 million repayment of our term loan in July 2004.
Capital expenditures. Our capital expenditures were $6.6 million in the six months ended June 30, 2005 and $11.7 million in the year ended December 31, 2004. The capital expenditures for the six months ended June 30, 2005 consisted primarily of $5.4 million at our Paragould facility for

Management’s discussion and analysis of financial condition and results of operations construction of additional painting and lining capabilities at that facility. The capital expenditures for the year ended December 31, 2004 included $9.4 million to construct an additional production line at our Paragould facility.
We continuously evaluate facility requirements based on our strategic plans, production requirements and market demand and may elect to make capital investments at higher or lower levels in the future. These investments are all based on an analysis of the potential for these additions to improve profitability and future rates of return. In response to the current demand for our railcars, we are exploring opportunities to increase our production capacity and reduce our costs through continued vertical integration of our production capacity. From time to time, we may expand our business by acquiring other businesses or pursuing other strategic growth opportunities. We presently have not entered into any agreements related to any material acquisitions.
In December 2004, we began construction of additional painting and lining capabilities at our Paragould, Arkansas covered hopper manufacturing facility. This will complement our additional production line that was completed in November 2004. We expect our capital expenditures in connection with the new painting and lining capabilities to be approximately $13.2 million, with completion by the end of 2005.
On March 31, 2005 we purchased for $2.8 million the manufacturing equipment and leasehold improvements that we had previously been leasing from ACF, a company controlled by Mr. Icahn, at our St. Charles, Missouri manufacturing facilities. This amount was included in our amounts due to affiliates. See “Certain relationships and related party transactions—Certain transactions with ACF Industries LLC—Corbitt Equipment Lease and Purchase.”
We have an equipment lease expiring on October 31, 2005, the terms of which include an option to either renew the lease or purchase the equipment at a specified amount. Our intent is to purchase the equipment upon expiration of the lease. The buyout amount is estimated at $6.5 million. We expect to fund these capital expenditures through cash provided by operating activities and our revolving credit facility.
We anticipate that any future expansion of the business will be financed through cash flow from operations, our revolving credit facility or term debt associated directly with that expansion. Moreover, we believe that following the completion of this offering, these sources of funds will provide sufficient liquidity to meet our expected operating requirements over the next twelve months.
Contractual obligations
The following table summarizes our contractual obligations as of December 31, 2004, and the effect that these obligations and commitments would be expected to have on our liquidity and cash flow in future periods, assuming that our existing debt remains outstanding during such periods:

	Payments due by period

			2-3	4-5	After
Contractual obligations	Total	1 year	years	years	5 years

	(in thousands)
Long-term debt	$9,851	$1,334	$3,014	$3,353	$2,150
Operating leases	9,132	5,411	3,352	303	66

Total	$18,983	$6,745	$6,366	$3,656	$2,216

The operating lease commitment above includes the future minimum rental payments required under non-cancelable operating leases for property and equipment leased by us.

Management’s discussion and analysis of financial condition and results of operations

As of July 31, 2005, we had $143.2 million of purchase orders outstanding, all of which is scheduled to be delivered within one year.
We entered into two supply agreements, in January 2005 and June 2005, with a steel supplier for the purchase of regular and normalized steel plate. The agreements each have terms of five years and may be terminated by either party at any time after two years, upon twelve months prior notice. Each agreement requires us to purchase the lesser of a fixed volume or 75% of our requirements for the steel covered by that agreement at prices that fluctuate with the market. We have no commitment under these arrangements to buy a minimum amount of steel, other than the minimum percentages, if our overall steel purchases decline.
We have entered into supply agreements with an affiliate of Amsted Industries, Inc., an affiliate of one of our Ohio Castings joint venture partners, to purchase up to 25% and 33% of the car sets, consisting of sideframes and bolsters, produced at each of two foundries, respectively, being operated by subsidiaries of Ohio Castings. Our purchase commitments under these supply agreements are dependent upon the number of car sets manufactured by these foundries, which are jointly controlled by us and the other two members of Ohio Castings.
The following table summarizes our contractual obligations as of December 31, 2004, and the effect that these obligations and commitments are expected to have on our liquidity and cash flow in future periods, after giving effect to this offering and the application of the net proceeds of this offering as described in “Use of proceeds”:

	Payments due by period

			2-3	4-5	After
Contractual obligations	Total	1 year	years	years	5 years

	(in thousands)
Long-term debt(1)	$—	$—	$—	$—	$—
Operating leases	9,132	5,411	3,352	303	66

Total	$9,132	$5,411	$3,352	$303	$66

(1)	We anticipate that our revolving credit facility, following the amendment we intend to enter into concurrently with this offering, will permit us to borrow $[ ● ] million and that this facility will have a three year maturity.
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to price risks associated with the purchase of raw materials, especially steel and heavy castings. The cost of steel, heavy castings and all other materials used in the production of our railcars represent approximately 80-85% of our direct manufacturing costs. Given the significant increases in the price of raw materials since November 2003, this exposure can affect our costs of production. We believe that the risk to our margins and profitability has been greatly reduced by the variable pricing contracts we now have in place. We have negotiated most of our railcar manufacturing contracts with our customers to adjust the purchase prices of our railcars to reflect increases or decreases in the cost of certain raw materials and components and, as a result, we are able to pass on to our customers substantially all of the increased raw material and component costs with respect to the railcars that we will produce and deliver after the first six months of 2005. We believe that we currently have excellent supplier relationships and do not anticipate that material constraints will limit our production capacity. Such constraints may exist if railcar production were to increase beyond current levels, or other economic changes occur that affect the availability of our raw materials.
We are not exposed to any significant foreign currency exchange risks.

Management’s discussion and analysis of financial condition and results of operations

CRITICAL ACCOUNTING POLICIES
We prepare our consolidated financial statements in accordance with U.S. GAAP. The preparation of our financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of sales and expenses during the reporting period. Our significant accounting policies are described in the notes to our consolidated financial statements included elsewhere in this prospectus. Some of these policies involve a high degree of judgment in their application. The critical accounting policies, in management’s judgment, are those described below. If different assumptions or conditions prevail, or if our estimates and assumptions prove to be incorrect, actual results could be materially different from those reported.
Revenue recognition
Revenues from railcar sales are recognized following completion of manufacturing, inspection, customer acceptance and shipment, which is when title and risk for any damage or loss with respect to the railcars passes to the customer. In some cases, painting and lining work may be outsourced to an independent contractor and, as a result, the sale will not be recorded until the railcars are shipped from the independent contractor’s facilities to our customer. Revenues from railcar and industrial components are recorded at the time of product shipment, in accordance with our contractual terms. Revenue for railcar maintenance services are recognized upon completion and shipment of railcars from our plants. Revenue for fleet management services are recognized as performed.
We record amounts billed to customers for shipping and handling as part of sales in accordance with Emerging Issues Task Force (EITF) 00-10, Accounting for Shipping and Handling Fees and Costs, and we record related costs in our cost of sales.
Accounts receivable
We carry our accounts receivable at cost less an allowance for doubtful accounts. On a quarterly basis, we evaluate our accounts receivable and establish an allowance for doubtful accounts, based on a history of past write-offs and collections and current credit conditions. Accounts are placed for collection on a limited basis once all other methods of collection have been exhausted. Once it has been determined that the customer is no longer in business and/or refuses to pay, the accounts are written off. Our bad debt experience has been minimal. Write-offs could be materially different than reserves if economic conditions change or actual results deviate from historical trends.
Product warranties
We record a liability for an estimate of costs that we expect to incur under our basic limited warranty when manufacturing revenue is recognized. Warranty terms are based on the negotiated railcar sales contracts and typically are for periods of up to five years. Factors affecting our warranty liability include the number of units sold and historical and anticipated rates of claims and costs per claim. We assess quarterly the adequacy of our warranty liability based on changes in these factors. We have generally experienced low warranty claims. Our warranty claims were $0.5 million in 2003 and $0.1 million in 2004. Actual results differing from estimates could have a material effect on results from operations in the event that unforeseen warranty issues were to occur.
Inventory
Inventories are stated at the lower of average cost or market, and include the cost of materials, direct labor and manufacturing overhead. We evaluate our ability to realize the value of our inventory based on a combination of factors including historical usage rates, forecasted sales or usage, product end of

Management’s discussion and analysis of financial condition and results of operations life dates, estimated current and future market values and new product introductions. Assumptions used in determining our estimates of future product demand may prove to be incorrect, in which case the provision required for excess and obsolete inventory would have to be adjusted in the future. If inventory is determined to be overvalued, we would be required to recognize such costs as cost of goods sold at the time of such determination. Any significant unanticipated changes in demand could have a significant negative impact on the value of our inventory and our reported operating results. Additionally, purchasing requirements and alternative usage avenues are explored within these processes to mitigate inventory exposure. When recorded, our reserves are intended to reduce the carrying value of our inventory to its net realizable value.
Long-lived assets
We evaluate long-lived assets, including property, plant and equipment, under the provisions of Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. The criteria for determining impairment or such long-lived assets to be held and used is determined by comparing the carrying value of these long-lived assets to be held and used to management’s best estimate of future undiscounted cash flows expected to result from the use of the assets. If the assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. The estimated fair value of the assets is measured by estimating the present value of the future discounted cash flows to be generated. We incurred an impairment loss in the year ended December 31, 2003, and reduced the carrying value of inventory, buildings and improvements and equipment by $1.4 million at one of our railcar maintenance facilities. No such impairment losses were incurred for the years ended December 31, 2002 and 2004. Any future determination requiring write-off of a significant portion of long-lived assets recorded on our balance sheet could have an adverse effect on our financial condition and results of operations.
Income taxes
For financial reporting purposes, income tax expense is estimated based on planned tax return filings. The amounts anticipated to be reported in those filings may change between the time the financial statements are prepared and the time the tax returns are filed. Further, because tax filings are subject to review by taxing authorities, there is also the risk that a position on a tax return may be challenged by a taxing authority. If the taxing authority is successful in asserting a position different than that taken by us, differences in a tax expense or between current and deferred tax items may arise in future periods. Any such differences which could have a material impact on our financial statements, would be reflected in the financial statements when management considers them probable of occurring and the amount reasonably estimable.
Valuation allowances reduce deferred tax assets to an amount that will more likely than not be realized. Management’s estimates of the realization of deferred tax assets is based on the information available at the time the financial statements are prepared and may include estimates of future income and other assumptions that are inherently uncertain. No valuation allowance is currently recorded, as we expect to realize our deferred tax assets.
Accounting for expenses paid by affiliate
In October 1994, we acquired railcar components manufacturing, railcar maintenance and certain other assets from ACF, a company beneficially owned and controlled by Carl C. Icahn, our principal

Management’s discussion and analysis of financial condition and results of operations beneficial stockholder and the chairman of our board of directors. In connection with that transaction, ACF retained, and agreed to indemnify and hold us harmless for, certain liabilities and obligations relating to the conduct of business and ownership of the assets prior to the transfer, including liabilities relating to employee benefit plans subject to certain exceptions for transferred employees, workers’ compensation, environmental contamination and third-party litigation. See “Certain relationships and related party transactions— Transactions with ACF Industries LLC.” At December 31, 2004, the total liability retained by ACF was $10.8 million, which is related primarily to pension benefit obligations. Although ACF is responsible for any costs associated with the retained liabilities, we have continued to reflect the costs associated with those retained liabilities in our financial statements as an expense in order to reflect the full cost of doing business, and the payment by ACF of these expenses is reflected as additional paid-in capital, as required by Staff Accounting Bulletin Topic 5T.
Fair value of financial instruments
The carrying amounts of cash and cash equivalents, accounts receivable, amounts due to/from affiliates and accounts payable approximate fair values because of the short-term maturity of these instruments. The fair value of long-term debt is calculated by discounting cash flows through maturity using our current rate of borrowing for similar liabilities. The fair value of the note receivable from ACF, which was carried at face amount plus accrued interest, could not reasonably be estimated due to the lack of market for similar instruments. Fair value estimates are made at a specific point in time, based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision.
Contingencies and litigation
We periodically record the estimated impacts of various uncertain outcomes. These events are called contingencies and our accounting for these events is prescribed by SFAS No. 5, Accounting for Contingencies. SFAS No. 5 defines a contingency as “an existing condition, situation, or set of circumstances involving uncertainty as to possible gain or loss to an enterprise that will ultimately be resolved when one or more future events occur or fail to occur.” Contingent losses must be accrued if:

•	available information indicates it is probable that the loss has been or will be incurred, given the likelihood of the uncertain future events; and

•	the amount of the loss can be reasonably estimated.
The accrual of a contingency involves considerable judgment on the part of management. Legal proceedings have elements of uncertainty, and in order to determine the amount of any reserves required, we assess the likelihood of any adverse judgments or outcomes to pending and threatened legal matters, as well as potential ranges of probable losses.
[In connection with Trans World Airlines, Inc.’s (TWA) 1992 bankruptcy proceedings under Chapter 11 of the Bankruptcy Code and in response to a petition of another member of the Icahn control group, the Pension benefit Guarantee Corporation (PBGC) terminated the TWA pension plan and obligated Highcrest Investors Corp. (Highcrest) to make eight annual payments of $30.0 million each commencing on July 1, 2002 and totaling $240.0 million (termination payments). As of December 31, 2004, Highcrest had made termination payments totaling $135.0 million and still owed $105.0 million on this obligation. The obligation to make termination payments is non-recourse except to the common stock of ACF Industries Holding Corp. (another member of the Icahn control group). Management believes this obligation will have no adverse effect on our future liquidity, results of operations or financial position.]

Management’s discussion and analysis of financial condition and results of operations

We are subject to comprehensive federal, state, local and international environmental laws and regulations relating to the release or discharge of materials into the environment, the management, use, processing, handling, storage, transport or disposal of hazardous materials and wastes, or otherwise relating to the protection of human health and the environment. These laws and regulations not only expose us to liability for the environmental condition of our current or formerly owned or operated facilities, and our own negligent acts, but also may expose us to liability for the conduct of others or for our actions that were in compliance with all applicable laws at the time these actions were taken. In addition, these laws may require significant expenditures to achieve compliance, and are frequently modified or revised to impose new obligations. Civil and criminal fines and penalties and other sanctions may be imposed for non-compliance with these environmental laws and regulations. Our operations that involve hazardous materials also raise potential risks of liability under common law. We are involved in investigation and remediation activities at properties that we now own or lease to address historical contamination and potential contamination by third parties. We are also involved with state agencies in the cleanup of two sites under these laws. These investigations are at a preliminary stage, and it is impossible to estimate, with any certainty, the timing and extent of remedial actions that may be required, and the costs that would be involved in such remediation. Substantially all of the issues identified relate to the use of the properties prior to their transfer to us in 1994 by ACF and for which ACF has retained liability for environmental contamination that may have existed at the time of transfer to us. ACF has also agreed to indemnify us for any cost that might be incurred with those existing issues. However, if ACF fails to honor its obligations to us, we would be responsible for the cost of such remediation. We have been advised that, for the remainder of 2005, ACF estimates that it will spend approximately $150,000 on environmental investigation and, in each of 2006 and 2007, it will spend approximately $200,000 on environmental investigation, relating to contamination that existed at properties prior to their transfer to us and for which ACF has retained liability and agreed to indemnify us. We believe that our operations and facilities are in substantial compliance with applicable laws and regulations and that any noncompliance is not likely to have a material adverse effect on our operations or financial condition.
Future events, such as new environmental regulations or changes in or modified interpretations of existing laws and regulations or enforcement policies, or further investigation or evaluation of the potential health hazards of products or business activities, may give rise to additional compliance and other costs that could have a material adverse effect on our financial conditions and operations. In addition, ACF has in the past conducted investigation and remediation activities at properties that we now own to address historic contamination. Although we believe that ACF has satisfactorily addressed all known material contamination, there can be no assurance that ACF has addressed all historical contamination. The discovery of historical contamination or the release of hazardous substances into the environment at our current or formerly owned or operated facilities could require ACF or us in the future to incur investigative or remedial costs or other liabilities that could be material or that could interfere with the operation of our business.
[We have received a letter of determination for the State of Arkansas that we owe approximately $1.1 million related to past unemployment taxes. We are appealing the assessment and expect to prevail and believe that we have meritorious defenses. We believe that we were and did act in accordance with applicable law. It is not possible to estimate the expected settlement, if any, at this time as our discussions with the State of Arkansas are in their early stages.]
[We have been named a party to a products liability suit in which the plaintiff alleges we were responsible for the malfunction of a valve which was remanufactured in 200     by a third party. We believe we have no responsibility for this malfunction and have a meritorious defense against any liability in this case. In any event, it is not possible to estimate the expected settlement, if any, that any party might be held accountable for at this time as the case is in its early stages.]

Management’s discussion and analysis of financial condition and results of operations

REPORT ON INTERNAL CONTROLS
Our management and auditors have identified three significant deficiencies in our internal controls as of December 31, 2004, which, if not properly remediated could result in misstatements in our financial statements in future periods.
Our independent auditors, Grant Thornton LLP, issued a letter to our board of directors in which they identified three significant deficiencies in the design and operation of our internal controls as of December 31, 2004. A significant deficiency is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a misstatement of the financial statements that is more than inconsequential will not be prevented or detected. A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. Specifically, the significant deficiencies noted were:

•	Inventory cut-off. Our manufacturing locations recorded inventory shipped by our vendors to us on the date we received the inventory in our facility, rather than on the date of shipment.

•	Construction in process. We transferred assets from construction in process to fixed assets on a quarterly basis rather than at the time assets are actually placed into service. There was insufficient documentation authorizing the movement of assets from construction in process to fixed assets. Certain assets were still being classified as construction in process even though the asset was in service.

•	Fixed asset recording and reconciliation. Our fixed asset subsidiary ledgers were not updated in a timely manner. Supporting ledgers for depreciation schedules were tracked using Microsoft Excel. The schedules were not reconciled on a timely basis. The procedures surrounding the compilation of the data was manual and subject to error.
In light of the noted significant deficiencies, we have instituted control improvements that we believe will reduce the likelihood of similar errors to less than remote or to an inconsequential amount in the specific areas that are judged to be most vulnerable. See “Risk factors— Our management and auditors have identified three significant deficiencies in our internal controls as of December 31, 2004, which, if not properly remediated could result in misstatements in our financial statements in future periods.” These control improvements include:

•	Inventory cut-off. Effective March 31, 2005, we implemented procedures to track the receipts in transit and record them properly in our general ledger. We now follow this procedure monthly.

•	Construction in process. We are developing a process for plant and corporate management approval to authorize assets to be placed in service. This procedure will entail a threshold dollar amount requiring corporate controller approval that will include a review of the asset clarification and depreciation rate. Under this plan, assets will be moved from construction in process in the month the asset is placed in service.

•	Fixed asset recording and reconciliation. We expect to implement a new fixed asset tracking system before the end of 2005.
We do not expect to incur material incremental staffing costs associated with these corrective actions. However, in connection with becoming a public company, we expect to incur significant additional staffing and infrastructure costs.

Management’s discussion and analysis of financial condition and results of operations

RECENT ACCOUNTING PRONOUNCEMENTS
In January 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. (FIN) 46, Consolidation of Variable Interest Entities, which was later amended on December 24, 2003 (FIN 46R). FIN 46R explains how to identify variable interest entities and how an enterprise assesses its interest in a variable interest entity to decide whether to consolidate that entity. FIN 46R requires unconsolidated variable interest entities to be consolidated by their primary beneficiaries if their entities do not effectively disperse the risks and rewards of ownership among their owners and other parties involved. The provisions of FIN 46R are generally effective for periods after December 31, 2003. The adoption of this pronouncement has not had a material effect on us.
In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (SFAS 150), which establishes standards for how companies classify and measure certain financial instruments with characteristics of both liabilities and equity. It requires companies to classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). We classified our mandatorily redeemable payment-in-kind preferred stock as a liability in accordance with SFAS 150 in 2003.
In November 2004, the FASB issued SFAS No. 151, Inventory Costs-An Amendment of ARB No. 43, Chapter 4, which requires the recognition of costs of idle facilities, excessive spoilage, double freight, and rehandling costs as a component of current-period expenses. The provisions of SFAS No. 151 are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Since we produce railcars based upon specific customer orders, management does not expect the provisions of SFAS No. 151 to have a material impact on our financial statements.
In December 2004, the FASB issued SFAS 123R, Share-Based Payments. SFAS 123R is a revision of SFAS 123, Accounting for Stock Based Compensation, and supersedes APB 25. Among other items, SFAS 123R eliminates the use of APB 25 and the intrinsic value method of accounting, and requires companies to recognize the cost of employee services received in exchange for awards of equity instruments, based on the grant date fair value of those awards, in the financial statements. The effective date of SFAS 123R is currently the beginning of the next fiscal year that begins after June 15, 2005, which is the first quarter of our year ending December 31, 2006.
In March 2005, the FASB issued FIN 47 as an interpretation of FASB Statement 143, Accounting for Asset Retirement Obligations (FASB 143). This interpretation clarifies that the term conditional asset retirement obligation as used in FASB 143 and refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even through uncertainly exists about the timing and/or method of settlement. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. This interpretation also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. We are currently assessing the impact of the adoption of FIN 47.
On June 1, 2005, the FASB issued Statement No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3 (SFAS 154). The Statement applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. We will adopt SFAS 154 at December 31, 2005 and do not anticipate any material change to our operating results as a result of this adoption.

Industry
OVERVIEW OF NORTH AMERICAN RAILCAR MANUFACTURING INDUSTRY
Many diverse industries depend on the railroad system to transport items such as plastic pellets, chemicals and related products, non-metallic minerals, grains and other farm products, food products, metals and ores, coal, lumber and other building products, petroleum products, oils, ethanol related products, paper products, vehicles, equipment and associated parts. Demand for railcars reflects their importance for the North American economy in moving goods and raw materials. In periods of rising economic activity, fleet utilization typically increases, driving an increase in demand for new railcars, which also increases backlog for new railcars. Conversely, during economic slowdowns, fleet utilization typically declines, resulting in reduced demand, deliveries and backlog for new railcars. According to Global Insight, orders for new railcars are expected to be strong with deliveries projected to average 59,100 railcars per year from 2005 through 2010. This compares to deliveries of 17,714 railcars in 2002, 32,184 railcars in 2003 and 46,871 railcars in 2004, as reported by the Railway Supply Institute, or RSI. RSI reported that at the end of 2004, the total backlog for the railcar manufacturing industry reached 58,677 railcars. This growth trend has continued through the first six months of 2005, with 36,695 new railcars ordered and 33,695 railcars delivered, with total backlog increasing to 60,544 railcars.
The primary purchasers of railcars in North America are leasing companies, shippers and railroads. Leasing companies are financial institutions that buy railcars from manufacturers like us and lease these railcars to end users that include railroads and shippers. Shippers include a variety of industrial companies that purchase railcars for freight transport. Railroads purchase railcars to transport goods for industrial companies and others on their lines. The primary source of railcar orders has shifted over time as leasing companies and shippers replace railroads as the largest purchasers of new railcars. From 1990 to 2003, leasing companies and shippers have increased their collective share of the total North American railcar fleet from 37% to 53%, respectively.
The major railcar types and primary uses of these railcars in North America are summarized below.

Railcar Type	Primary Use

Covered Hopper Railcar	Transport of cargo in the plastics, chemical, oil and food industries
Tank Railcar	Transport of liquids and gaseous materials, including chemicals, petroleum products and fertilizers
Intermodal Flat Railcar	Transport of cargo in containers and trailers that may also be used by trucks or ships
Gondola Railcar	Transport of coal and other commodities including steel products and scrap metals
Open-Top Hopper Railcar	Transport of coal
Box Railcar	Transport of auto parts, food products, wood products and paper products
Flat Railcar	Transport of bulky items including machinery, automobiles and forest products
Although a railcar can be used for up to 50 years under existing regulations in North America, we believe that the average life of a railcar is approximately 30 to 35 years. After that point, most railcars must either be refurbished or replaced. Railcar designs change over time, incorporating technical and quality improvements while adapting to the functions required by customers. As the industry advances,

Industry

we generally expect that railcars will become more efficient and capable of carrying larger loads with better ride quality and lower repair and operating costs. We believe that as customers replace aging fleets and expand the number of railcars in use to meet higher shipping demand, they make new railcar purchasing decisions based not only on price and delivery time, but also on key performance characteristics.
The following chart identifies the composition, by percentage, of the U.S. railcar fleet in 2003, and indicates that among all the different railcar types, covered hopper railcars and tank railcars represented the two largest categories of the U.S. railcar fleet.
Composition of 2003 U.S. Railcar Fleet

Source:	Association of American Railroads.
NORTH AMERICAN RAILCAR COMPONENTS AND SERVICES INDUSTRIES
Manufacturers of railcar components are primarily comprised of railcar manufacturers, some of which produce components solely for internal use, while others produce railcar components for sale to outside customers, as well as non-railcar manufacturers.
Railcar support services are an important part of the railcar industry. Railcar services include maintenance and repair, cleaning, painting and lining, engineering services and the management of customers’ railcar fleets. Maintenance and repair facilities may be fixed locations near railroad lines or operate as mobile units designed to service railcars at customer locations.
NORTH AMERICAN RAILCAR INDUSTRY DYNAMICS AND TRENDS
The 1980 Staggers Rail Act ended more than 100 years of government rail industry regulation and dramatically transformed the railcar industry in North America. The deregulation enabled railroads to regain market share lost to the trucking industry over the years and resulted in a wave of industry consolidation. The number of Class I railroads, the grouping of the largest railroads based on operating revenue, dropped from 22 in 1980 to seven today while the volume of goods transported on the U.S. rail system increased from 1.5 billion tons in 1980 to 1.8 billion tons in 2003, according to the Association of American Railroads.

Industry

Railroad industry deregulation also prompted a series of consolidations among railcar manufacturers which we believe is the result of consolidation and more efficient fleet management, According to the Association of American Railroads, the total U.S. railcar fleet size was reduced from 1.7 million railcars in 1980 to 1.2 million railcars in 1995.
The following chart reflects the size of the railcar fleet in the United States, which represents the majority of the North American railcar fleet, over the last ten years.
Historical U.S. Railcar Fleet

Source:	Association of American Railroads.
Cyclical nature of the North American railcar market and outlook for North American railcar demand
The North American railcar market is highly cyclical and trends in the railcar manufacturing industry are directly affected by the level of activity in the North American economy. When the economy is in a period of sustained growth, railcar users generally tend to increase the size of their fleets and replace older railcars with newer railcars or railcars with greater capacity and durability. Conversely, when the economy slows down, these companies generally delay investment in new railcars and increase the utilization rates of railcars already in use, keeping them in service for longer periods. The North American railcar market is also affected by the level of international trade activity, as railroads are also used to transport imported and exported goods to and from ports. In addition, supplies of materials, such as steel, as well as key railcar components, such as heavy castings and wheels, are constrained from time to time, which limits the production capacity of companies in the railcar manufacturing industry and results in further cyclical fluctuations.
As illustrated by the chart below, railcar demand was at a high in the late 1970s due, in particular, to the preferential tax treatment attributed to railcars under then-existing tax laws. The Tax Reform Act of 1981, which eliminated the preferential tax treatment of railcars beginning in 1983, as well as the economic recession in the early 1980s, led to low levels of railcar production through most of the 1980s. However, during most of the 1990s, increased general economic activity and higher import levels led to an increase in railcar deliveries. In addition, after a period of consolidation in the railroad industry, railroads suffered from integration difficulties, poor railcar utilization and aging fleets. We believe that railroads responded by ordering additional railcars, which led to a significant increase in railcar deliveries in 1998 and 1999. This period of peaking orders ended in 2000 and 2001 as slowing

Industry

economic growth, a recovery in railroad operating efficiency and transportation disruption related to the September 11th terrorist attacks pushed 2002 deliveries of new railcars down to 17,714 railcars, according to the Railway Supply Institute.
In 2003, the industry began to recover from the downturn and demand for new railcars started to increase. A total of 46,871 railcars were delivered in 2004 and industry backlog stood at 58,677 railcars at December 31, 2004. A total of 33,695 railcars have been delivered during the first six months of 2005 and industry backlog stands at 60,544 railcars as of June 30, 2005. The following chart illustrates annual North American deliveries of railcars since 1978 and projected annual North American railcar deliveries through 2010, according to the Railway Supply Institute and Global Insight, respectively.
Railcar Annual Deliveries
Strong near term demand for railcars
Following a period of economic weakness from 2001 to 2003, we believe leasing companies, shippers and railroads that have deferred new railcar purchases and equipment maintenance are poised to expand and service their fleets in response to growing demand for railroad shipping. Global Insight anticipates delivery of 65,558 new railcars in 2005 and average annual deliveries of 59,100 railcars per year from 2005 through 2010.

Industry

The following chart sets forth the historical backlog for the North American railcar industry:
Historical North American Railcar Backlog by Quarter

Source:	Railway Supply Institute.
Positive long term demand fundamentals
Over the long term, we expect increased U.S. economic activity to drive growth in railroad shipment and new railcar purchases. Global Insight forecasts continued gains in rail freight usage, with 1.8% growth in railcar loads during 2005, 2.1% growth in railcar loads in 2006 and 1.0% to 1.3% annual growth in railcar loads from 2007 to 2010. Under normal circumstances, railcars generally need to be refurbished or replaced after 30 to 35 years of use. We believe that, historically, the useful life of tank railcars has been shorter, ranging from 25 to 30 years of use. Railcars used at a higher than average rate may require replacement in a shorter period of time. In some cases, advances in technology and efficiency or new regulations may require railcars with remaining useful life to be replaced. We believe demand for replacement railcars will be strong over the long term as approximately 50% of all railcars in use are over 20 years old.
Trends impacting covered hopper railcars
Covered hopper railcars constitute the largest of all railcar segments in terms of numbers of railcars in use. Covered hopper railcars are used primarily to transport cargo such as cement, plastic pellets, grain and dry fertilizer. Demand for covered hopper railcars has shown renewed strength due to increased shipments of a variety of products including plastics, chemicals and foods. According to the Railway Supply Institute, 5,602 covered hopper railcars were delivered in 2004. We believe manufacturing activity across a variety of sectors will continue to drive demand for covered hopper railcars through 2005 and 2006. In addition, we believe increasing ethanol production will continue to drive the volume of corn shipments transported in covered hopper railcars. The U.S. Department of Agriculture forecasts a 9% increase in corn production from 2005 to 2010, largely attributable to demand for corn in ethanol production.
Over the long term, Global Insight forecast strong demand for covered hopper railcars driven by continued growth of the U.S. economy, higher production for a number of consumer and business durable goods, increasing domestic and international demand for U.S. agricultural products, increasing ethanol production and replacement of aging railcars. As shown by the chart below, Global Insight

Industry

forecasts deliveries of covered hopper railcars will reach 13,924 in 2005 and 16,779 in 2006, and will average more than 15,750 deliveries per year from 2007 through 2010. These forecasts illustrate a significant projected increase from the 5,602 covered hopper railcars delivered in 2004 and the 3,801 covered hopper railcars delivered in 2003.
Historical and Projected Covered Hopper Railcar Deliveries

Source:	Railway Supply Institute; Global Insight.
Trends impacting tank railcars
Orders of tank railcars are being driven in part by the advanced age of the current North American tank railcar fleet. In 2004, 8,939 tank railcars were delivered, according to Global Insight. Tank railcars primarily are used to transport liquid and gaseous products, such as chemicals, liquid fertilizers and petroleum products. Tank railcars, like covered hopper railcars, are also in higher demand in North America as manufacturing activity, and the need for liquids and gases used in manufacturing, increases. We believe expansion of the ethanol sector as well as strong consumer demand for petrochemicals, edible oils, lubricating oils, liquid propane and liquid food products also positively impact tank railcar shipments.
Based on Global Insight projections, tank railcar deliveries are expected to increase to 10,803 railcars in 2005 and 11,058 railcars in 2006 and will average approximately 9,900 deliveries per year from 2007 through 2010. In comparison, the number of tank railcars delivered in North America was 8,939 in 2004 and 8,176 in 2003.
The tank railcar market is a more difficult market to enter compared to other railcar types. The manufacturing of tank railcars is highly regulated and their production requires a specially trained workforce and dedicated manufacturing facilities. As a result, competition in the tank railcar market is concentrated. Production of tank railcars is also very labor intensive compared to production of other railcars. Due to domestic supply constraints, tank railcar manufacturers have experienced difficulties in obtaining normalized steel plate, which is an essential specialty material used in the production of many types of tank railcars.

Industry

The following chart shows historical tank railcar deliveries in 2003 and 2004 and projected tank railcar deliveries through 2010.
Historical and Projected Tank Railcar Deliveries

Source:	Railway Supply Institute; Global Insight.

Business
OVERVIEW
We are a leading North American manufacturer of covered hopper and tank railcars. We also repair and refurbish railcars, provide fleet management services and design and manufacture certain railcar and industrial components used in the production of our railcars as well as railcars and non-railcar industrial products produced by others. We provide our railcar customers with integrated solutions through a comprehensive set of high quality products and related services.
For the years ended December 31, 2003 and 2004, we generated total revenues of $218.0 million and $355.1 million and net income of $1.3 million and $2.3 million, respectively. For the six months ended June 30, 2004 and 2005, we generated revenues of $159.0 million and $291.6 million and net income of $2.2 million and $9.0 million, respectively. As of June 30, 2005, our total railcar backlog was 7,084 railcars, compared to a total railcar backlog of 3,182 railcars as of June 30, 2004. This amount excludes the 9,000 to 12,000 railcars that CIT has agreed to purchase from us during the 2006 to 2008 period, subject to conditions, under an agreement we entered into with CIT on July 29, 2005. See “Prospectus summary— Recent developments” and “—Backlog.”
Our primary customers include companies that purchase railcars for lease by third parties, or leasing companies, industrial companies that use railcars for freight transport, or shippers, and Class I railroads. Over the past five years, our largest leasing company customers included ACF Industries LLC, ARL, CIT, GATX Rail Corporation, GE Capital Corporation, The Greenbrier Companies and Union Tank Car Company and our largest shipper customers included Dow Chemical Company, Engelhard Corporation, Exxon Mobil Corporation, Lyondell Chemical Company and Solvay America, Inc. Our major railroad customers over the past five years included TTX and Union Pacific. In servicing this customer base, we believe our integrated railcar repair and refurbishment and fleet management services and our railcar components manufacturing business help us further penetrate the general railcar manufacturing market. These products and services provide us with significant cross-selling opportunities and insights into our customers’ railcar needs that we use to improve our products and services and enhance our reputation for high quality. Although we build, service and manage railcars through an integrated, complementary set of products and services, we have chosen not to offer railcar leasing service so that we do not compete with our leasing company customers, which represent a significant portion of our revenues.
OUR HISTORY
Since our formation in 1988, we have grown our business from being a small provider of railcar components and maintenance services to one of North America’s leading integrated providers of railcars, railcar components, railcar maintenance services and fleet management services. In October 1994 we acquired railcar components manufacturing and railcar maintenance assets from ACF Industries, Incorporated (now known as ACF Industries, LLC), or ACF, a company controlled by Carl C. Icahn, our principal beneficial stockholder and the chairman of our board of directors. Through this acquisition, we also hired members of ACF’s management, many of whom, including our president, remain a significant part of our current management team. These executives brought with them established relationships with important customers and suppliers and extensive industry knowledge, as ACF and its predecessor companies have roots in the railcar manufacturing industry that trace back to 1873. Led by this management team, we entered the railcar manufacturing business through the construction of new manufacturing facilities.
In August 1995 we produced our first railcar at our Paragould, Arkansas manufacturing facility. We primarily manufacture covered hopper railcars at our Paragould facility, but we have the ability to

Business

manufacture many other types of railcars at this facility. The Paragould facility initially had two railcar manufacturing lines. We added to this facility painting and lining capabilities in 1999 and a third manufacturing line in December 2004. We are currently constructing additional painting and lining capabilities at our Paragould facility to increase efficiency, which we expect to open at the end of 2005. Our Paragould facility also features component manufacturing capabilities. We have manufactured 19,348 railcars at our Paragould facility, mostly covered hopper railcars, through June 30, 2005. We can manufacture up to 30 railcars a working day at this facility.
In January 2000 we produced our first railcar at our Marmaduke, Arkansas manufacturing facility. We manufacture tank railcars at this facility. The design of this facility enables us to manufacture many different types of tank railcars at the same time. We have manufactured 5,845 tank railcars at our Marmaduke facility through June 30, 2005. We can manufacture up to 10 railcars a working day at this facility.
Since 1994 we have significantly expanded our components manufacturing and railcar services operations. Our operations now include three railcar assembly, sub-assembly and fabrication facilities, three railcar and industrial component manufacturing facilities, six railcar repair plants and four mobile repair units. Our services business has grown to include online access by customers, remote fleet management, expanded painting, lining and cleaning offerings, regulatory consulting and engineering support. Additionally, members of our management team helped found and develop, and continue to operate, a joint venture, Ohio Castings Company, LLC, which we refer to as Ohio Castings, in which we own a one-third interest and that manufactures and sells sideframes, bolsters, couplers and yokes for distribution to third parties and to us. We believe that our involvement in this joint venture helps us maintain our levels of production at competitive prices, despite industry-wide shortages of these potentially capacity constraining components. See “—Certain relationships and related party transactions.”
OUR BUSINESS STRENGTHS AND COMPETITIVE ADVANTAGES
We believe that the following key business strengths and competitive advantages will contribute to our growth:
Leading North American railcar manufacturer with focus on the covered hopper and tank railcar markets
We are a leading North American manufacturer of covered hopper and tank railcars. Over the last three years we believe we have produced an estimated 33% of the covered hopper railcars and an estimated 16% of the tank railcars delivered in North America. Based on a report by the Association of American Railroads, these represent the two largest segments of the North American railcar industry, with covered hopper railcars representing approximately 30% and tank railcars representing approximately 19% of the total North American railcar fleet based on the number of railcars in service. We believe our railcars are differentiated by their superior quality, innovation and reliability.
Modern non-union, low cost railcar manufacturing facilities in strategic locations
Unlike many of our competitors, we manufacture all of our railcars in modern facilities built in the last ten years. We believe our Paragould and Marmaduke, Arkansas railcar production facilities to be the newest covered hopper and tank railcar production plants in North America. We designed these facilities to provide manufacturing flexibility and allow for the production of a variety of railcar sizes and types. We strategically located these facilities in close proximity to our main customers and suppliers. This reduces freight time and costs for the components we purchase and the time for delivery of completed railcars. Over the past several years, we have increased our production capacity

Business

and efficiency and reduced our fixed costs per railcar through a number of targeted operational improvements, such as design changes that reduce the amount of raw materials necessary for production of railcars. Currently none of our over 1,100 employees at our Paragould and Marmaduke facilities are represented by a union. We emphasize flexibility in our employees’ training and, consequently, our employees frequently move both between locations on production lines and among our different manufacturing facilities.
Preferred access to components through in-house production, a joint venture and strategic sourcing arrangements
We produce many of the components necessary to our railcar manufacturing business ourselves and we own a one-third interest in, and our management team operates, our Ohio Castings joint venture from which we obtain certain other components. We believe our in-house production capabilities and our involvement in this joint venture help us maintain access to components at competitive prices, despite industry-wide shortages of these potentially capacity constraining components. We also have developed and actively maintain strategic sourcing arrangements and strong relationships with our suppliers. These arrangements and relationships help ensure our continued access to critical components and raw materials we use to produce railcars, including steel, wheels and heavy castings. We also have recently entered into an agreement to diversify our supply of steel. We believe our attention to strengthening our supply chain helps us maintain operational continuity and high production levels.
Integrated railcar repair and refurbishment and fleet management services complement railcar manufacturing
We provide a wide array of complementary products and services to the railcar industry. Unlike some other railcar manufacturers, we also repair, maintain and provide fleet management services for existing railcars, including railcars built by others, and manufacture railcar components for third parties and us. We believe this diverse product and service offering provides us with a competitive advantage relative to other railcar manufacturers, primarily in the form of cross-selling opportunities with respect to our repair and fleet management services. For example, customers of our repair business that have experienced problems with our competitors’ railcars have transferred railcar orders to us after our repair workers were able to identify the benefits of our railcars compared to our competitors’. We also believe that our ability to address the needs of our customers throughout the lifecycle of a railcar enhances our customer relationships and provides us with additional growth opportunities and unique insights into industry trends. As of June 30, 2005, we have approximately 57,000 railcars under management.
Strong relationships with a long-term and diverse customer base
We believe that our customers value our products and services. Many of our major customers have been doing business with us for a number of years, including CIT, Dow Chemical Company, GE Capital Corporation and Solvay America, Inc. Many of our customers have demonstrated a willingness to purchase several different types of our products and services over time. For example, GE Capital Corporation purchases pressure and non-pressure tank railcars, covered hopper railcars and fleet management services from us and The CIT Group, Inc. purchases our tank railcars as well as cement, grain, sugar and plastic pellet covered hopper railcars. We believe we deliver high quality products and services to our customers with low operating and maintenance costs, while maintaining what we believe are low levels of warranty claims.

Business

Strong management team with long-standing industry experience
We have an experienced senior operations management team that has an average of over 25 years of experience in the railcar and related manufacturing industries. Our senior operations management team, including our president, James J. Unger, has have been with us since we began manufacturing railcars. This team conceived and built our Paragould and Marmaduke railcar manufacturing facilities and has been responsible for growing our revenues from $84.7 million in 1994 to $355.1 million in 2004. We believe our management successfully managed our business during the most recent cyclical downturn in the railcar manufacturing industry while positioning us to capitalize on the current upturn in our industry. Members of our management, in particular our president, Mr. Unger, have risen to leadership roles on a number of prominent industry committees and associations, which provide us with insight into the railcar industry, trends and customer needs. We believe our active participation in industry committees and associations strengthens our relationships with our customers and suppliers and increases our profile and reputation in the North American railcar market.
OUR STRATEGY
The key elements of our business strategy are as follows:
Maintain and expand presence in covered hopper and tank railcar markets
We intend to maintain and expand our presence in the covered hopper and tank railcar markets by continuing to deliver high quality, and innovative products. We believe our excellent customer relationships have enabled us to identify market demands that we then target through our product development and marketing efforts. We intend to continue the close collaboration between our customers and our engineering, marketing, operations and management personnel to meet demand and, where appropriate, to selectively expand production capacity.
Continue to improve operating efficiencies
We intend to build on the success of our production initiatives at our Paragould and Marmaduke railcar manufacturing facilities and plan to continue to identify opportunities to enhance operating efficiencies across these and our other manufacturing facilities. These opportunities include our continued streamlining of our manufacturing processes and our quality control initiatives. For example, we believe the additional painting and lining capabilities we are currently constructing at our Paragould facility will reduce costs and further increase our manufacturing efficiency and will speed delivery of our products to our customers. We also intend to continue the efforts of our design cost reduction team, formed in 2003, which has already significantly reduced our railcar production costs through standardization of components used in our railcars, design changes to reduce the amount of raw material required for our railcars and improved manufacturing techniques that reduce our labor requirements. These efforts should allow us to reduce our costs and maintain competitive prices.
Continue to grow railcar service and fleet management businesses and increase sales of railcar and industrial components
As the existing North American railcar fleet continues to age, we anticipate increased demand for maintenance and repair services and railcar components used in the maintenance and repair of railcars. Additionally, we expect growing demand for our fleet management services as ownership of railcars continues to shift away from the railroads and toward the shippers and leasing companies, which often outsource their fleet management activities to third-party service providers such as us. We intend to capitalize on these trends and we believe we are well positioned to provide increased services through our strategically located network of railcar repair and service facilities.

Business

Leverage manufacturing expertise to selectively expand product portfolio
We may seek to expand our product portfolio to other selected types of railcars. Our management designed and constructed our Paragould manufacturing facility to be able to produce most railcar types, and we believe our adaptive production lines and flexible employees are able to shift production among various railcar types with minimal interruption to our operations. For example, we have in the past produced centerbeam platform railcars and may in the future produce other types of railcars, including various intermodal railcars, such as the innovative platform railcar. In addition, as the existing fleet of North American railcars is aging, expansion of our product portfolio into new railcar types will allow us to grow our business by capturing a portion of the natural replacement demand for existing railcar types. Our ability to produce other types of railcars positions us to respond to customer requests for production outside of our traditional markets and provides us additional manufacturing flexibility in the event the covered hopper or tank railcar markets weaken.
Selectively pursue strategic external growth opportunities
By significantly reducing our debt through this offering and with the establishment of a public market for our common stock, we believe we will have increased financial flexibility to supplement internal growth with select acquisitions and alliances. We also believe our in-house fabrication of railcar components and our Ohio Castings joint venture provide us with competitive advantages and we intend to enhance these advantages by selectively acquiring or establishing strategic relationships with railcar components manufacturers and suppliers of critical raw materials. Successful acquisitions of or collaborations with these manufacturers and suppliers should help mitigate the risk of supply shortages of key components and raw materials we need for our business. We may also seek to expand our railcar components business into international markets on an opportunistic basis.
OUR PRODUCTS AND SERVICES
We design and manufacture special, customized and general purpose railcars and a wide range of components primarily for the North American railcar and industrial markets. We also support the railcar industry through a variety of integrated railcar services, including repair, maintenance, consulting, engineering and fleet management services.
Railcar manufacturing
We manufacture two primary types of railcars, covered hopper railcars and tank railcars. Our revenues attributable to our railcar manufacturing operations were approximately $108.3 million, $154.7 million and $265.8 million in 2002, 2003 and 2004, respectively, and were approximately $235.2 million for the six months ended June 30, 2005. These revenues represented 64%, 71% and 75% of our total revenues in 2002, 2003 and 2004, respectively, and represented 81% of our total revenues for the six months ended June 30, 2005.
Covered hopper railcars
We believe we are a leading manufacturer of covered hopper railcars in North America. We manufacture both general service and specialty covered hopper railcars. Our general service covered hopper railcars have capacities ranging from 3,200 to 6,500 cubic feet and primarily carry plastic pellets, cement, grain and other food products, soda ash and other dry granular products. Our specialty covered hopper railcars, which include our Pressureaide covered hopper railcar, have capacities ranging from 3,300 to 5,750 cubic feet and use air pressure to assist unloading. Our specialty covered hopper railcars primarily carry flour, clays, food and industrial grade corn starches. Revenues attributable to sales of our covered hopper railcars were approximately $61.9 million,

Business

$82.1 million and $79.4 million in 2002, 2003 and 2004, respectively, and were approximately $166.6 million for the six months ended June 30, 2005. These revenues represented 37%, 38% and 24% of our total revenues in 2002, 2003 and 2004, respectively, and represented 57% of our total revenues for the six months ended June 30, 2005. We sold 868, 1,118 and 1,441 covered hopper railcars in 2002, 2003 and 2004, respectively, and 1,608 covered hopper railcars in the six months ended June 30, 2005.
All of our covered hopper railcars may be equipped with varying combinations of hatches, discharge outlets and protective coatings to provide our customers with a railcar designed to perform in precise operating environments. The flexible nature of our covered hopper railcar design allows it to be quickly modified to suit changing customer needs. This flexibility can continue to provide value after the initial purchase because our railcars may be converted for reassignment to other services or customers. We provide a range of coatings to protect the railcar and the shipper’s product against corrosion and product contamination. We build carbon steel and stainless steel covered hopper railcars.

•	Center Flow Railcars. Our Center Flow line of covered hopper railcars are specifically designed for shipping a variety of dry bulk products, from light density products, such as plastics, to high density products, such as cement. Our Center Flow covered hopper railcar has a three curve cross section. Depending upon the equipment on the railcars, they can operate in either a gravity or vacuum pneumatic unloading environment. Since its introduction, we have improved our Center Flow railcars to provide protection for a wide range of dry bulk products and to enhance the associated loading, unloading and cleaning processes. Examples of these improvements include new and better design of the shape of the railcars, joint designs, outlet mounting frames and loading hatches and discharge outlets, which enhance the cargo loading and unloading processes.
We have several versions of our Center Flow railcar that target specific customers and specific loads, including:

•	Plastic Pellet Railcars. These railcars are designed to transport, load and unload plastic pellets under precise specifications to preserve the purity of the load. Slight imperfections in the railcars transporting such goods or in the components that load and unload them can ruin an entire load. If plastic pellets within a load become tainted, the imperfection will likely persist during the conversion of the plastic pellets into end-products. An example of such cargo would be food grade plastic pellets used in the production of milk bottles and other food containers.

•	Cement Railcars. Cement loads are heavier than many other loads of comparable volume, and therefore cement railcars are smaller in size to compensate for the weight. As a consequence, we can build more cement covered hopper railcars per day than we can any other railcar we manufacture. Our cement railcars typically have capacities of 3,250 cubic feet and are built with two lading compartments, compared to, for example, our plastic pellet railcars, which typically have capacities of up to 6,500 cubic feet and are built with four lading compartments.

•	Pressureaide Railcars. Our Pressureaide railcar is targeted towards the bulk powder markets. Pressureaide railcars typically handle products such as clays, industrial and food grade starches and flours. We build our Pressureaide railcars in capacities ranging from 3,300 cubic feet to as large as 5,750 cubic feet. They operate with internal pressures up to 14.5 pounds per square inch, which expedites unloading, and are equipped with several safety devices, such as pressure relief valves, a rupture disc and a vacuum relief valve.
Tank railcars
We manufacture non-pressure and high pressure tank railcars. Our non-pressure tank railcars have capacities ranging from 14,000 to 30,000 gallons and are flexibly designed to enable the handling of a

Business

variety of commodities including petroleum products, ethanol, asphalt, vegetable oil, corn syrup and other food products. Our high pressure tank railcars have capacities ranging from 13,500 to 33,600 gallons and transport products that require a pressurized state due to their liquid, semi-gaseous or gaseous nature, including chlorine, anhydrous ammonia, liquid propane and butane. Most of our pressure tank railcars feature a thicker pressure retaining inner shell that is separated from a jacketed outer shell by layers of insulation, thermal protection or both. Our pressure tank railcars are made from specific grades of normalized steel that are selected for toughness and ease of welding. Most of our tank railcars feature a sloped bottom tank that improves the flow rate of the shipped product and provides improved drainage. Many of our tank railcars feature coils that are steam-heated to decrease cargo viscosity, which improves the transported product’s flow rate and speeds unloading. We can alter the design of our tank railcars to address specific customer requirements. Revenues attributable to sales of our tank railcars were approximately $46.2 million, $72.2 million and $111.3 million in 2002, 2003 and 2004, respectively, and were $68.4 million for the six months ended June 30, 2005. These revenues represented 27%, 33% and 31% of our total revenues in 2002, 2003 and 2004, respectively, and represented 23% of our total revenues for the six months ended June 30, 2005. We sold 713, 1,209 and 1,637 tank railcars in 2002, 2003 and 2004, respectively, and 908 tank railcars in the six months ended June 30, 2005.
Component manufacturing
We believe we are an industry leader in the design and manufacture of custom and standard railcar components. We manufacture over 300 different components for the North American railcar industry. Our products include hitches for the intermodal market, tank railcar components and valves, discharge outlets for covered hopper railcars, manway covers and valve body castings, and outlet components and running boards for industrial and railroad customers. We manufacture a variety of outlet types for our covered hopper railcars that we also sell to other railcar manufacturers. We use these components in our own railcar manufacturing and also sell them to third parties, including our competitors. Sales of our railcar components to third parties were approximately $9.2 million, $9.8 million and $15.0 million in 2002, 2003 and 2004, respectively, and were approximately $14.5 million for the six months ended June 30, 2005. Revenues attributable to these sales represented 5%, 4% and 4% of our total revenues in 2002, 2003 and 2004, respectively, and represented 5% of our total revenues for the six months ended June 30, 2005.
Our other industrial products consist primarily of aluminum and special alloy steel castings that we sell primarily to industrial customers. These products include castings for the trucking, construction, mining and oil and gas exploration markets, as well as finished, machined aluminum castings, other custom machined products and commercial mixing bowls. Sales of our industrial components were approximately $21.1 million, $23.7 million and $35.6 million in 2002, 2003 and 2004, respectively and were approximately $20.2 million for the six months ended June 30, 2005. Revenues attributable to these sales represented 13%, 11% and 10% of our total revenues in 2002, 2003 and 2004, respectively, and represented 7% of our total revenues for the six months ended June 30, 2005.
Railcar services
Our primary railcar services are railcar repair and refurbishment and railcar fleet management services. Our primary customers for these services are leasing companies and shippers. We can service the entire railcar fleets of our customers, including railcars manufactured by other companies. We offer our railcar services in both bundled and unbundled arrangements. Some of our customers use both our railcar repair and refurbishment business and our fleet management services. We often provide these preferred customers with expedited repair services to strengthen our overall customer relationships. Our railcar services provide us insights into our customers’ railcar needs that we can use to improve

Business

our products. These services create new customer relationships and enhance relationships with our existing customers. Our revenues from our railcar services operations were approximately $30.4 million, $28.0 million and $38.6 million in 2002, 2003 and 2004, respectively, and were approximately $21.7 million for the six months ended June 30, 2005. These revenues represented 18%, 13% and 11% of our total revenues in 2002, 2003 and 2004, respectively, and represented 7% of our total revenues for the six months ended June 30, 2005.
Railcar repair and refurbishment
Our railcar repair and refurbishment services include light and heavy railcar repairs, exterior painting, interior lining application and cleaning, tank and safety valve testing, railcar inspections, wheel replacement and conversion or reassignment of railcars from one purpose to another. We support our railcar repair and refurbishment services customers through a combination of full service repair shops, mobile repair units and mini-shop locations. Our repair shops, like our manufacturing facilities, are strategically located near major rail lines used by our customers and suppliers and close to some of the major industries we serve. Revenues attributable to our railcar repair and refurbishment service operations were approximately $26.2 million, $23.2 million and $32.0 million in 2002, 2003 and 2004, respectively, and were approximately $17.5 million for the six months ended June 30, 2005. These revenues represented 16%, 11% and 9% of our total revenues in 2002, 2003 and 2004, respectively, and represented 6% of our total revenues for the six months ended June 30, 2005.
Railcar fleet management
As of June 30, 2005, we manage approximately 57,000 railcars for various customers, including approximately 22,000 for ARL, a leasing company controlled by affiliates of Carl C. Icahn. Revenues attributable to our fleet management services were approximately $4.1 million, $4.8 million and $5.5 million in 2002, 2003 and 2004, respectively, and were approximately $4.2 million for the six months ended June 30, 2005. These revenues represented 2% of our total revenues in each of 2002, 2003 and 2004, respectively, and represented 1% of our total revenues for the six months ended June 30, 2005. Some of the principal features of our railcar fleet management services business include:

•	Mileage accounting. Some customers elect to receive mileage payments to offset freight charges. Mileage is paid for loaded miles moved and calculated based on published rates. We collect and audit the railroads’ mileage calculations to ensure our customers receive the funds they are due.

•	Rolling stock taxes. States and localities impose taxes on railcars calculated based upon mileage reporting. We file the required tax forms with the state and local taxing authorities. We audit the tax invoices received to determine whether the assessments are accurate.

•	Regulatory compliance. Our regulatory compliance support services help customers maintain their railcar fleets in compliance with applicable regulations. As regulations change, we help our customers manage the associated requirements and costs. We analyze new fleets for which we provide fleet management services to identify areas of noncompliance with applicable U.S. rail regulations and determine corrective actions.

•	Engineering services. Our engineering support services help customers manage their regulatory compliance and documentation. We provide procedures and consultation for railcar repairs to address integrity and compliance.

•	Field engineering services. We provide on-site evaluation and implementation of significant engineering design changes for our customers.

Business

•	Online service access. Our web-based systems allow our customers to view information on their railcar fleet online. The data we maintain includes mechanical and regulatory information, historical costs and repair detail and the status of repairs.

•	Maintenance planning. We forecast our customers’ railcar maintenance needs and suggest schedules for repair service and refurbishment. This helps to ensure better fleet utilization and more effective maintenance cycles.
MANUFACTURING
Our principal railcar manufacturing facilities are located in Paragould and Marmaduke, Arkansas. We built these facilities in 1995 and 1999, respectively on previously undeveloped sites. These facilities employ non-unionized work forces and are strategically located in close proximity to our major customers and suppliers, which decreases our freight costs and railcar delivery times. These facilities provide us the flexibility to produce a variety of railcars and enable us to quickly shift production from one railcar type to another railcar type. Through June 30, 2005 we have manufactured 19,348 railcars at our Paragould facility and 5,845 railcars at our Marmaduke facility.
We manufacture all of our covered hopper railcars at our Paragould facility. We successfully launched a third manufacturing line at Paragould in December 2004. Based on our current backlog, we plan to produce an average of approximately 24 railcars a working day at this facility. We manufacture all of our tank railcars at our Marmaduke, Arkansas facility. Based on our current backlog, we plan to produce an average of approximately 7.5 railcars a working day at this facility. Our actual daily production at both of these facilities will depend on the mix of railcar types being manufactured and the availability of raw materials and components. In 2004, we manufactured 2,747 railcars at our Paragould facility and 1,637 railcars at our Marmaduke facility. We also have the manufacturing ability and technical know-how to produce other types of railcars. For example, in the past we have manufactured centerbeam platform railcars used to transport building products.
We believe that we increase product quality throughout each railcar manufacturing facility by employing uniform, quality tools and equipment. Our production lines are able to produce a variety of railcars to satisfy changing customer preferences and our tooling and plant layouts were constructed to enable quick changeover. We currently can manufacture up to three different types of railcars simultaneously at our Paragould facilities and many different types of tank railcars simultaneously at our Marmaduke facility. We believe our quality products and modern manufacturing processes contribute to our low incidence of warranty claims. Our warranty claims for railcars produced at our Paragould and Marmaduke facilities were approximately $0.3 million, $0.4 million and $0.1 million in 2002, 2003 and 2004, respectively, and were approximately $0.5 million for the six months ended June 30, 2005.
We designed our Paragould and Marmaduke facilities to provide manufacturing flexibility and allow for the production of a variety of railcar sizes and types. Examples of our production flexibility include:

•	our ability to manufacture several types of railcars at our Paragould facility; for example, the Paragould facility recently finished an order of centerbeam platform railcars, and quickly converted to covered hopper railcar production upon completion of that order;

•	our two parallel, vertically-tiered manufacturing tracks at Paragould allow workers on these two tracks to share tools and equipment and allow multiple components of the same railcar to be produced simultaneously;

Business

•	our welding machines, which are purposefully smaller than many other industrial welding machines, allow our welders greater freedom of movement, which, in turn, we believe increases production speed;

•	our automated painting lance helps ensure proper interior coating in a single application and we believe is faster and produces greater consistency than manual coating;

•	our grit-blasting is conducted by automated, oscillating machinery, which we believe is superior to and more efficient than alternative techniques, including static manual blasting;

•	our ability to rotate railcars 360 degrees eases and speeds specific steps in the production line, such as complicated welding steps that would otherwise need to be performed from difficult and possibly dangerous angles;

•	our horizontal manufacturing lines at our Marmaduke facility allow individual tank railcars to be taken in and out of the production line for additional attention, without the need to stop the plant’s entire production process;

•	our proprietary outer-jacket coiling process allows us to insulate our tank railcars at our facility;

•	our force curing technique helps eliminate impurities, smell and residue remaining in railcars following the painting and lining steps, which we use primarily for railcars designed to transport food products;

•	our tracked loading and unloading points decrease the indirect labor required to move raw materials and components into our facilities and finished products out of our facilities; and

•	our integrated painting, railcar truck assembly and fabrication shops eliminate downtime in our production process.
In addition, we believe our management and operation of these facilities help reduce our operating costs, some examples of which include:

•	our decentralized management, including a salaried-to-hourly employee ratio of one to 14;

•	our proactive safety program, which features weekly meetings of safety sub-committees on which our hourly and salaried employees participate and voluntarily establish safety rules that frequently exceed regulatory and industry minimum requirements; our safety program has helped contribute to low incidences of accidents requiring lost production time at our facilities;

•	our flexible workforce allows our employees to frequently move both between locations on production lines, such as welding and small components fabricating positions, and among our different manufacturing facilities.
CUSTOMERS
We have strong long-term relationships with many large purchasers of railcars. Long-term customers are particularly important in the railcar industry given the limited number of buyers and sellers of railcars, and railcar manufacturers’ desire constantly to maintain adequate backlog and manufacture at full capacity.
Our railcar customer base consists mostly of U.S. shippers, leasing companies and railroads. Over the past five years, our largest leasing company customers included ACF Industries LLC, The CIT Group, Inc., GATX Rail Corporation, GE Capital Corporation, The Greenbrier Companies and Union Tank Car Company and our largest shipper customers included Solvay America, Inc., Dow Chemical Company, Engelhard Corporation, Exxon Mobil Corporation and Lyondell Chemical Company. Our major railroad customers over the past five years included TTX and Union Pacific. Over the last five

Business

years, our largest customers of railcar repair and refurbishment services included ACF and ARL, affiliates of Carl C. Icahn, and The CIT Group, Inc., Lyondell Chemical Company and PPG Industries, Inc. Over the last five years, our largest fleet management services customers included ACF, ARL and PLM Transportation. Over the last five years, our largest customers for railcar components included ACF, GE Capital Railcar, Olin Corporation, Trinity Industries, Inc. and TTX Company. Over the last five years, our largest customers for industrial parts included ABB Vetco Gray, Dresser Industries, Inc., KF Industries, Inc., McKissick Products and Steam Flo Industries, Ltd.
In 2004, The CIT Group, Inc. accounted for approximately 16% of our revenues, The Greenbrier Companies accounted for approximately 20% of our revenues and ACF and ARL collectively accounted for approximately 24% of our revenues. In 2004, sales to our top ten customers accounted for approximately 82% of our revenues. Sales to The Greenbrier Companies, another railcar manufacturer, were under a contract for centerbeam platform railcars that is now complete. We do not anticipate significant sales to The Greenbrier Companies in the future. ARL and ACF are affiliates of Carl C. Icahn, our principal beneficial stockholder and the chairman of our board of directors.
While we maintain strong relationships with our customers, many customers do not purchase railcars from us every year because railcar fleets are not necessarily replenished or augmented every year. The size and frequency of railcar orders often results in a small number of customers representing a significant portion of our sales in a given year. See “Risk factors— Risks related to our business— We depend upon a small number of customers that represent a large percentage of our revenues— The loss of any single customer, or a reduction in sales to any such customer, could have a material adverse effect on our business, financial condition and results of operations.”
SALES AND MARKETING
We sell and market our products in North America through our sales and marketing staff, including sales representatives who sell directly to customers, catalogs through which our customers have access to our railcar components, and our web site, through which customers can order specialty components. We have seven employees devoted to sales and marketing efforts for our railcar manufacturing, components manufacturing and fleet management services who operate from our corporate headquarters in St. Charles, Missouri and, for our railcar repair business, from a service office located in Houston, Texas. In addition, lease agents of ARL and ACF, affiliates of Carl C. Icahn, in connection with their own leasing sales activities have, from time to time, referred their customers and contacts to us that prefer to purchase, rather than lease, railcars. At this time, there is no formal arrangement with, or compensation of, ARL, ACF or their lease agents for any referrals that result in sales of railcars.
The sales process for our products and services is often multi-level, involving a team comprised of individuals from sales, marketing, engineering, operations and senior management. Each significant customer is assigned a team that engages the customer at different organizational levels to provide planning and product customization and to assure open communications and support. Our marketing activities also include participation in trade shows, publication of articles in trade journals, participation in industry forums and distribution of sales literature.
There is significant overlap between our railcar manufacturing, railcar components and fleet services customers. Our presence in each market increases our opportunities to gain market share in each of the other markets. Our access to competitors’ railcars through our components and railcar repair and maintenance businesses further increases our opportunities to identify and address customer needs.

Business

PRODUCT DEVELOPMENT
Our engineering, marketing, operations and management personnel have developed collaborative relationships with many of their customer counterparts and have used these relationships to identify market demands and target our product development to meet those demands. Our product development costs are reflected in our general, selling and administrative expenses. From time to time, we hire additional engineers or contract projects to outside firms to work on specific product development projects. Our current product development efforts focus on the development of railcars equipped with outlets specifically designed to target certain industries, including a through sill general service covered hopper railcar designed for the sugar industry and the grain and cement markets. We also have developed a bulkheadless covered hopper railcar to address the needs of customers that are more focused on loading, rather than unloading, efficiency. We have built prototypes of some of these railcars, which are currently being field tested by target customers. With input from our customers, we continually monitor product performance following delivery. Observation of our products and our competitors’ products at various stages of a railcar’s lifecycle and feedback from our repair shops, has led to product innovations, including proprietary bulkhead reinforcements and changes to our basic design platform. We cannot guarantee that we will be able to develop new products effectively, to enhance our existing products, or to respond effectively to technological changes or new industry standards or developments on a timely basis if at all.
BACKLOG
Our total backlog as of June 30, 2004 was $203.1 million and as of June 30, 2005 was $505.4 million. This amount excludes the 9,000 to 12,000 railcars CIT has agreed to purchase from us under an agreement we entered into with CIT on July 29, 2005. See “Recent Developments.” We estimate that approximately 45% of our June 30, 2005 backlog will be converted to revenues in the year ended December 31, 2005. Although we believe these orders to be firm, customer orders may be subject to cancellation, customer requests for delays in railcar delivery, inspection rights and other customary industry terms and conditions.
Our backlog consists of orders for railcars. We define backlog as the number and sales value of railcars that our customers have committed in writing to purchase from us that have not been recognized as revenues. Although we generally have one to three year contracts with most of our fleet management customers, neither orders for our railcar repair and refurbishment services business nor our fleet management business are included in our backlog because we generally deliver our services in the same period in which orders are received. Similarly, orders for our component manufacturing business are not included in our backlog because we generally deliver components to our customers in the same period in which orders for the components are received.
Due to the large size of railcar orders and variations in the number and mix of railcars ordered in any given period, the size of our reported backlog at the end of any such period may fluctuate significantly. See “Risk factors— Risks related to our business— The variable purchase patterns of our railcar customers and the timing of completion, delivery and acceptance of customer orders may cause our revenues and income from operations to vary substantially each quarter, which could result in significant fluctuations in our quarterly results.”

Business

The following table shows our reported railcar backlog, and estimated future revenue value attributable to such backlog, at the end of the periods shown:

	Year ended December 31,			Six months ended June 30,

	2002	2003	2004	2004	2005

Railcar backlog at start of period	317	412	2,287	2,287	7,747
New railcars delivered	(1,766)	(2,557)	(4,384)	(2,090)	(3,345)
New railcar orders	1,861	4,432	9,844	2,985	2,682
Railcar backlog at end of period	412	2,287	7,747	3,182	7,084
Estimated railcar backlog value at end of period (in thousands)(1)	$26,906	$129,850	$507,333	$203,116	$505,385

(1)	Estimated backlog value reflects the total revenues expected to be attributable to the backlog reported at the end of the particular period as if such backlog were converted to actual revenues. Estimated backlog does not reflect potential price increases and decreases under certain customer contracts that provide for variable pricing based on changes in the cost of certain raw materials and railcar components or the cancellation or delay of railcar orders that may occur.
Historically, we have experienced little variation between the number of railcars ordered and the number of railcars actually delivered, however, our backlog is not necessarily indicative of our future results of operations. As orders may be canceled or delivery dates extended, we cannot guarantee that our reported railcar backlog will convert to revenue in any particular period, if at all, nor can we guarantee that the actual revenue from these contracts will equal our reported backlog estimates or that our future revenue efforts will be successful. See “Risk factors— Risks related to our business— The level of our reported railcar backlog may not necessarily indicate what our future revenues will be and our actual revenues may fall short of the estimated revenue value attributed to our railcar backlog.”
SUPPLIERS AND MATERIALS
We employ a just-in-time supply strategy for our manufacturing. We believe this strategy improves working capital efficiency, reduces operating costs and improves our flexibility to adjust rapidly to production capacity. Our business depends on the adequate supply of numerous railcar components, such as railcar wheels, brakes, sideframes, axles, bearings, yokes, tank railcar heads, bolsters and other heavy castings, and raw materials, such as steel and normalized steel plate, used in the production of railcars. Over the last few years many components and raw materials suppliers have been acquired or ceased operations, which has caused the number of alternative suppliers of railcar components and raw materials to decline. The combination of industry consolidation and high demand has caused recent industry-wide shortages of many critical components and raw materials as reliable suppliers are frequently at or near production capacity. In some cases, such as those described below, as few as one significant supplier produces the type of component or raw material we use in our railcars. See “Risk factors— Risks related to our business— Fluctuations in the supply of components and raw materials we use in manufacturing railcars could cause production delays or reductions in the number of railcars we manufacture, which could materially adversely affect our business and results of operations.”
The cost of raw materials and railcar components represents approximately 80% to 85% of the direct manufacturing costs of most of our railcar product lines. Prices for steel, the primary component in railcars and railcar components, rose sharply in 2004 as a result of strong demand, limited availability of scrap metal for steel processing, reduced capacity and import trade barriers. As of June 30, 2005, most of our railcar manufacturing contracts contain price variability provisions that track fluctuations in the prices of certain raw materials and railcar components, including steel, so that increases in our

Business

manufacturing costs caused by increases in the prices of these raw materials and components are passed directly on to our customers. Conversely, if the price of those materials or components decreases, a discount is applied to reflect the decrease in cost. In our component manufacturing business, we add a surcharge to every product to account for increases in steel costs. Though we do not have similar contractual protections in connection with the aluminum we use in our manufacturing processes, we believe the risks are much less significant primarily due to the overall lower amounts of aluminum we use in our manufacturing, the relative price of aluminum to steel and the historical range of aluminum prices.
Our customers often specify particular railcar components and the suppliers of such components. We continually monitor inventory levels to ensure adequate support of production. We periodically make advance purchases to avoid possible shortages of material due to capacity limitations of railcar component suppliers and possible price increases. We do not typically enter into binding long-term contracts with suppliers because we rely on established relationships with major suppliers to ensure the availability of raw materials and specialty items.
In 2004, no single supplier accounted for more than 12% of our total purchases and our top ten suppliers accounted for 47% of our total purchases. See “Risk factors— Risks related to our business— Increases in the cost of the raw materials that we use to manufacture railcars, particularly steel, or delivery delays of these raw materials may materially adversely affect our business, financial condition and results of operations.”
Steel. We use both regular and normalized steel plate to manufacture railcars. Currently, there is only one domestic supplier of the form and size of normalized steel plate that we need for our manufacturing operations, and that supplier is our only source of this product. We believe we can acquire regular steel from other suppliers. Normalized steel plate is a special form of heat treated steel that is stronger and can withstand puncture better than regular steel. Normalized steel plate is required by Federal regulations to be used in tank railcars carrying certain types of hazardous cargo, including liquefied petroleum gas. We use normalized steel plate in the production of many of our tank railcars.
In June 2005, we entered into an agreement with another supplier that is constructing a facility to manufacture normalized steel plate, including normalized steel plate of the form and size we need for our manufacturing operations to supply us with a portion of our normalized steel plate requirements. We believe construction of this normalized steel production facility is scheduled for completion by early 2006. Although our arrangements with this supplier will not satisfy all of our normalized steel requirements, we expect this facility will provide us an alternative source of normalized steel plate and decrease our reliance on the current sole supplier of this critical raw material.
We also have entered into a supply agreement with this supplier for the purchase of regular steel plate. Both agreements have a term of five years and may be terminated by either party at any time after two years, upon twelve months prior notice. Each agreement requires us to purchase the lesser of a fixed volume or 75% of our requirements for the steel plate covered by that agreement at prices that fluctuate with the market.
Tank heads and floor sheet reinforcements. ACF supplies us with tank railcar heads, head blocks, head pads, floor sheet reinforcements, wheel sets, mounting frames and sheared panels. ACF is our sole supplier of tank railcar heads and floor sheet reinforcements. See “Risk Factors— Risks related to our business— After this offering, companies affiliated with Carl C. Icahn will continue to be important suppliers and customers.”
Castings. Heavy castings we use in our railcar manufacturing primarily include bolsters, sideframes, couplers and yokes. These castings form part of the truck assemblies upon which railcars must be placed. The companies that supply the railcar industry with heavy castings are unable to meet current

Business

demands of all the railcar manufacturers and, as such, the production capacity of many railcar manufacturers is limited by the restricted availability of these components. In 2003, our management team helped found and develop, and continues to operate Ohio Castings, a joint venture, in which we own a one-third interest. The joint venture leased a foundry in Cicero, Illinois and acquired a foundry in Alliance, Ohio and produces sideframes, bolsters, couplers and yokes. We also have entered into supply agreements with an affiliate of one of our Ohio Castings joint venture partners to purchase up to 25% and 33%, respectively, of the car sets, consisting of sideframes and bolsters, produced at each of these foundries. Our purchase commitments under these supply agreements are dependent upon the number of car sets manufactured by these foundries, which are jointly controlled by us and the other two members of Ohio Castings. We believe that our involvement in this joint venture helps us maintain our levels of production at competitive prices, despite industry-wide shortages of these potentially capacity constraining components. See “Risk factors— Risks related to our business— Our relationships with our partners in our Ohio Castings Company, LLC joint venture may not be successful, which could materially adversely affect our business,” and “—Certain relationships and related party transactions.”
Wheels and brakes. There also have been supply constraints and shortages of wheels and brakes used in railcars. Currently, there are only two domestic suppliers of each of these components. For both wheels and brakes, we primarily rely on one supplier. We also obtain limited quantities of refurbished wheels from scrapped railcars. If necessary, we believe we can also obtain railcar wheels from a Chinese supplier at a significantly higher cost.
COMPETITION
The railcar manufacturing business is extremely competitive. We compete primarily with Trinity Industries and National Steel Car Limited in the covered hopper railcar market and with Trinity Industries and, to a lesser degree, Union Tank Car Company in the tank railcar market.
Some of our competitors have greater financial and technological resources than we do. They may increase their participation in the railcar markets in which we compete and other railcar manufacturers that currently do not manufacture covered hopper railcars or tank railcars may choose to compete directly with us. Railcar purchasers’ sensitivity to price and strong price competition within the industry have historically limited our ability to increase prices to obtain better margins on our railcars.
We face intense competition in our other markets as well. Our competition for the sale of railcar components includes our competitors in the railcar manufacturing market as well as a concentrated group of companies whose primary business focus is the production of one or more specialty components. In addition, new competitors, or alliances among existing competitors, may emerge and rapidly gain market share. We compete with numerous companies in our railcar services and fleet management businesses, ranging from companies with greater resources than we have to small, local companies. Our principal competitors in these businesses include Rescar and Millennium Rail.
In addition to price, competition in all our markets is based on quality, reputation, reliability of delivery, customer service and other factors. Any of these factors as well as technological innovation by any of our existing competitors, or new competitors entering any of the markets in which we do business, could put us at a competitive disadvantage. We may be unable to compete successfully or retain our market share in our established markets. Increased competition for the sales of our railcar products and services could result in price reductions, reduced margins and loss of market share, which could negatively affect our prospects, business, financial condition and results of operations.

Business

INTELLECTUAL PROPERTY
We rely on a combination of investments, copyrights and patents to protect our intellectual property. Due to the change that has historically characterized the railcar manufacturing industry, we believe that the improvement of existing technology and the development of new products may be more important than patent protection in establishing and maintaining a competitive advantage. Nevertheless, we have obtained patents and will continue to make efforts to obtain patents, when available, in connection with product developments and designs. We cannot guarantee that any patent obtained will provide protection or be of commercial benefit to us, or that its validity will not be challenged.
We have ten U.S. and two non-U.S. patents, two pending non-U.S. patent application, seven registered trademarks, and numerous unregistered copyrights and trade names. Our patents expire at various times from 2005 to 2021.
EMPLOYEES
As of June 30, 2005, we had 2,372 full and part-time employees in various locations throughout the United States and Canada, including 2,252 engaged in our manufacturing, railcar repair and railcar fleet management operations and 120 in various corporate support functions. At our Longview, Texas and North Kansas City, Missouri repair facilities, and at our Longview, Texas steel foundry and components manufacturing facility, 44, 50 and 290 employees, respectively, are covered by collective bargaining agreements. These agreements expire in January 2008, September 2007 and April 2008, respectively. We are also party to a collective bargaining agreement at our Milton, Pennsylvania repair facility, which is currently idle. Employees at our other locations are not covered by collective bargaining agreements. We believe that our relations with our employees are generally good.
REGULATION
The Federal Railroad Administration, or FRA, administers and enforces U.S. federal laws and regulations relating to railroad safety. These regulations govern equipment and safety compliance standards for railcars and other rail equipment used in interstate commerce. The Association of American Railroads, or AAR, promulgates a wide variety of rules and regulations governing safety and design of equipment, relationships among railroads with respect to railcars in interchange and other matters. The AAR also certifies railcar manufacturers and component manufacturers that provide equipment for use on railroads in the United States. New products must generally undergo AAR testing and approval processes. As a result of these regulations, we must maintain certifications with the AAR as a railcar manufacturer, and products that we sell must meet AAR and FRA standards. We must comply with the rules of the U.S. Department of Transportation, or DOT, and we are also subject to oversight by Transport Canada. To the extent that we expand our business internationally, we will increasingly be subject to the regulations of other non-U.S. jurisdictions.
Due to the health and safety risks posed by several types of hazardous cargo transported by pressure tank railcars, including liquefied petroleum gas, chlorine and anhydrous ammonia, pressure tank railcars are subject to regulations to which many other types of railcars are not subject. For example, in response to general safety and homeland security concerns, there are currently proposals pending by governmental and non-governmental railcar authorities that address, among other things, the impact resistance of the steel used in the manufacture of pressure tank railcars. These proposals may result in additional regulation concerning the required use of normalized steel, and the testing of its impact resistance, in pressure tank railcars. Prior to 1989, normalized steel was not typically used in the manufacture of pressure tank railcars and, according to AAR and DOT data, approximately 28,000 pressure tank railcars currently in the U.S. railcar fleet were not manufactured with normalized steel.

Business

Because normalized steel is used to form railcars’ shells, it is generally not feasible to retrofit railcars with normalized steel. We believe we are well positioned to take advantage of any increased demand for new pressure tank railcars that could result from regulations requiring the increased use of normalized steel in pressure tank railcars or the removal of any pre-1989 pressure tank railcars from the U.S. railcar fleet.
ENVIRONMENTAL MATTERS
We are subject to comprehensive federal, state, local and international environmental laws and regulations relating to the release or discharge of materials into the environment, the management, use, processing, handling, storage, transport or disposal of hazardous materials and wastes, or otherwise relating to the protection of human health and the environment. These laws and regulations expose us to liability for the environmental condition of our current or formerly owned or operated facilities and our own negligent acts, and also may expose us to liability for the conduct of others or for our actions that were in compliance with all applicable laws at the time these actions were taken. In addition, these laws may require significant expenditures to achieve compliance, and are frequently modified or revised to impose new obligations. Civil and criminal fines and penalties and other sanctions may be imposed for non-compliance with these environmental laws and regulations. Our operations that involve hazardous materials also raise potential risks of liability under the common law.
Environmental operating permits are, or may be, required for our operations under these laws and regulations. These operating permits are subject to modification, renewal and revocation. We regularly monitor and review our operations, procedures and policies for compliance with permits, laws and regulations. Despite these compliance efforts, risk of environmental liability is inherent in the operation of our businesses, as it is with other companies engaged in similar businesses. Many of our properties were transferred to us by ACF in 1994. We are involved in investigation and remediation activities at properties that we now own or lease to address historic contamination and potential contamination by third parties. We are also involved with state agencies in the cleanup of two sites under these laws. These investigations are at a preliminary stage, and it is impossible to estimate, with any certainty, the timing and extent of remedial actions that may be required, and the costs that would be involved in such remediation. Substantially all of the issues identified relate to the use of the properties prior to their transfer to us in 1994 by ACF and for which ACF has retained liability for environmental problems that may have existed at the time of their transfer to us and ACF has also agreed to indemnify us for any cost that might be incurred with those existing problems. However, if ACF fails to honor its obligations to us, we would be responsible for the cost of such remediation.
In connection with its ongoing obligations, ACF, in consultation with us, is investigating and, as appropriate, remediating those sites that it transferred to us. We have been advised that, for the remainder of 2005, ACF estimates that it will spend approximately $150,000 on environmental investigation and, in each of 2006 and 2007, it will spend approximately $200,000 on environmental investigation, relating to contamination that existed at properties prior to their transfer to us and for which ACF has retained liability and agreed to indemnify us. We believe that our operations and facilities are in substantial compliance with applicable laws and regulations and that any noncompliance is not likely to have a material adverse effect on our operations or financial condition.
Future events, such as new environmental regulations or changes in or modified interpretations of existing laws and regulations or enforcement policies, or further investigation or evaluation of the potential health hazards of products or business activities, may give rise to additional compliance and other costs that could have a material adverse effect on our financial conditions and operations. In addition, we have in the past conducted investigation and remediation activities at properties that we own to address historic contamination. To date such costs have not been material. Although we believe we have satisfactorily addressed all known material contamination through our remediation activities,

Business

there can be no assurance that these activities have addressed all historic contamination. The discovery of historic contamination or the release of hazardous substances into the environment at our current or formerly owned or operated facilities could require us in the future to incur investigative or remedial costs or other liabilities that could be material or that could interfere with the operation of our business.
In addition to environmental laws, the transportation of commodities by railcar raises potential risks in the event of a derailment or other accident. Generally, liability under existing law in the United States for a derailment or other accident depends on the negligence of the party, such as the railroad, the shipper or the manufacturer of the railcar or its components. However, for certain hazardous commodities being shipped, strict liability concepts may apply.
PROPERTY
Our headquarters are located in St. Charles, Missouri. ARL, an affiliate of Carl C. Icahn, leases this facility and permits us to occupy it for a fee pursuant to a service agreement. Either party may terminate this agreement on six months notice.
The following table presents information about our railcar manufacturing and components manufacturing facilities as of June 30, 2005:

			Leased or	Lease
Location	Use	Size	Owned	Expiration Date

Paragould, Arkansas	Covered hopper railcar manufacturing	530,000 square feet on 53 acres	Owned(1)	—
Marmaduke, Arkansas	Tank railcar manufacturing	440,000 square feet on 55 acres	Owned	—
St. Charles, Missouri	Aluminum foundry and machining	128,626 square feet on 3 acres	Leased	February 28, 2006
Jackson, Missouri	Railcar components manufacturing	125,000 square feet on 7 acres	Owned(1)	—
Kennett, Missouri	Covered hopper and tank railcar subassembly and small components manufacturing	80,000 square feet on 9 acres	Owned(1)	—
Longview, Texas	Steel foundry and machining	155,030 square feet on 31 acres	Owned	—

(1)	Our manufacturing facility located in Paragould, Arkansas is subject to a mortgage that secures the $9,500,000 industrial revenue bonds issued on April 27, 1995 by Paragould, Arkansas. As of June 30, 2005, approximately $4.5 million of these bonds remain outstanding. Our manufacturing facility located in Jackson, Missouri is subject to a mortgage that secures the approximately $2.5 million industrial development revenue bonds issued on July 1, 1996 by Jackson, Missouri. As of June 30, 2005, approximately $1.5 million of these bonds remain outstanding. Our manufacturing facility located in Kennett, Missouri is subject to a mortgage that secures the approximately $5.5 million industrial development revenue bonds issued on June 22, 1995 by Kennett, Missouri. As of June 30, 2005, approximately $2.6 million of these bonds remain outstanding. We occupy the real property at these facilities through lease-back arrangements. We intend to repay all of these bonds in full with the proceeds of this offering. Each of these properties will be re-conveyed to us when the bonds secured by the properties are paid in full. The industrial revenue bonds are guaranteed by affiliates of Mr. Icahn, and these affiliates will be released from such guarantees upon repayment of the industrial revenue bonds. In addition, James J. Unger, our president and chief executive officer, and his wife own $405,000 of the industrial revenue bonds

Business

issued by Paragould, Arkansas. Mr. Unger and his wife will receive approximately $0.4 million upon our repayment in full of the amounts due under the industrial revenue bonds. See “Use of proceeds,” “Certain relationships and related party transactions— Guarantees of indebtedness by ACF and other related parties— Industrial revenue bonds” and “Certain relationships and related party transactions— Certain transactions involving James J. Unger— Industrial revenue bonds” for more details.
We also provide railcar repair, cleaning, maintenance and other services at facilities we lease in Gonzales, Louisiana; Green River, Wyoming; Longview, Deer Park and Goodrich, Texas; North Kansas City, Missouri; Bude, Mississippi; Tennille, Georgia; Pace Florida; and Sarnia, Ontario. We also own a repair facility in Milton, Pennsylvania that has been idle since 2003.
INSURANCE
We maintain insurance on terms typical of our industry. Our policies cover standard industry risks, including general and products liability, workers compensation, automobile liability and other casualty and property risks.
LEGAL PROCEEDINGS
We are from time to time party to various legal proceedings arising out of our business. Such proceedings, even if not meritorious, could result in the expenditure of significant financial and managerial resources. We believe that there are no proceedings pending against us which, if determined adversely, would have a material adverse effect on our business, financial condition and results of operations.

Management
DIRECTORS AND EXECUTIVE OFFICERS
Set forth below is information concerning our current directors and executive officers, including their ages as of June 30, 2005.

Name*	Age		Position

Carl C. Icahn	[68	]	Chairman of the Board
James J. Unger	57		President, Chief Executive Officer and Director
William P. Benac	58		Senior Vice President and Chief Financial Officer
Alan C. Lullman	50		Senior Vice President Sales, Marketing and Services
Vincent J. Intrieri	[47	]	Director
Jon F. Weber	46		Director
Keith Meister	[31	]	Director

*	We intend to appoint two additional persons to serve as independent directors upon the completion of this offering.
Carl C. Icahn, chairman of the board
Mr. Icahn has been our principal beneficial stockholder and has served as our chairman of the board and as a director since 1994. Mr. Icahn has served as chairman of the board and a director of Starfire Holding Corporation, or Starfire, (formerly Icahn Holding Corporation), a privately-held holding company, and chairman of the board and a director of various subsidiaries of Starfire, since 1984. Mr. Icahn has also been chairman of the board and president of Icahn & Co., Inc., a registered broker-dealer and a member of the National Association of Securities Dealers, since 1968. Since November 1990, Mr. Icahn has been chairman of the board of American Property Investors, Inc., the general partner of American Real Estate Partners, L.P., a public limited partnership that invests in real estate and holds various other interests, including the interests in its subsidiaries that are engaged, among other things, in the oil and gas business and casino entertainment business. Mr. Icahn has been a director of Cadus Pharmaceutical Corporation, a firm that holds various biotechnology patents, since 1993. From August 1998 to August 2002, Mr. Icahn served as chairman of the board of Maupintour Holding LLC (f/k/a/ Lowestfare.com, LLC), an Internet travel reservations company. From October 1998 through May 2004, Mr. Icahn was the president and a director of Stratosphere Corporation, which operates the Stratosphere Hotel and Casino. Since September 29, 2000, Mr. Icahn has served as the chairman of the board of GB Holdings, Inc., which owns all of the outstanding stock of Atlantic Coast Entertainment Holdings, Inc., which through its wholly owned subsidiary owns and operates The Sands Hotel and Casino in Atlantic City, New Jersey. Mr. Icahn also serves in the same capacity with Atlantic Coast Entertainment Holdings, Inc. In January 2003, Mr. Icahn became chairman of the board and a director of XO Communications, Inc., a telecommunications company. In May 2005, Mr. Icahn became a director of Blockbuster Inc., a provider of in-home movie rental and game entertainment. Mr. Icahn received his B.A. from Princeton University.
James J. Unger, president, chief executive officer and director
Mr. Unger has served as our president and chief executive officer since March 1995. Prior to joining us, he served ACF as its president from 1988 to 1995, as its senior vice president and chief financial officer from 1984 to 1988 and on its board of directors from August 1993 to March 2005. After he joined us in 1995, Mr. Unger simultaneously continued to serve as the vice chairman of ACF until

Management

March 2005. ACF is controlled by Mr. Icahn. Mr. Unger has served as president of Ohio Castings, the joint venture in which we have a one-third interest, since June 2003. Mr. Unger has been on the board of directors of Aspen Resources Group, an oil and gas exploration company since May 2002. Mr. Unger participates in several industry organizations, including as an executive committee member and board member for the Railway Supply Institute, Inc., or “RSI”. He also is a board member of the American Railway Car Institute, a member of the project review committee for the RSI-AAR Railroad Tank Car Safety Research Test Project, a steering committee member of the RSI Committee on Tank Railcars, and a member of the National Freight and Transportation Association. Mr. Unger served as a member of the board of directors of Ranken Technical College from 1990 to 2002. Mr. Unger received a B.S. in accounting from the University of Missouri, Columbia and is a certified public accountant.
William P. Benac, senior vice president and chief financial officer
Mr. Benac has served as our senior vice president and chief financial officer since January 2005. Prior to joining us, he spent the last 32 years in various corporate finance, turnaround and value creation positions. Mr. Benac co-founded bpmx, a financial services and consulting restructuring company, where he served as senior managing director and chief financial officer from December 2003 to January 2005. From August 2002 to February 2003, Mr. Benac served Kinko’s Inc., a print services company, as senior vice president and chief financial officer. From November 2000 to November 2001, Mr. Benac was the executive vice president and chief financial officer of Grass Valley Group, a manufacturer of digital broadcast technology. Mr. Benac served simultaneously as an executive vice president and chief financial officer of UICI, a diversified financial services company, and as chief executive officer of United Credit National Bank, a subsidiary of UICI and a credit card bank, from May 1999 to November 2000. Mr. Benac has held a variety of other financial management positions, including serving Electronic Data Systems Corporation from February 1992 to October 1997 as global vice president and treasurer, and numerous positions with Verizon Corporation and its predecessor companies from 1973 to 1990, including as president of GTE Finance Corp. from 1986 to 1990. Mr. Benac is a certified public accountant and a certified management accountant. He has served on the National Advisory Council of the Marriott School of Management—Brigham Young University since 1997. Mr. Benac received his B.A. and his M.B.A from Brigham Young University and his J.D. from Pace University School of Law.
Alan C. Lullman, senior vice president sales, marketing and services
Mr. Lullman has served as our senior vice president sales, marketing and services since October 2004. From August 1998 to September 2004, he served as our vice president sales and marketing. Prior to joining us, he served as a regional sales manager at the Houston office of ACF from March 1989 to July 1998, where he was responsible for sales across 22 states. From August 1987 to February 1989, Mr. Lullman was a district sales manager at ACF. He held numerous other sales positions at ACF sales offices in the Southwest, Midwest and Northeast from October 1978 to July 1987. Mr. Lullman is a member of the Transportation and Logistics Committee of the American Plastics Council. He received a B.A. from Westminster College. He also served in the U.S. Marine Corps Reserve from 1973 to 1976, when he received an honorable discharge.
Vincent J. Intrieri, director
Mr. Intrieri has served on our board of directors since August 2005. Mr. Intrieri is a senior managing director of Icahn Partners LP and Icahn Partners Master Fund LP, private investment funds controlled by Mr. Icahn. Since January 1, 2005, Mr. Intrieri has been senior managing director of Icahn Associates Corp., whose principal business is to hold a lease to premises at 767 Fifth Avenue, New York New York, and High River Limited Partnership, which is primarily engaged in the business of

Management

holding and investing in securities. From March 2003 to December 2004, Mr. Intrieri served as a managing director and from 1998 to March 2003, he served as a portfolio manager of Icahn Associates Corp. and High River. Each of Icahn Associates Corp. and High River are under the control of Mr. Icahn. From 1995 to 1998, Mr. Intrieri served as portfolio manager for distressed investments with Elliott Associates L.P., a New York investment fund. Prior to 1995, Mr. Intrieri was a partner at the Arthur Andersen accounting firm. Mr. Intrieri is a certified public accountant. Mr. Intrieri is chairman of the board of directors and a director of Viskase Companies, Inc., a publicly owned producer of cellulose and plastic casings used in preparing and packaging meat products, in which Mr. Icahn has an interest through the ownership of securities. In addition, Mr. Intrieri has served on the board of directors of XO Communications, Inc., a telecommunications services company controlled by Mr. Icahn, since January 2003. Mr. Intrieri received a B.S. in Accounting from The Pennsylvania State University.
Jon F. Weber, director
Mr. Weber has served on our board of directors since August 2005. Since April 2005, Mr. Weber has served as the president of American Property Investors, Inc., which is the general partner of American Real Estate Partners, L.P., a public limited partnership controlled by Mr. Icahn that invests in real estate and holds various other interests, including the interests in its subsidiaries that are engaged, among other things, in the oil and gas business and casino entertainment business. Mr. Weber has, since April 2003, been head of portfolio company operations and chief financial officer at Icahn Associates Corp., an entity controlled by Mr. Icahn. Since May 2003, Mr. Weber has been a director of Viskase Companies, Inc. and was the chief executive officer of Viskase Companies, Inc. from May 2003 to October 2004. Since March 2003, he has served as chief executive officer and a director of Philip Services Corporation, a metal recycling and industrial services company affiliated with Mr. Icahn. He served as chief financial officer of venture-backed companies QuantumShift Inc. and Alchemedia Ltd. from October 2001 to July 2002 and November 2000 to October 2001, respectively. From May 1998 to November 2000, Mr. Weber served as managing director—investment banking for JP Morgan Chase and its predecessor, Chase Manhattan Bank, in São Paulo, Brazil. He has served as a director of XO Communications, Inc., since May, 2005. Previously, Mr. Weber was an investment banker at Morgan Stanley and Salomon Brothers.
Keith Meister, director
Mr. Meister has served on our board of directors since August 2005. Since June 2002 Mr. Meister has been a senior investment analyst of High River, a company owned and controlled by Mr. Icahn that is primarily engaged in the business of holding and investing in securities. Mr. Meister is also a senior investment analyst of Icahn Partners LP and Icahn Partners Master Fund LP. He is also a director of Icahn Fund Ltd., which is the feeder fund of Icahn Partners Master Fund LP. Icahn Partners LP and Icahn Partners Master Fund L.P. are private investment funds controlled by Mr. Icahn. Since August 2003, Mr. Meister has served as the chief executive officer of American Property Investors, Inc., or API, which is the general partner of American Real Estate Partners, L.P., a public limited partnership controlled by Mr. Icahn that invests in real estate and holds various other interests, including the interests in its subsidiaries that are engaged, among other things, in the oil and gas business and casino entertainment business. Mr. Meister served API as its president from August 2003 to April 2005. From March 2000 through the end of 2001, Mr. Meister co-founded and served as co-president of J Net Ventures, a venture capital fund focused on investments in information technology and enterprise software businesses. From 1997 through 1999, Mr. Meister served as an investment professional at Northstar Capital Partners, an opportunistic real estate investment partnership. Prior to his work at Northstar, Mr. Meister served as an investment analyst in the investment banking group at Lazard Freres. Mr. Meister is a director of XO Communications, Inc., a telecommunications services company

Management

controlled by Mr. Icahn. Mr. Meister also is a director of American Entertainment Properties Corp. and American Casino & Entertainment Properties Finance Corp., which are gaming companies, [and Scientia Corporation, a private health care venture company,] all of which are companies controlled by American Real Estate Partners, L.P., which is controlled by Mr. Icahn. Mr. Meister received his A.B. in Government cum laude from Harvard College.
KEY EMPLOYEES
Set forth below is information concerning our key employees, including their ages as of June 30, 2005.
Jackie R. Pipkin, 55, director of railcar manufacturing
Mr. Pipkin has served as our director of railcar manufacturing since July 1995 and as plant manager of our Kennett manufacturing facility since March 1994. Prior to joining us, Mr. Pipkin served Thrall Car Manufacturing, a railcar manufacturer, as manufacturing manager from January 1992 to March 1994 and as general superintendent from December 1989 to December 1992. He served ACF in various roles from February 1969 to December 1989. Mr. Pipkin has supervised or helped supervise the launch of several new railcar manufacturing facilities during his employment with ACF and with us, including the original construction of our Paragould and Marmaduke facilities and the addition of the third manufacturing line at our Paragould facility.
Michael R. Williams, 44, vice president engineering and manufacturing
Mr. Williams has served as our vice president engineering and manufacturing since October 2004 and in various product and account management roles since April 1997. Prior to joining us, Mr. Williams served ACF as a strength analyst of covered hopper and tank railcars from January 1991 to March 1997. Mr. Williams served as an airframe designer and analyst at McDonnell Douglas Corporation from May 1983 to December 1990. Mr. Williams received his B.S. in mechanical engineering from the University of Illinois and a M.S. in Mechanical Engineering and a M.B.A. from Washington University.
BOARD OF DIRECTORS
Our board of directors presently consists of five members. Upon the completion of this offering we expect to expand the size of our board of directors to seven members with the addition of two new independent directors. Our directors are expected to serve until the next annual meeting of our stockholders and until their respective successors have been duly elected and qualified. We believe that, within the one-year transition period available to us following the completion of this offering, we will comply with all applicable requirements of the SEC and the Nasdaq National Market relating to director independence and the composition of the committees of our board of directors, including the designation of an “audit committee financial expert.”
Affiliates of Carl C. Icahn, our principal beneficial stockholder and the chairman of our board of directors, are currently negotiating with our other principal stockholder to acquire all of our common stock held by that stockholder prior to consummation of this offering. If that purchase occurs, we expect that Mr. Icahn will control approximately [ ● ]% of the voting power of our outstanding common stock following the offering. Consequently, we would be a “controlled company” within the meaning of the listing standards governing companies with stock quoted on the Nasdaq National Market. Under these rules, a “controlled company” may elect not to comply with certain Nasdaq National Market corporate governance requirements, including requirements that (1) a majority of the board of directors consist of independent directors, (2) compensation of officers be determined or recommended to the board of directors by a majority of its independent directors or by a compensation committee that is composed entirely of independent directors and (3) director nominees

Management

be selected or recommended for selection by a majority of the independent directors or by a nominating committee composed solely of independent directors. If, at the time of this offering, we are a “controlled company” under the listing standards of the Nasdaq National Market, we intend to avail ourselves of those exemptions and will not have a majority of independent directors on our board. See “Risk factors—Risks related to the purchase of our common stock in this offering—Upon the closing of this offering we may be a “controlled company” within the meaning of the Nasdaq National Market rules and you will not have the same protections afforded to shareholders of companies that are not “controlled companies” and, therefore, are subject to all of the Nasdaq National Market corporate governance requirements.”
COMMITTEES OF OUR BOARD OF DIRECTORS
If we are a “controlled company” following this offering, we intend to use exemptions available to us under the corporate governance listing standards of the Nasdaq National Market. In that circumstance, we expect that we would not have a compensation committee and we would not have a nominating committee. If we are not a “controlled company” following this offering, we intend to comply with all applicable corporate governance requirements of the Nasdaq National Market within the transition periods allowed companies following their initial public offering of common stock. Accordingly, if we are not a “controlled company” at the time this offering is completed, the standing committees of our board of directors will consist of an audit committee, a compensation committee and a nominating committee. See “Risk factors—Risks related to the purchase of our common stock in this offering—Upon the closing of this offering we may be a “controlled company” within the meaning of the Nasdaq National Market rules and you will not have the same protections afforded to shareholders of companies that are not “controlled companies” and, therefore, are subject to all of the Nasdaq National Market corporate governance requirements.”
In any event, we may establish special committees under the direction of the board of directors when necessary to address specific issues.
Audit committee
Our Audit Committee will be responsible for oversight of the qualifications, independence, appointment, retention, compensation and performance of the Company’s independent registered public accounting firm and for assisting the board of directors in monitoring the Company’s financial reporting process, accounting functions and internal controls. It also will be responsible for oversight of “whistle-blowing” procedures and certain other compliance matters.
The composition of the Audit Committee following the completion of this offering will comply with applicable SEC and Nasdaq National Market requirements, including the requirement that at least one member of the Audit Committee qualify as a “financial expert” under SEC rules and the stricter definition of independence for audit committee members under the rules of the Nasdaq National Market. Our board of directors will adopt a written charter for our Audit Committee. That charter will conform to recently adopted rules and regulations of the SEC and the Nasdaq National Market.
Corporate governance
We believe that shortly after completion of this offering, we will comply with all applicable Nasdaq National Market corporate governance and listing requirements. In the interim, we will rely on transition periods available to companies following their initial public offering of common stock. See “Risk factors—Risks related to the purchase of our common stock in this offering—Upon the closing of this offering we may be a “controlled company” within the meaning of the Nasdaq National Market rules and you will not have the same protections afforded to shareholders of companies that

Management

are not “controlled companies” and, therefore, are subject to all of the Nasdaq National Market corporate governance requirements,” “Management—Board of directors” and “Management—Committees of our board of directors.”
Codes of conduct and ethics
Upon completion of this offering, we will have adopted written codes of conduct and ethics applicable to all of our directors, executive officers and employees including, without limitation, all of our senior financial officers, that will be designed to deter wrongdoing and to promote:

•	honest and ethical conduct;

•	full, fair, accurate, timely and understandable disclosure in reports and documents that we file with the SEC and in our other public communications;

•	compliance with applicable laws, rules and regulations, including insider trading compliance; and

•	accountability for adherence to the code and prompt internal report of violations of the code, including illegal or unethical behavior regarding accounting or auditing practices.
Our codes of conduct and ethics will also comply with applicable requirements of the Nasdaq National Market. The Audit Committee of our board of directors will review our codes of conduct and ethics on a regular basis and will propose or adopt additions or amendments as it considers required or appropriate.
Director compensation
Each director is entitled to reimbursement for out-of-pocket expenses incurred for each meeting of the full board or a committee of the board attended. The annual compensation for our independent directors is $[       ●       ].

Management

EXECUTIVE COMPENSATION
The following table sets forth the compensation of our chief executive officer and each of our other most highly compensated executive officers during the year ended December 31, 2004. We refer to these officers as the named executive officers. We did not maintain any option plans through December 31, 2004, and no options were granted to or exercised by any of our named executive officers during the year ended December 31, 2004.

	Annual compensation

			Other annual	All other
			compensation	compensation
Name and principal position	Salary ($)	Bonus ($)	($)(3)	($)(4)

James J. Unger
President and Chief Executive Officer	350,000	—	48,532	18,268
William P. Benac(1)
Senior Vice President and Chief Financial Officer	—	—	—	—
Alan C. Lullman
Senior Vice President Sales, Marketing and Services	140,000	20,000	9,431	574
William L. Finn(2)
Senior Vice President Operations	172,917	—	25,287	8,218

(1)	Mr. Benac started his employment with us on January 31, 2005.

(2)	Mr. Finn retired effective May 1, 2005.

(3)	Includes the following payments we made on behalf of Messrs. Unger, Lullman and Finn:

	Car	Country
	allowances	club dues

Mr. Unger	$39,651	$8,881
Mr. Lullman	8,820	611
Mr. Finn	19,576	5,711

(4)	Includes the following payments we made on behalf of Messrs. Unger, Lullman and Finn.

	Life insurance	401(k) matching
	premiums	contributions

Mr. Unger	$7,768	$10,500
Mr. Lullman	574	3,030
Mr. Finn	0	5,188
Employment and noncompetition agreements
James J. Unger. We are presently negotiating an employment agreement with Mr. Unger and expect to enter into such an agreement prior to the consummation of this offering. [Option information to be added.]
William P. Benac. In July 2005 we entered into an employment agreement with William P. Benac to serve as our chief financial officer for a period of one year. The agreement is effective as of April 22, 2005 and automatically renews for successive one-year terms unless terminated by either party at least 180 days before the expiration of the then applicable term.
Under the terms of the agreement, Mr. Benac will receive a minimum annual base salary of $250,000. Mr. Benac is also entitled to a non-prorated cash bonus of at least $150,000 for the 2005 fiscal year.

Management

Criteria for cash bonuses that may be awarded for each year the agreement is extended are subject to negotiation and will be determined during the first quarter of each calendar year the agreement is renewed. It is expected that the target bonus amounts during such years will not be less than $150,000.
In addition to the salary and bonus compensation described above, Mr. Benac will receive a one-time special cash bonus of $500,000 on April 22, 2007 if, prior to that date, we issue common stock to the public in an offering registered with the SEC or Mr. Icahn sells his controlling interest in us to a third party in a private transaction. If at any time on or before April 22, 2007, we terminate Mr. Benac’s employment without cause, he resigns for good reason or a change in control occurs, he will be entitled to receive the special cash bonus upon the occurrence of such event. In addition, if we terminate Mr. Benac’s employment other than for cause, death or disability, or if he terminates his employment for good reason, he is entitled to receive a lump sum severance payment of $200,000. Mr. Benac’s right to the special cash bonus and any severance immediately terminates if his employment is terminated for cause or he resigns without good reason.
Mr. Benac will be reimbursed for reasonable and necessary business related expenses, including those expenses associated with commuting from Dallas to our headquarters in St. Charles, Missouri, such as air and car travel and reasonable living expenses. He is eligible to participate in all health, medical, retirement and other employee benefit plans we generally provide to our senior executives. Mr. Benac’s employment agreement also contains provisions requiring him to protect our confidential information during his employment and at all times thereafter.
Mr. Benac may terminate his employment for good reason upon at least 30 days prior written notice to us, or without good reason upon at least 60 days prior written notice to us. We may terminate Mr. Benac’s employment without cause upon 30 days written notice or immediately for cause or upon his death or disability.
Equity incentive plan
2005 Equity Incentive Plan. We adopted a 2005 equity incentive plan to provide long-term incentives and rewards to our employees, officers, directors, consultants and advisors. The 2005 plan permits us to issue stock and grant stock options, restricted stock, stock units and other equity interests to purchase or acquire up to [       ●       ] shares of our common stock. Awards covering no more than [       ●       ] shares may be granted to any person during any fiscal year. If any award expires, or is terminated, surrendered or forfeited, then shares of common stock covered by the award will again be available for grant under the 2005 plan. The 2005 plan is administered by our board of directors or a committee of the board. The board or committee has broad discretion to determine the terms of an award granted under the 2005 plan, including, to the extent applicable, the vesting schedule, purchase or grant price, option exercise price, or the term of the option or other award; provided that the exercise price of any options granted under the 2005 plan may not be less than the fair market value of the common stock on the date of grant. The terms and conditions of stock options or other awards granted under the 2005 plan will be set forth in a separate agreement between us and the recipient of the award.
Retirement plans
Supplemental Executive Retirement Plan. Mr. Unger is entitled to benefits from a supplemental executive retirement plan, or SERP. The SERP benefit is generally equal to the benefit that would be provided under the Employees’ Retirement Plan of ACF Industries, LLC, if certain Internal Revenue Service limits and exclusions from compensation under that plan did not apply, less the actual benefit payable under the ACF retirement plan. The SERP benefits were frozen effective as of March 31,

Management

2004. As a result, no further benefits are accruing under the SERP. These benefits are generally paid at the same time and in the same form as the participant’s benefit under the retirement plan. No funds have been set aside for the benefits payable under the SERP. The estimated annual SERP benefit for Mr. Unger is $117,799. No other named executive officer is entitled to receive a benefit under the SERP.
Pension Plan. We provide pension benefits to certain of our salaried employees, including Mr. Unger, Mr. Finn and Mr. Lullman, under the Employees’ Retirement Plan of ACF Industries, LLC. Each executive’s benefit under the retirement plan is based on 2.25% of average annual compensation for each year of service after April 30, 1981; plus the highest of the executive’s annual compensation for five consecutive years of employment prior to May 1, 1981 that results in the highest such average multiplied by number of years of service completed prior to May 1, 1981; plus a fixed dollar amount. This fixed dollar amount is $12,800 for Mr. Unger, $15,600 for Mr. Finn and $6,108 for Mr. Lullman. For purposes of this plan, years of service include years of service with both ACF and us. This total is then reduced by an amount equal to 0.5% of the executive’s final average compensation multiplied by the number of years of service up to 35. The benefits under this plan were frozen effective as of March 31, 2004. As a result, no additional benefits are accruing under this plan.
The benefits under the ACF retirement plan are generally paid monthly for the life of the executive, following retirement in the form of a joint and survivor annuity. As most recently determined by the actuaries for the retirement plan, based on current years of service with us and ACF, the estimated annual pension commencing at age 65 for each of the named executives is as follows: Mr. Unger: $99,633; Mr. Finn: $72,966; and Mr. Lullman: $49,752. These named executives are fully vested in their retirement plan benefits.
Postretirement Obligations. We also provide postretirement health and life insurance benefits for certain of our salaried employees. Our named executive officers may become eligible for these benefits if they retire after attaining specified age and service requirements.
Executive Survivor Insurance Plan. We provide an executive survivor insurance plan for certain of our salaried employees including the named executive officers. This plan provides life insurance benefits to the qualified spouse of a named executive officer upon his death during his employment or following retirement at or after age 55. We have purchased a group term life insurance policy to off-set the cost of providing this benefit. Benefits payable under this plan are separate from any benefit payable under our retirement plans. If the named executive officer retires and dies after attaining age 55, then his qualified spouse is entitled to a monthly benefit equal to what would have been payable under our retirement plan if the named executive officer had retired with a 50% joint and survivor benefit. If the named executive officer dies while actively employed and after attaining age 55, then his qualified spouse is entitled to a monthly benefit equal to 20% of the named executive’s officer’s salary reduced by any amount payable under the survivor provisions of our retirement plan. In no event may the amounts paid under this plan exceed $6,500 per month. We have reserved the right to amend, modify or terminate this plan.

Certain relationships and related party transactions
Other than the transactions described below, for the last three full fiscal years there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we are or will be a party:

•	in which the amount involved exceeded or will exceed $60,000; and

•	in which any director, executive officer, holder of more than 5% of our common stock on an as-converted basis or any member of their immediate family has or will have a direct or indirect material interest.
We believe that each of the transactions described below that is to remain in effect following the completion of this offering is on terms no less favorable to us than could have been obtained from unaffiliated third parties. Although we do not have a separate conflicts policy, we intend to comply with Missouri law with respect to transactions involving potential conflicts. Missouri law requires that all transactions between us and any director or executive officer are subject to full disclosure and approval of the majority of the disinterested members of our board of directors, approval of the majority of our stockholders or the determination that the contract or transaction is intrinsically fair to us.
TRANSACTIONS WITH CARL C. ICAHN AND ENTITIES AFFILIATED WITH CARL C. ICAHN
Overview
Our company was formed in 1988 as a company beneficially owned by Carl C. Icahn. Mr. Icahn is our principal beneficial stockholder and is the chairman of our board of directors. We grew our company through the transfer of certain assets to us from ACF, a company also beneficially owned by Mr. Icahn. Since our formation, we have entered into agreements relating to the acquisition of assets from and disposition of assets to entities controlled by Mr. Icahn, the provision of goods and services to us by entities controlled by Mr. Icahn, the provision of goods and services by us to entities affiliated with Mr. Icahn and other matters involving entities controlled by Mr. Icahn. We receive substantial benefit from these agreements and we expect that in the future we will continue to conduct business with entities affiliated with or controlled by Mr. Icahn. In addition, we receive other benefits from our affiliation with Mr. Icahn and companies controlled by Mr. Icahn, such as financial and advisory support, sales support and our participation in buying groups and other arrangements with entities controlled by Mr. Icahn. For example, lease sales agents of ARL, a company beneficially owned by Mr. Icahn, and ACF, in connection with their own leasing sales activities, have, from time to time, referred their customers or contacts to us that prefer to purchase rather than lease railcars, which has, in some cases, led to us selling railcars to these customers or contacts. At this time there is no formal arrangement under which these referrals are provided and we do not compensate ARL, ACF or any of their leasing sales agents for any railcar sales that we make as a result of these referrals. As an accommodation to some of their customers and contacts that they referred to us, ARL and ACF from time to time accepted orders to purchase our railcars and then assigned those orders to us. ARL and ACF have discontinued accepting orders to sell railcars on our behalf. See “Risk factors— Risks related to our business— After this offering, companies affiliated with Carl C. Icahn will continue to be important suppliers and customers,” “Risk factors— Risks related to our business— Services being provided to us by ARL, an entity controlled by Carl C. Icahn, may not be sufficient to meet our needs, which may require us to incur additional costs,” “Risk factors— Risks related to our business— After this offering, we may have reduced access to resources of, and benefits provided by, entities affiliated with Carl C. Icahn” and “Risk factors— Risks related to our business— We could be liable for liabilities

Certain relationships and related party transactions

associated with pension plans sponsored by companies controlled by Carl C. Icahn” for a description of certain risks associated with our affiliation with Mr. Icahn and entities affiliated with Mr. Icahn.
We describe below the material arrangements and other relationships that we are, or have been, a party to with Mr. Icahn and entities affiliated with Mr. Icahn since January 1, 2002. As noted below, some of these arrangements and relationships have been terminated or otherwise will no longer be in effect following the completion, and the application of the net proceeds of, this offering.
Application of the net proceeds of this offering
We intend to use the net proceeds of this offering to, among other things, repay certain indebtedness that we owe to entities controlled by Mr. Icahn and to redeem all of the outstanding shares of our preferred stock, all of which are held by Mr. Icahn and his affiliates. As of June 30, 2005, the total amount of this indebtedness outstanding was approximately $108.9 million. As a result, entities controlled by Mr. Icahn will receive approximately $108.9 million of the net proceeds of this offering. We also intend to use the net proceeds of this offering to repay in full amounts due under our industrial revenue bonds. As of June 30, 2005, the total amount of this indebtedness outstanding was approximately $8.5 million. The industrial revenue bonds are guaranteed by affiliates of Mr. Icahn and these affiliates will be released from such guarantees upon the repayment of the bonds. In addition James J. Unger, our president and chief executive officer, and his wife own $0.4 million of the industrial revenue bonds issued by Paragould, Arkansas and, as a result, will receive approximately $0.4 million upon the repayment of the bonds. See “Use of proceeds,” “—Guarantees of indebtedness by ACF and other related parties— Industrial revenue bonds” and “Certain transactions involving James J. Unger— Industrial revenue bonds” and the transactions described below for more information.
REDEMPTION OF NEW PREFERRED STOCK
Concurrently with the closing of this offering, we intend to use approximately $89.2 million of the net proceeds of this offering to redeem our new preferred stock, including all accumulated and unpaid dividends due on our new preferred stock. See “—Certain Transactions Involving American Railcar Leasing LLC— The ARL exchange” for more information. We will redeem each outstanding share of new preferred stock for an amount equal to the liquidation preference of each share of new preferred stock, which is $1,000 per share, plus all accumulated and unpaid dividends on each share of new preferred stock through the date of the redemption. Assuming the redemption occurred on June 30, 2005, the aggregate amount required to redeem all of the outstanding shares of our new preferred stock, including accumulated and unpaid dividends, would have been $89.2 million. All of our new preferred stock is held by entities beneficially owned and controlled by Mr. Icahn.
REDEMPTION OF MANDATORILY REDEEMABLE PREFERRED STOCK
On or before the closing of this offering, we intend to redeem our one outstanding share of mandatorily redeemable preferred stock, which is held by Mr. Icahn. As of June 30, 2005, there was $743 of accumulated and unpaid dividends on that stock. This share became mandatorily redeemable for $1,000 on February 1, 2005.
CERTAIN TRANSACTIONS WITH ACF INDUSTRIES LLC AND AMERICAN RAILCAR LEASING LLC
Overview
We have entered into a variety of agreements and transactions with ACF Industries LLC (which we refer to, along with its predecessor ACF Industries, Inc., as ACF), American Railcar Leasing LLC (which we refer to as ARL) and certain other parties related to these companies. These transactions and agreements are described in further detail below. During the periods discussed, ACF and ARL

Certain relationships and related party transactions

were beneficially owned and controlled by Mr. Icahn, and they continue to be so owned and controlled.
In 1994, ACF transferred to us its railcar repair and maintenance assets for its railcar parts and manufacturing business conducted at specified locations, including intellectual property rights associated with the transferred assets, all of ACF’s rights to the property, plant and equipment at those locations, as well as specified assets used in the manufacture and sale of industrial size mixing bowls. We refer to this transaction as the 1994 ACF asset transfer. In 2004, ACF and its subsidiaries, through a series of transactions, transferred some of the railcar fleets that they then owned and held primarily for lease to third parties to ARL and its subsidiaries. At the time, we owned all the common interests of ARL. As of June 30, 2005, we transferred our entire interest in ARL in exchange for the redemption of shares of our new preferred stock, in a transaction we refer to as the ARL exchange. All of our shares of new preferred stock were and continue to be owned by entities beneficially owned and controlled by Mr. Icahn.
Manufacturing Operations
Prior to the transfer of ACF’s and its subsidiaries’ railcar fleets to ARL and its subsidiaries in 2004, we sold railcars and railcar components to ACF and its subsidiaries for use in their railcar fleets. Since the transfer of these fleets to ARL, we sell railcars to ARL. We believe that since ARL’s formation in 2004, we have been the only supplier of railcars to ARL, although ARL is not precluded from purchasing railcars from others. In 2002, 2003 and 2004, our revenues from manufacturing operations included $63.6 million, $64.8 million and $64.4 million, respectively, from transactions with affiliates. In the six months ended June 30, 2005, our revenues from manufacturing operations included $           million from transactions with affiliates. Most of these revenues were attributable to railcars and railcar components that we sold to ACF, ARL and their respective subsidiaries. As of June 30, 2005 our backlog included $44.1 million for railcar orders by ARL. These orders are on substantially the same terms as we provide to our other customers.
ACF has also been a significant supplier of components for our business. Components supplied to us by ACF include tank railcar heads, wheel sets and various structural components. In 2002, 2003 and 2004, we purchased inventory of $15.7 million, $19.0 million, and $31.3 million, respectively, of components from ACF. In the six months ended June 30, 2005, we purchased inventory of $35.4 million from ACF. As of [July 31, 2005], we had outstanding purchase orders for $[21.4] million of inventory from ACF.
During 2003 and 2004, Castings LLC, a joint venture partner in Ohio Castings, was a wholly owned subsidiary of ACF Industries Holding Corp., an indirect parent of ACF that is beneficially owned and controlled by Mr. Icahn. Effective January 1, 2005, we acquired Castings LLC from ACF Industries Holding Corp. as described under “Certain relationships and related party transactions— Certain Transactions Involving Ohio Castings.” Our cost of railcar manufacturing for the years ended December 31, 2003 and 2004 included $3.9 million and $25.3 million, respectively, in railcar components produced by Ohio Castings. Expenses of $0.4 million and $3.2 million paid to Castings LLC under a supply agreement are also included in the cost of railcar manufacturing for the years ended December 31, 2003 and 2004, respectively. We also have been charged $0.2 million in the year ended December 31, 2003 relating to certain costs incurred by Castings LLC in the establishment of Ohio Castings. Our cost of railcar manufacturing for the six months ended June 30, 2005 purchased $[     ●     ] million in railcar components produced by Ohio Castings. Inventory at December 31, 2003, 2004 and June 30, 2005 includes approximately $0.3 million, $6.3 million and $[     ●     ] million, respectively, of purchases from Ohio Castings. In June 2003 Castings LLC loaned Ohio Castings $3.0 million under a promissory note. The note bears interest at 4.0% and, as of August 31, 2005,

Certain relationships and related party transactions

payments are made in quarterly installments with the last payment due in November 2008. As of June 30, 2005 $2.3 million was outstanding under this note.
Railcar services
We have provided railcar repair and maintenance services and fleet management services to ACF and ARL and we continue to provide these services to ARL. As of June 30, 2005, we managed approximately [22,000] railcars for ARL, and we also provide repair and maintenance services for these railcars. In 2002, 2003 and 2004, our revenues from railcar repair and refurbishment and fleet management services included $12.8 million, $9.1 million and $19.4 million, respectively, from transactions with affiliates. In the six months ended June 30, 2005, our revenues from railcar repair and refurbishment and fleet management services included $[     ●     ] million from transactions with affiliates. Almost all of these revenues were attributable to services we provided to ACF, ARL and their subsidiaries.
Cost of railcar services
Through June 30, 2005, ACF and ARL have provided certain leasing and other fleet management services that we were required to provide to ARI First LLC and ARI Third LLC, subsidiaries of ARL, under management agreements we entered into with those companies in July and October 2004. Through March 31, 2005 we paid to ACF and, from March 31, 2005 through June 30, 2005 we paid to ARL, the leasing and management fees we received from ARI First LLC and ARI Third LLC under those management agreements. In 2004 and the six months ended June 30, 2005, we incurred $1.0 million and $[     ●     ]1.1 million, respectively, of cost of railcar services in connection with these arrangements. These arrangements were terminated on June 30, 2005, when we assigned our management agreements for ARI First LLC and ARI Third LLC to ARL.
Administrative and other support expenses
During the current and last three fiscal years, ACF and ARL have provided us outsourced services related to our information technology needs as well as other administrative and support services. We incurred $0.5 million of expenses in each of 2002, 2003 and 2004 in connection with these arrangements, and in the first six months of 2005 we incurred $0.9 million of such expenses. The increased expenses in 2005 reflect additional information technology services not provided in previous years. Until October 2004, ACF received the majority of our cash receipts and disbursed our cash on our behalf and maintained an intercompany receivable/payable which bore interest at ACF’s internal cost of funds in accordance with an administration agreement between ACF and us, which is described below. We have also subleased or leased our Corbitt manufacturing facility and our headquarters facility, both of which are located in St. Charles, Missouri, from affiliates. The underlying properties are owned by an affiliate of James Unger, our chief executive officer. In each of 2002, 2003 and 2004, our expenses included $0.4 million of payments required to be made to affiliates associated with our use of the Corbitt manufacturing facility and St. Charles headquarters facility. In the six months ended June 30, 2005, our expenses included $0.2 million of rental and related expense for these facilities.
Amounts due to affiliates
As of June 30, 2005, net amounts due to affiliates were $21.6 million relating to the above referenced transactions and included:

•	an amount payable to ACF of $1.3 million;

•	an amount payable to ARL of $0.6 million;

Certain relationships and related party transactions

•	an amount payable of $7.3 million to Arnos Corp., a company beneficially owned and controlled by Mr. Icahn, representing the principal and interest due under a demand note in the principal amount of $7.0 million that we issued in connection with a working capital loan from Arnos Corp.; and

•	An amount payable of $12.4 million to ACF Industries Holding Corp., a company beneficially owned and controlled by Mr. Icahn, representing the principal and interest due under a demand note in the principal amount of $12.0 million that we issued in connection with our purchase of Castings LLC from ACF Industries Holding Corp.
We intend to use a portion of the net proceeds of this offering to repay in full the notes to Arnos Corp. and ACF Industries Holding Corp.
CERTAIN TRANSACTIONS WITH ACF INDUSTRIES LLC
1994 ACF asset transfer
On October 1, 1994, under an asset transfer agreement with ACF, we acquired from ACF properties and assets used in its railcar components and equipment manufacturing business and its railcar servicing business at specified locations and certain intellectual property rights associated with the transferred assets and businesses, as well as specified assets used in the manufacture and sale of industrial size mixing bowls. We refer to this transaction as the 1994 ACF asset transfer. The properties covered by this agreement included the following:

Components manufacturing
Repair plants	plant and warehouse	Mobile units

Bude, Mississippi	Jackson, Missouri	Addis, Louisiana
Milton, Pennsylvania		Convent, Louisiana
Tennille, Georgia		Ingleside, Texas
North Kansas City, Missouri		Deer Park, Texas
Longview, Texas		Taft, Louisiana
Pursuant to the 1994 ACF asset transfer, ACF retained and agreed to indemnify us for certain liabilities and obligations relating to ACF’s conduct of business and ownership of the assets at these locations prior to their transfer to us, including liabilities relating to employee benefit plans, subject to exceptions for transferred employees described below, workers compensation, environmental contamination and third-party litigation. As part of the 1994 ACF asset transfer, we agreed that the ACF employees transferred to us would continue to be permitted to participate in ACF’s employee benefit plans for so long as we remained a part of ACF’s controlled group, and we further agreed to assume the ongoing expense for such employees’ continued participation in those plans. In the event that we cease to be a member of ACF’s controlled group, ACF is required to terminate the further accrual of benefits by our transferred employees under its benefit plans, and we and ACF are required to cooperate to achieve an allocation of the assets and liabilities of the benefits plans accrued after the 1994 ACF asset transfer with respect to each of our and ACF’s employees as we and ACF deem appropriate. Upon completion of the offering we will no longer be a part of ACF’s controlled group. We are currently reviewing with ACF alternatives to address the allocation of assets and liabilities once we are no longer a part of ACF’s controlled group, including the continuation of benefits for our employees under ACF’s plans, as well as the division of assets and liabilities under those plans.
As of December 31, 2004, we estimate that the total retained liabilities of ACF under the asset transfer agreement were $11.1 million, primarily relating to employee benefit plan obligations. In 2002, 2003 and 2004, ACF paid $0.7 million, $0.6 million and $1.4 million, respectively, relating to the retained

Certain relationships and related party transactions

liabilities. In the six months ended June 30, 2005, ACF paid $0.3 million relating to the retained liabilities.
In connection with the 1994 ACF asset transfer, we entered into the following administrative and operating agreements with ACF, effective as of October 1, 1994:

•	manufacturing services agreement;

•	license agreement from ACF;

•	license agreement to ACF;

•	administration agreement;

•	railcar servicing agreement; and

•	supply agreement.
Only the manufacturing services agreement and the two license agreements remain in effect. The other agreements were all terminated as of April 1, 2005.
Manufacturing Services Agreement. Under the manufacturing services agreement, ACF has agreed to manufacture and, upon our instruction, to distribute various railcar components and industrial size mixing bowls using assets that we acquired pursuant to the 1994 ACF asset transfer but were retained by ACF at its Milton, Pennsylvania and Huntington, West Virginia manufacturing facilities. This equipment included presses and related equipment that were impracticable to move to our premises. ACF transferred its Milton, Pennsylvania repair facility, but not its Milton, Pennsylvania manufacturing facility, to us under the 1994 asset transfer. Under our manufacturing services agreement, ACF is required to maintain and insure the equipment during the term of the manufacturing services agreement and is permitted to use the equipment for its own purposes in the ordinary course of business, provided that it does not interfere with ACF’s timely performance of the manufacturing services under this agreement. Upon termination of the agreement, ACF is required, at our expense, to remove and deliver the equipment to any site designated by us in the continental U.S. As payment for these services, we agreed to pay ACF its direct costs, including the cost of all raw materials not supplied by us, and a reasonable allocation of overhead expenses attributable to the services, including the cost of maintaining employees to provide the services. We believe that payments to ACF under this arrangement are comparable to the cost we would have paid to an independent third party to manufacture such components. This agreement remains in effect and automatically renews on an annual basis unless we provide six months prior written notice of termination. There is no right of termination for ACF under this agreement.
License Agreement from ACF. Under a license agreement with ACF, ACF granted us a non-exclusive, perpetual, royalty-free license to the patents and other intellectual property owned by it, which could be used by us in the conduct of our business, but did not exclusively relate to our business, including the 12 patents and one patent application, now issued as a patent, listed in that agreement. Of these patents, ten patents have expired and the remaining three patents have expiration dates ranging from 2012 to 2013. These remaining patents primarily relate to pneumatic outlets and railcar hopper gaskets. Under this agreement, we could not use the licensed patents for the production of railcar components for third parties without the consent of ACF. In 1997, ACF transferred the patents covered by this license to us. This license is not assignable by either party, without the prior consent of the other, except in connection with the sale of substantially all of either party’s business. This agreement remains in effect.
License Agreement to ACF. Under a license agreement with ACF, we granted ACF a non-exclusive, perpetual, royalty-free license to the intellectual property exclusively relating to our business that was

Certain relationships and related party transactions

transferred to us in the 1994 asset transfer. There are no restrictions on ACF’s use of the information licensed under this agreement. This license is not assignable by either party, without the prior consent of the other, except in connection with the sale of substantially all of either party’s business. This agreement remains in effect.
Administration Agreement. Under an administration agreement with ACF, ACF agreed to provide us information technology services and other administrative services. We agreed to pay ACF its direct costs, including a reasonable allocation of overhead expenses attributable to providing the services, including the cost of maintaining employees to provide the services. This agreement was terminated on April 1, 2005.
Railcar Servicing Agreement. Under a railcar servicing agreement with ACF, we agreed to provide railcar repair and maintenance services for railcars owned or managed by ACF and leased or held for lease by ACF, to provide ACF with fleet management services and to provide ACF with consulting services on safety and environmental matters. For maintenance services, ACF paid us for components at our actual costs plus 15% and for our labor at a fixed rate that has been adjusted from time to time to reflect market conditions. Painting, lining and cleaning services were billed at current market rates and fleet management services were billed at a monthly fee per railcar serviced. Other services were billed at our direct costs plus 5.0%. Our direct costs included a reasonable allocation of overhead expenses attributable to providing the services, including the cost of maintaining employees to provide the services. This agreement was terminated on April 1, 2005.
Supply Agreement. Under a supply agreement with ACF, we agreed to manufacture and sell to ACF specified components. In addition, under this agreement, we agreed to sell ACF other components manufactured by us on terms not less favorable than the terms on which we sell those products to third parties. We sold specified components under the agreement for a price equal to the then current market price or our cost plus a gross profit percentage. This gross profit percentage has been revised annually and has ranged from 5.0% to 25.0%, depending upon the component and which one of our facilities manufactured the product. This agreement was terminated on April 1, 2005.
2005 Consulting agreements
On April 1, 2005 we entered into two business consultation agreements with ACF, whereby each of us has agreed to provide services to the other. ACF has agreed to assist us in labor litigation, labor relations support and consultation, and labor contract interpretation and negotiation. In 2005, we anticipate that we will require the services of at least one ACF employee for no more than 20 hours a week under this agreement. We pay $150 per hour for these services. We have agreed to provide ACF with engineering consultation and advice. In 2005, we anticipate that ACF will require the services of at least one of our employees for no more than 20 hours a week under this agreement. ACF is required to pay $150 per hour for these services. We do not believe that either party will be required to pay more than $60,000 per year under either of these agreements. These agreements remain in effect through March 2015, subject to the right of either party to terminate the agreement on 30 days notice.
1998 Loan to ACF
In October 1998, we loaned $57.2 million to ACF. This loan accrued interest at a variable rate, adjusted quarterly, equal to LIBOR plus 3.0% or the base rate of the Industrial Bank of Japan plus 1.5%, as elected by ACF. This loan was repaid in full in 2004 in connection with the formation of ARL. See “Certain Transactions Involving American Railcar Leasing LLC— Formation of ARL and Related Contributions.” In 2002, 2003 and 2004, we recorded interest income relating to this loan of $2.8 million, $2.5 million and $1.8 million, respectively.

Certain relationships and related party transactions

Guarantees of indebtedness by ACF and other related parties
Industrial Revenue Bonds. ACF and ACF Industries Holding Corp., an indirect parent of ACF, have guaranteed our obligations under our industrial revenue bonds. As of June 30, 2005, $8.5 million was outstanding under these bonds. These bonds are payable through 2011 and, as of June 30, 2005, bear interest at rates ranging from [7.75% to 8.5]%. We intend to use a portion of the net proceeds of this offering to repay these bonds in full. ACF and ACF Industries Holding Corp. will be released from their guarantees upon the repayment of the bonds.
Senior Secured Credit Facility. In 1998, we obtained a senior secured credit facility from the Industrial Bank of Japan, as administrative agent, with a total availability of $150 million. This facility was guaranteed by ACF, ACF Industries Holding Corp., an indirect parent of ACF, and NMI Holding Corp., a wholly owned subsidiary of ACF Industries Holding Corp. This facility was repaid in full in July 2004.
Subordinated Note. In 1998, we obtained a $10.0 million loan from Boeing Financial under a promissory note. This note was guaranteed by ACF and ACF Industries Holding Corp. and was repaid in full in July 2004.
CIT Equipment Lease. In 1999, we entered into a master equipment lease agreement with CIT that was guaranteed by ACF. This lease relates to equipment that we use to manufacture railcars and railcar components at our Paragould, Marmaduke, Jackson and Kennett facilities. The interest rate on the lease is LIBOR plus 2.75% (6.1% at June 30, 2005). As of June 30, 2005, a balance of $8.2 million was outstanding under this lease, including amounts subject to our purchase option at the expiration of the lease term. The lease expires in November 2005. While we are not committed to do so, we currently intend to exercise our purchase option under this lease.
Interest rate swap contract
In 2001, we entered into a derivative instrument in the form of an interest rate swap contract with an underlying notional amount of $49.0 million. We assigned this contract to ACF, effective as of the date of its execution, and all rights and obligations of this contract were passed through to ACF. This contract expired on February 28, 2005.
Raw material and other product purchase agreements
We, together with ACF, have entered into agreements for the purchase of products by each of us, including steel and gas. Under these agreements, we and ACF are entitled to favorable pricing based upon the aggregate amount of our purchases. We allocate the benefits under these purchase agreements proportionally based upon the amount of products that each of us purchases during the applicable period.
Corbitt equipment lease and purchase
We leased from ACF leasehold improvements and equipment that we placed in service at our Corbitt manufacturing facility in St. Charles, Missouri from July 1, 2001 through June 1, 2003. During 2002, 2003 and 2004, we paid ACF $0.3 million, $0.3 million and $0.4 million, respectively, for the use of these leasehold improvements and equipment. We did not pay any rent for these assets in 2005. Rather, on March 31, 2005, we purchased these assets from ACF for $2.8 million.

Certain relationships and related party transactions

CERTAIN TRANSACTIONS INVOLVING AMERICAN RAILCAR LEASING LLC
Formation of ARL and related contributions
We formed ARL as our wholly owned subsidiary in July 2004. As part of the formation of ARL and its further capitalization, ACF and certain of its subsidiaries transferred to us and ARL railcars and related leases, as well as equity in certain of ACF’s subsidiaries that supported ACF’s leasing business, in exchange for shares of our new preferred stock and preferred interests of ARL. We, in turn, contributed the assets we so received to ARL and made a cash investment in ARL of $25.0 million.
In connection with these transactions, all of which occurred in 2004:

•	we were issued all the common interests in ARL;

•	ACF and its subsidiaries were issued all of ARL’s B-1 preferred interests;

•	Vegas Financial Subsidiary Corp., a company beneficially owned and controlled by Mr. Icahn, was issued all of ARL’s B-2 preferred interests in exchange for an investment of $40 million;

•	we issued 34,500 shares of our new preferred stock to ACF and its subsidiaries; and

•	our $57.2 million loan to ACF was repaid in full.
The B-1 and B-2 preferred interests of ARL were convertible into shares of our new preferred stock. On June 30, 2005, the terms of these interests were modified, among other things, to eliminate this conversion feature.
The ARL exchange
On June 30, 2005, we transferred all our interest in ARL, consisting of all its outstanding common A units, pro rata, to the holders of our new preferred stock in exchange for the redemption of 116,116 shares of our new preferred stock held by them, including all dividends accumulated on those shares. The value of the total liquidation preference and accumulated dividends on the shares of new preferred stock redeemed in this transaction was $125.0 million. All of the shares of our new preferred stock are held by companies beneficially owned and controlled by Mr. Icahn. We refer to this transaction as the ARL exchange.
Agreements relating to ARL and its subsidiaries
In 2004 and 2005 we entered into the following agreements relating to ARL and its subsidiaries:

•	railcar management agreements with ARI First LLC and ARI Third LLC;

•	ACF administration agreement;

•	ARL railcar services agreement;

•	ARL railcar servicing agreement;

•	ARL services agreement; and

•	guarantee of ARI Second LLC loan agreement.
The ARL railcar servicing agreement and the ARL services agreement remain in effect. All other agreements were terminated or assigned to ARL at various times during 2005, as described below.
Railcar Management Agreements with ARI First LLC and ARI Third LLC. On July 20, 2004, we entered into a railcar management agreement with ARI First LLC and on October 7, 2004 we entered into a railcar management agreement with ARI Third LLC. ARI First LLC and ARI Third LLC are wholly owned subsidiaries of ARL that hold railcars forming a portion of the railcar lease fleet owned

Certain relationships and related party transactions

by ARL and its subsidiaries. Under these railcar management agreements, we provided ARI First and ARI Third with marketing, leasing, administration, maintenance, recordkeeping and insurance services for the railcars owned by ARI First and ARI Third. ARI First and ARI Third paid us a monthly management fee, based upon the number of railcars covered, and reimbursed us for all costs incurred in performing these services. We assigned this agreement to ARL effective June 30, 2005.
ACF Administration Agreement. On July 20, 2004, we entered into an ACF administration agreement with ACF and ARL. Under this agreement, ACF agreed to provide us with railcar management services which we were required to provide under the management agreements with ARI First LLC and ARI Third LLC described above (except maintenance, insurance and risk management services). In addition, ACF provided us with lease administration services for the railcars owned by ARI First LLC and ARI Third LLC, respectively. Under this agreement, we were required to pay ACF a per railcar monthly fee equal to the per railcar fee that we were receiving under our railcar management agreements with ARI First LLC and ARI Third LLC. This Agreement terminated on March 31, 2005.
ARL Railcar Services Agreement. On April 1, 2005, we entered into a railcar services agreement with ARL. Under this agreement, ARL provided us with railcar services which we were required to provide to ARI First and ARI Third under our railcar management agreements with ARI First LLC and ARI Third LLC. Under this agreement, we were required to pay ARL all compensation that we received from ARI First and ARI Third under our railcar management agreements with them. This agreement was terminated July 1, 2005 when we assigned our railcar management agreements with ARI First LLC and ARI Third LLC to ARL.
ARL Railcar Servicing Agreement. On April 1, 2005, we entered into a railcar servicing agreement with ARL. Under this agreement, we provide ARL with substantially the same services that we had previously provided to ACF under our 1994 railcar servicing agreement with ACF described above under “Certain Transactions with ACF Industries, LLC— 1994 ACF Asset Transfer— Railcar Servicing Agreement,” for railcars that ARL or its affiliates own or manage. Under the agreement with ARL, ARL is required to pay us a monthly fee, based upon the number of railcars covered, plus a charge for labor, components and materials. For materials and components we manufacture, ARL pays us our current market price, and for materials and components we purchase, ARL pays us our purchasing costs plus 15%. For painting, lining and cleaning services, ARL pays the then current market rate. For other labor costs, ARL pays us a fixed hourly fee. We have further agreed that the charges for our services will be on at least as favorable terms as our terms with any other party for similar purposes. The per railcar fees paid to us through June 30, 2005 under the railcar management agreements for ARI First LLC and ARI Third LLC are credited against the amounts due us under the ARL railcar servicing agreement. This agreement extends through June 30, 2006, and is automatically renewable for additional one year periods unless either party gives at least six months prior notice of termination. If we elect to terminate this agreement, we must pay a termination fee of $0.5 million.
ARL Services Agreement. On April 1, 2005, we entered into a services agreement with ARL. Under this agreement, ARL has agreed to provide us certain information technology services, rent and building services and limited administrative services. The rent and building services includes our use of our headquarters space which is leased by ARL from an affiliate of James J. Unger, our President and Chief Executive Officer. See “Certain Transactions Involving James J. Unger.” Also under this agreement, we have agreed to provide purchasing and engineering services to ARL. Each party is required to pay the other a fixed annual fee for each of the listed services under this agreement. The total annual fees that we are required to pay ARL for all services that ARL is providing us, under this agreement is $2.2 million, and the total annual fees that ARL is required to pay us for all services that we are providing ARL under this agreement is $210,000. Either party may terminate any of these

Certain relationships and related party transactions

services, and the associated costs for those services, on at least six months prior notice at any time prior to the termination of the agreement on December 31, 2007.
Guarantee of ARI Second LLC Loan Agreement. On July 20, 2004, ARI Second LLC, a subsidiary of ARL, entered into a loan agreement with HSH Nordbank AG, under which ARI Second borrowed $64.3 million. We guaranteed ARI Second LLC’s obligations under this loan agreement. This loan was repaid in full in October 2004.
Health and welfare benefit plans
Employees of ARL participate in our 401(k) plan and certain of our health and welfare benefit plans. ARL is responsible for the costs and benefits for its employees under these plans. As part of the ARL Exchange, ARL is in the process of establishing its own 401(k) and health and welfare benefit plans.
CERTAIN TRANSACTIONS INVOLVING OHIO CASTINGS
In February 2003, Castings LLC, a wholly owned subsidiary of ACF Industries Holding Corp., a company beneficially owned and controlled by Mr. Icahn, acquired a one-third ownership interest in Ohio Castings Company, LLC, a joint venture with affiliates of two established railcar industry companies, Amsted Industries, Inc. and The Greenbrier Companies, Inc. Ohio Castings operates two foundries that produce heavy castings. Effective as of January 1, 2005, ACF Industries Holding Corp. transferred its interest in Castings LLC to us for total consideration of $12.0 million, represented by a promissory note bearing an interest rate equal to the prime rate plus 0.5%, payable on demand. In connection with this transfer, we agreed to assume all future liabilities related to and arising from ACF Industries Holding Corp.’s investment in Castings LLC, including the guarantee of Castings LLC’s obligations to Ohio Castings, the guarantee of bonds in the amount of $10.0 million issued by the State of Ohio to one of Ohio Castings’ subsidiaries, of which $8.1 million was outstanding as of June 30, 2005, and the guarantee of a $2.0 million state loan that provides for purchases of capital equipment, of which $1.0 million was outstanding as of June 30, 2005. The two other partners of Ohio Castings have made similar guarantees of these obligations.
We have entered into supply agreements with an affiliate of Amsted Industries, Inc., an affiliate of one of our Ohio Castings joint venture partners, to purchase up to 25% and 33%, respectively, of the products produced at each of two foundries being operated by Ohio Castings. We pay Castings LLC a fee in connection with those purchases. Our purchases and payments relating to these purchases and fees are set forth above under “—Certain Transactions with ACF Industries LLC and American Railcar Leasing LLC— Manufacturing Operations.”
CERTAIN TRANSACTIONS WITH MR. ICAHN AND OTHER RELATED ENTITIES
Carl C. Icahn and ARL loans
In October 2004, we advanced Mr. Icahn $165.0 million under a promissory note due in 2007 and bearing interest at the prime plus 1.75% (8.0% at June 30, 2005). At the same time, we borrowed $130.0 million from ARL represented by a promissory note due in 2007 and bearing interest at the prime rate plus 1.5%. In January 2005, we transferred our entire interest in the Icahn note to ARL in exchange for additional common interests in ARL and in satisfaction of our obligations under the ARL note. In 2004 and the six months ended June 30, 2005, we recorded interest income of $4.4 million and $0.8 million, respectively, and interest expense of $3.7 million and $0.6 million, respectively, relating to these notes.

Certain relationships and related party transactions

Arnos Corp. note payable
In December 2004, we borrowed $7.0 million from Arnos Corp., a company beneficially owned and controlled Mr. Icahn, under a promissory note. The note bears interest at the prime rate plus 1.75% (8.0% at June 30, 2005) and is payable on demand. We intend to use a portion of the net proceeds of this offering to repay this loan in full.
Transactions with Vegas financial corp.
Purchase of Mandatorily Redeemable Payment-in-Kind Preferred Stock. We issued to Vegas Financial Corp., a company beneficially owned and controlled by Mr. Icahn, 15,000 shares of our mandatorily redeemable payment-in-kind preferred stock, known as PIK preferred stock, for $15.0 million in June 2002, and 10,000 shares of PIK preferred stock for $10.0 million in June 2003.
Conversion into and Purchase of New Preferred Stock. In July 2004, Vegas Financial Corp. converted all of its PIK preferred stock, consisting of 95,517.04 shares of PIK preferred stock, representing all of the shares of PIK preferred stock outstanding, into 96,171 shares of our new preferred stock. In addition, Vegas Financial Corp. simultaneously purchased an additional 67,500 shares of new preferred stock for $67.5 million. We intend to use the net proceeds of this offering to, among other things, redeem all of the outstanding shares and pay all accrued dividends on our new preferred stock, including those held by Vegas Financial Corp. As a result, Vegas Financial Corp, will receive $89.2 million of the net proceeds of this offering. See “Redemption of New Preferred Stock.”
Transactions with Hopper investments LLC
In 2004, Hopper Investments LLC, a company beneficially owned and controlled by Mr. Icahn, paid $42.5 million for 195 shares of our common stock.
Transactions with Philip environmental services corp.
We engaged Philip Environmental Services Corp., an environmental consulting company beneficially owned and controlled by Mr. Icahn, to provide environmental consulting services to us. In the six months ended June 30, 2005 we incurred $158,153 of expenses associated with that engagement. We have continued to use Philip Environmental Services Corp. to assist us in our environmental compliance.
CERTAIN TRANSACTIONS INVOLVING JAMES J. UNGER
Facilities leasing arrangements
Our headquarters facilities and our Corbitt manufacturing facilities in St. Charles, Missouri are owned by St. Charles Properties, an entity controlled by James J. Unger, our President and Chief Executive Officer. Under two leases dated May 1, 1995 and March 1, 2001, St. Charles Properties leased these facilities to ACF. We reimbursed ACF for our proportionate share of the cost of renting these facilities through April 1, 2005. On that date, ACF assigned the March 1, 2001 lease, covering our Corbitt manufacturing facilities, to us and the May 1, 1995 lease, covering our and ARL’s headquarters facility, to ARL. We continue to maintain our headquarters in the space that has been leased to ARL. Under our services agreement with ARL, we pay ARL $459,804 per year, which represents the estimate of our proportionate share of ARL’s costs for the space that we use under the lease, including rent and building services. The terms of the underlying leases are as follows.
Under the terms of the lease agreement assigned to ARL, ARL has leased approximately 78,000 square feet of office space. The lease expires on December 31, 2005 with an option to renew the lease for one

Certain relationships and related party transactions

additional five-year term. Rent is payable monthly in the amount of $20,833. If ARL exercises its option to renew the lease, the monthly rent will be $25,000. Under the terms of the lease, ARL pays one-tenth of the property tax and insurance expenses levied upon the property. In addition, ARL must pay 17% and 54% of any increase in taxes and property insurances costs, respectively. ARL is also required to repair and maintain the facility at its costs and expense. We use approximately 46% of the office space leased by ARL under this agreement.
Under the terms of the lease agreement assigned to us, we occupy approximately 128,000 square feet of space which we use for our Corbitt manufacturing facility. The lease expires on February 28, 2006 with an option to renew the lease for two successive five-year terms. Rent is payable monthly in the amount of $27,083. The maximum monthly rent for the first and second renewal periods is $29,763 and $32,442 per month, respectively. We are required to pay 27% of all tax increases assessed or levied upon the property and the cost of the utilities we use, as well as repair and maintain the facility at our expense.
In 2002, 2003 and 2004, we incurred $0.4 million of costs to affiliates in each of 2002, 2003 and 2004, under these two leasing arrangements, and in the six months ended June 30, 2005, we incurred $0.2 million of such costs.
Option to purchase common stock
In connection with this offering, Mr. Unger has advised us that he will exercise an option granted to him to purchase [       ●       ] shares of our common stock, after giving effect to the stock split, at a price of $[       ●       ] per share. See “Management— Executive compensation— Employment and noncompetition agreements” for more information.
Industrial revenue bonds
Mr. Unger and his wife own $405,000 of the industrial revenue bonds issued by Paragould, Arkansas. [Mr. Unger and his wife purchased these bonds at the time of their original issuance on the same terms that all non-affiliated entities purchased the bonds.] We intend to use the net proceeds of this offering to repay in full the amounts due under all of our industrial revenue bonds. Mr. Unger and his wife will receive approximately $0.4 upon our repayment of the amounts due under the industrial revenue bonds.
REGISTRATION RIGHTS
We intend to enter into a new registration rights agreement, which will become effective upon the completion of this offering, with each of our existing stockholders as of immediately prior to the completion of this offering. The stockholders that are party to the new registration rights agreement will have the right to require us, subject to certain terms and conditions, to register their shares of our common stock under the Securities Act of 1933, as amended, at any time. The stockholders collectively will have an aggregate of two demand registration rights. In addition, if we propose to register any additional shares of our capital stock under the Securities Act, these stockholders will be entitled to customary “piggyback” registration rights, which will entitle them to include their shares of common stock in a registration of our securities for sale by us or by other security holders. The registration rights granted under the new registration rights agreement will be subject to customary exceptions and qualifications and compliance with certain registration procedures. Following completion of this offering, [       ●       ]shares of common stock, representing [       ●       ]% of our outstanding shares of common stock following completion of this offering, will be entitled to the benefits of these registration rights.

Certain relationships and related party transactions

FUTURE TRANSACTIONS
All future transactions, if any, between us and any of our officers, directors and principal stockholders and their affiliates, as well as any transactions between us and any entity with which our officers, directors or principal stockholders are affiliated, will be approved in accordance with the then-current SEC rules and regulations, Nasdaq stock market rules and applicable law governing the approval of the transactions.

Principal stockholders
The following table sets forth information known to us regarding the beneficial ownership of our common stock calculated as of June 30, 2005, and as adjusted to reflect the Transactions and the sale of the common stock offered hereby, by:

•	each stockholder who is known by us to own beneficially more than 5% of our common stock;

•	our chief executive officer and our other most highly compensated executive officers;

•	each of our directors; and

•	all of our executive officers and directors as a group.
The number of shares beneficially owned by each stockholder, director or officer is determined according to the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. The number of shares and the percentage ownership of each stockholder prior to this offering is calculated based on [       ●       ] shares of our common stock outstanding immediately after the stock split. The percentage ownership of each stockholder after the offering is calculated based on [       ●       ] shares of our common stock outstanding, which is derived from the [       ●       ] shares of our common stock outstanding after the stock split and prior to this offering, plus the [       ●       ] shares of our common stock that we intend to issue in this offering, but without giving effect to the underwriters’ exercise of the over-allotment option, and the [       ●       ] shares of our common stock that we expect to issue to James J. Unger, our president and chief executive officer, upon the exercise of his option to purchase our common stock. See “Management— Executive compensation— Employment and noncompetition agreements.” To the extent that the over-allotment is exercised, we will sell up to an aggregate of [       ●       ] additional shares of our common stock.

	Shares of Common		Shares of Common		Percentage of Common
	Stock Beneficially		Stock Beneficially		Stock Beneficially Owned
	Owned Prior to this		Owned After this		After this Offering
	Offering		Offering		Assuming Full Exercise
of the Over-Allotment
Name of beneficial owner	Number	Percent	Number	Percent	Option

Carl C. Icahn(1)(2)(3)	735	61.5%
Foundation for a Greater Opportunity(1)(3)	460	38.5%
James J. Unger(4)
William P. Benac(4)
Alan C. Lullman(4)
Vincent J. Intrieri(1)
Jon F. Weber(1)
Keith Meister(1)
William L. Finn(5)
All directors and executive officers as a group (7 persons)

*	Represents beneficial ownership of less than 1%.

(1)	The address of such person is c/o Icahn Associates Corp. and Affiliated Companies, 767 Fifth Avenue, 47th Floor, New York, New York 10153

Principal stockholders

(2)	Mr. Icahn beneficially owns 540 of these shares directly. The remaining 195 of these shares are owned by Hopper Investments, LLC, which is a Delaware limited liability company that is wholly owned by Barberry Corp., which is a Delaware corporation that is wholly owned by Mr. Icahn.

(3)	We have been advised that affiliates of Carl C. Icahn, our principal beneficial stockholder and the chairman of our board of directors, are currently negotiating with the Foundation for a Greater Opportunity to acquire all of our common stock held by the Foundation prior to consummation of this offering. If that purchase occurs, we expect that Mr. Icahn will beneficially own 1,195 shares, or 100%, of our common stock prior to this offering, [ ● ] shares, or [ ● ]%, of our common stock after this offering, and [ ● ] shares, or [ ● ]%, of our common stock after this offering, assuming full exercise of the over-allotment option. See “Risk Factors— Risks related to the purchase of our common stock in the offering— Upon the closing of this offering we may be a “controlled company” within the meaning of the Nasdaq National Market rules and you will not have the same protections afforded to shareholders of other companies that are subject to all of the Nasdaq National Market corporate governance requirements.”

(4)	The address of such person is c/o American Railcar Industries, Inc., 100 Clark Street, St. Charles, Missouri 63301.

(5)	Mr. Finn retired effective May 1, 2005.

Description of capital stock
The following description of our capital stock is subject to The General and Business Corporation Law of Missouri and to provisions contained in our restated articles of incorporation and restated bylaws that will be in effect upon the closing of this offering, copies of which are exhibits to our registration statement on Form S-1 of which this prospectus forms a part. Please refer to such exhibits for a detailed description of the provisions thereof summarized below. See “Where you can find more information.”
AUTHORIZED AND OUTSTANDING CAPITAL STOCK
Our authorized capital stock as of June 30, 2005 consisted of 12,000 shares of common stock, 99,000 shares of preferred stock, with a par value of $0.01 per share, which we refer to as our mandatorily redeemable preferred stock, 150,000 shares of payment-in-kind preferred stock, with a par value of $0.01 per share, which we refer to as our PIK preferred stock, and 500,000 shares of new preferred stock, with a par value of $0.01 per share. As of June 30, 2005, there were 1,195 shares of our common stock outstanding, one share of our mandatorily redeemable preferred stock outstanding, no shares of our PIK preferred stock outstanding and 73,171 shares of our new preferred stock outstanding. As of June 30, 2005, our shares of common stock were held of record by a total of three stockholders.
Prior to the closing of this offering, we will amend our articles of incorporation to authorize us to issue up to [       ●       ] shares of common stock, with a par value of $0.01 per share, and up to [       ●       ] shares of preferred stock, with a par value of $0.01 per share.
Immediately prior to the closing of this offering we will effect a [       ●       ]-for-one split of our common stock. Following this stock split, and prior to our issuance of shares of common stock in this offering, [       ●       ] shares of our common stock will be outstanding.
After giving effect to our issuance of [       ●       ] shares of common stock in this offering, we will have [       ●       ] shares of common stock outstanding and [       ●       ] shares of common stock outstanding if the underwriters exercise their over-allotment option in full.
We intend to use the net proceeds of this offering to, among other things, redeem all of the outstanding shares of our preferred stock. Our amended articles of incorporation will not authorize the issuance of shares of mandatorily redeemable preferred stock, PIK preferred stock or new preferred stock. Although there will be [       ●       ] shares of preferred stock authorized for issuance, there will be no shares of any series of preferred stock outstanding following the completion of this offering.
Common stock
The holders of our common stock are entitled to one vote for each share held of record on the applicable record date on all matters voted on by our shareholders. Except as otherwise required by law or provided in any resolution adopted by our board of directors with respect to any series of preferred stock, the holders of our common stock exclusively possess all voting power. All holders of our common stock have the same voting rights and vote together as a single class. Our restated articles of incorporation do not provide for cumulative voting in the election of directors or any preemptive rights to purchase or subscribe for any stock or other securities, and there are no conversion rights or sinking fund or redemption provisions with respect to our common stock. Consequently, holders of more than 50% of the shares of our common stock are able to elect all directors eligible for election each year. Holders of our common stock are entitled to dividends and other distributions out of assets legally available if and when declared by our board of directors. Upon our liquidation, dissolution or

Description of capital stock

winding up, the holders of our common stock are entitled to share pro rata in the distribution of all of our assets remaining available for distribution after satisfaction of all liabilities, including any prior rights of any preferred stock which may be outstanding.
Preferred stock
Upon completion of this offering, our board of directors, subject to limitations prescribed by law, will be permitted to establish one or more series or preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series, which our board may, except where otherwise provided in the preferred stock designation, increase and decrease, but not below the number of shares then outstanding;

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our company;

•	whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our company or any other corporation, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.
The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisition and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or discourage a third party from acquiring, a majority of our outstanding voting stock. Our board of directors may issue preferred stock with voting and conversion rights that could adversely affect the voting power of the holders of our common stock. There are no current agreements or understandings for the issuance of preferred stock, and our board of directors has no present intention to issue any shares of preferred stock.
Registration rights
We intend to enter into a new registration rights agreement, which will become effective upon the completion of this offering, with each of our existing stockholders as of immediately prior to the completion of this offering. The stockholders that are party to the new registration rights agreement will have the right to require us, subject to certain terms and conditions, to register their shares of our common stock under the Securities Act of 1933, as amended, at any time. The stockholders collectively will have an aggregate of two demand registration rights. In addition, if we propose to register any of our capital stock under the Securities Act, our stockholders will be entitled to customary “piggyback” registration rights which will entitle our stockholders to include their shares of common stock in a

Description of capital stock

registration of our securities for sale by us or by other security holders. The registration rights granted under the new registration rights agreement are subject to customary exceptions and qualifications and compliance with certain registration procedures. Following the completion of this offering, [       ●       ] shares of common stock, representing [       ●       ]% of our outstanding shares of common stock following completion of this offering, will be entitled to the benefits of these registration rights.
Corporate opportunities
Our restated articles of incorporation will provide that none of Mr. Icahn or entities controlled by him (referred to as the Founding Stockholders), or any director, officer, member, partner, stockholder or employee of a Founding Stockholder (each referred to as a Specified Party), will have any duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as we do. In the event that any Founding Stockholder or Specified Party acquires knowledge of a potential transaction or matter that may be a corporate opportunity for any Founding Stockholder or Specified Party, as applicable, and us, none of the Founding Stockholders or Specified Parties has any duty to communicate or offer such corporate opportunity to us, and any Founding Stockholder or Specified Party is entitled to pursue or acquire such corporate opportunity for itself or to direct such corporate opportunity to another person or entity and we have no right in or to such corporate opportunity or to any income or proceeds derived therefrom.
In the event that one of our directors, officers or employees who is also a Founding Stockholder or a Specified Party acquires knowledge of a potential transaction or matter which may be a corporate opportunity or otherwise is then exploiting any corporate opportunity, subject to the following paragraph, we will have no interest in such corporate opportunity and no expectation that such corporate opportunity be offered to us, so that such Specified Party will have no duty to communicate or present such corporate opportunity to us, will have the right to hold such corporate opportunity for its own account or to recommend, sell, assign or transfer such corporate opportunity to persons other than us and will not breach any fiduciary duty to us by reason of the fact that such Specified Party pursues or acquires such corporate opportunity for itself, directs, sells, assigns or transfers such corporate opportunity to another person or does not communicate information regarding such corporate opportunity to us.
Notwithstanding the foregoing, our restated articles of incorporation will provide that we do not renounce any interest or expectation we may have in any corporate opportunity that is offered to any Founding Stockholder or Specified Party, if such opportunity is expressly offered to such Founding Stockholder or Specified Party solely in, and as a direct result of, his or her capacity as our director, officer or employee.
LIMITATIONS ON LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS
Our restated bylaws will require us to indemnify each of our directors and officers to the fullest extent permitted by law. Our restated bylaws will also provide that an amendment to the indemnification provisions of our bylaws will not affect the liability of any director or officer for any act or omission occurring prior to the effective time of such amendment.
OTHER PROVISIONS OF OUR RESTATED ARTICLES OF INCORPORATION AND BYLAWS
Board of directors
Our restated articles of incorporation will provide that the number of directors shall be determined in the manner specified by our restated bylaws, and may be increased or decreased from time to time in the manner prescribed by our restated bylaws. Currently, our Board of Directors consists of five directors.

Description of capital stock

Amendment of bylaws
Our Board of Directors and stockholders will be authorized and empowered to adopt, amend and repeal our bylaws.
Inapplicability of Missouri’s antitakeover statute
Our restated articles of incorporation will make the anti-takeover protection of Section 351.459 of The General and Business Corporation Law of Missouri, which we refer to as the GBCLM, inapplicable to us. Generally, Section 351.459 of the GBCLM provides that any person who acquires direct or indirect beneficial ownership of 20% or more of the outstanding voting stock of a Missouri corporation becomes an “interested shareholder.” Section 351.459 prohibits a corporation from engaging in any “business combination” with an interested shareholder for a period of five years following the date that such interested shareholder becomes an interested shareholder, unless certain conditions are satisfied.
The GBCLM defines “business combination” broadly to include, among other things, any merger or consolidation with the interested shareholder, any merger or consolidation with any other corporation that is, or after such merger or consolidation would be, an affiliate or associate of such interested shareholder, any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with the interested shareholder of any assets of the corporation having an aggregate market value equal to 10% or more of the aggregate market value of all the assets of the corporation.
The listing requirements of the Nasdaq National Market, which will apply to us while our common stock is listed on the Nasdaq National Market, require stockholder approval of certain issuances equal to or in excess of 20% of the voting power or the number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.
One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.
QUOTATION OF OUR COMMON STOCK
We expect to have our common stock approved for quotation on the Nasdaq National Market under the trading symbol “ARII.”
TRANSFER AGENT AND REGISTRAR
The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

Shares eligible for future sale
Prior to this offering, there has not been a public market for our common stock. Future sales of substantial amounts of our common stock in the public market, or the possibility of these sales, could adversely affect the trading price of the common stock and could impair our future ability to raise capital through the sale of our equity at a time and price we deem appropriate.
Upon completion of this offering and the stock split, we will have outstanding [       ●       ] shares of common stock. Of these shares, the [       ●       ] shares sold in this offering, or [       ●       ] shares if the underwriters’ over-allotment option is exercised in full, will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as defined in Rule 144 under the Securities Act, which would be subject to the limitations and restrictions described below.
The remaining [       ●       ] shares of common stock outstanding upon completion of this offering will be “restricted securities” as defined in Rule 144. Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration such as the exemption provided by Rule 144.
Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 and 144(k) promulgated under the Securities Act, which rules are summarized below. Subject to the lock-up agreements described below and the provisions of Rules 144 and 144(k), additional shares will be available for sale in the public market as follows:

Number of Shares	Date

0	After the date of this prospectus.
After 180 days from the date of this prospectus.
All of these restricted securities will be eligible for sale in the public market, subject in all cases to the volume limitations and other restrictions of Rule 144, beginning upon expiration of the lock-up agreements described below.
RULE 144
In general, under Rule 144 as currently in effect, beginning 90 days after this offering, a person (or persons whose shares are required to be aggregated), including an affiliate, who has beneficially owned shares of our common stock for at least one year is entitled to sell in any three-month period a number of shares that does not exceed the greater of:

•	1% of then-outstanding shares of our common stock, which is approximately [ ● ] shares of our common stock immediately after the completion of this offering; or

•	the average weekly reported trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a Form 144 with respect to the sale, subject to certain restrictions.
Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.
RULE 144(K)
In addition, a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least

Shares eligible for future sale

two years, would be entitled to sell those shares under Rule 144(k) without regard to the manner of sale, public information, volume limitation or notice requirements of Rule 144.
LOCK-UP AGREEMENTS
We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of UBS Securities LLC for a period of 180 days after the date of this prospectus. Our officers, directors and all of our stockholders have also agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock (other than shares they may sell in this offering) or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of UBS Securities LLC until 180 days after the date of this prospectus. UBS Securities LLC may, in its sole discretion at any time without notice, release all or any portion of the shares of our common stock held by our officers, directors and stockholders, subject to these lock-up agreements.

Material U.S. income tax considerations for non-U.S. holders
The following summary describes material United States federal income tax consequences of the ownership and disposition of common stock by a Non-U.S. Holder (as defined below) as of the date of this prospectus. This discussion does not address all aspects of United States federal income taxation and does not deal with estate, gift, foreign, state and local tax consequences that may be relevant to such Non-U.S. Holders in light of their personal circumstances. Special U.S. tax rules may apply to certain Non-U.S. Holders, such as “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, investors in partnerships or other pass-through entities for U.S. federal income tax purposes, dealers in securities, holders of securities held as part of a “straddle,” “hedge,” “conversion transaction” or other risk reduction transaction, and certain former citizens or long-term residents of the United States that are subject to special treatment under the Internal Revenue Code of 1986, as amended (which we also refer to as the Code). Such entities and persons should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them. Furthermore, the discussion below is based upon the provisions of the Code, and regulations, administrative pronouncements of the Internal Revenue Service (which we also refer to as the IRS) and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified with or without retroactive effect so as to result in United States federal income tax consequences different from those discussed below.
If a partnership (or an entity treated as a partnership for U.S. federal income tax purposes) holds the common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Persons who are partners in partnerships holding the common stock should consult their tax advisors.
The authorities on which this summary is based are subject to various interpretations, and any views expressed within this summary are not binding on the IRS or the courts. No assurance can be given that the IRS or the courts will agree with the tax consequences described in this prospectus.
As used herein, a “Non-U.S. Holder” means a beneficial owner of our common stock that is not any of the following for U.S. federal income tax purposes:

•	a citizen or resident of the United States,

•	a corporation, or other entity treated as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia,

•	an estate the income of which is subject to United States federal income taxation regardless of its source, or

•	a trust (i) which is subject to primary supervision by a court situated within the United States and as to which one or more United States persons have the authority to control all substantial decisions of the trust, or (ii) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

Material U.S. income tax considerations for non-U.S. holders

Prospective purchasers are urged to consult their own tax advisors regarding the U.S. federal income tax consequences, as well as other U.S. federal, state, and local income and estate tax consequences, and non-U.S. tax consequences, to them of acquiring, owning, and disposing of our common stock.
DIVIDENDS
If we make distributions on our common stock, such distributions paid to a Non-U.S. Holder will generally constitute dividends for U.S. federal income tax purposes to the extent such distributions are paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the Non-U.S. Holder’s investment to the extent of the Non-U.S. Holder’s adjusted tax basis in our common stock. Any remaining excess will be treated as capital gain.
Dividends paid to a Non-U.S. Holder generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. A Non-U.S. Holder of common stock who wishes to claim the benefit of an applicable treaty rate for dividends will be required to (a) properly complete IRS Form W-8BEN (or appropriate substitute form) and certify, under penalties of perjury, that such holder is not a U.S. person and is eligible for the benefits with respect to dividends allowed by such treaty or (b) hold common stock through certain foreign intermediaries and satisfy the certification requirements for treaty benefits of applicable Treasury regulations. A Non-U.S. Holder eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.
This United States withholding tax generally will not apply to dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States, and, if a treaty applies, attributable to a United States permanent establishment or fixed base of the Non-U.S. Holder. Dividends effectively connected with the conduct of a trade or business, as well as those attributable to a United States permanent establishment or fixed base of the Non-U.S. Holder under an applicable treaty, are subject to United States federal income tax generally in the same manner as if the Non-U.S. Holder were a U.S. person, as defined under the Code. Certain IRS certification and disclosure requirements must be complied with in order for effectively connected income to be exempt from withholding. Any such effectively connected dividends received by a Non-U.S. Holder that is a foreign corporation may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.
GAIN ON DISPOSITION OF COMMON STOCK
A Non-U.S. Holder generally will not be subject to United States federal income tax (or any withholding thereof) with respect to gain recognized on a sale or other disposition of common stock unless:

•	The Non-U.S. Holder is an individual who is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met,

•	the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States and, where a tax treaty applies, is attributable to a United States permanent establishment or fixed base of the Non-U.S. Holder, or

•	we are or have been a “U.S. real property holding corporation” within the meaning of Section 897(c)(2) of the Code, also referred to as a USRPHC, for United States federal income tax

Material U.S. income tax considerations for non-U.S. holders purposes at any time within the five-year period preceding the disposition (or, if shorter, the Non-U.S. Holder’s holding period for the common stock).
Gain recognized on the sale or other disposition of common stock and effectively connected with a United States trade or business, or attributable to a United States permanent establishment or fixed base of the Non-U.S. Holder under an applicable treaty, is subject to United States federal income tax on a net income basis generally in the same manner as if the Non-U.S. Holder were a U.S. person, as defined under the Code. Any such effectively connected gain from the sale or disposition of common stock received by a Non-U.S. Holder that is a foreign corporation may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.
In general, a corporation is a USRPHC if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide (domestic and foreign) real property interests and its other assets used or held for use in a trade or business. For this purpose, real property interests include land, improvements, and associated personal property. We believe that we currently are not a USRPHC. In addition, based on these financial statements and current expectations regarding the value and nature of our assets and other relevant data, we do not anticipate becoming a USRPHC.
If we become a USRPHC, a Non-U.S. Holder nevertheless will not be subject to United States federal income tax if our common stock is regularly traded on an established securities market, within the meaning of applicable Treasury regulations, and the Non-U.S. Holder holds no more than five percent of our outstanding common stock, directly or indirectly, during the five-year testing period identified in the third bullet point immediately above. We expect that our common stock will be quoted on the Nasdaq National Market and may be regularly traded on an established securities market in the United States so long as it is so quoted.
INFORMATION REPORTING AND BACKUP WITHHOLDING
We must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty.
The United States imposes a backup withholding tax on dividends and certain other types of payments to United States persons (currently at a rate of 28%) of the gross amount. Dividends paid to a Non-U.S. Holder will not be subject to backup withholding if proper certification of foreign status (usually on an IRS Form W-8BEN) is provided, and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person, or the holder is a corporation or one of several types of entities and organizations that qualify for exemption, also referred to as an exempt recipient.
Information reporting and backup withholding generally are not required with respect to the amount of any proceeds from the sale or other disposition of shares of common stock by a Non-U.S. Holder outside the United States through a foreign office of a foreign broker that does not have certain specified connections to the United States. However, if a Non-U.S. Holder sells or otherwise disposes of shares of common stock through the U.S. office of a United States or foreign broker, the broker will be required to report the amount of proceeds paid to such holder to the IRS and to apply the backup withholding tax (currently at a rate of 28%) to the amount of such proceeds unless appropriate certification (usually on an IRS Form W-8BEN) is provided to the broker of the holder’s status as either an exempt recipient or a non-U.S. person, and the payor does not have actual knowledge or

Material U.S. income tax considerations for non-U.S. holders reason to know that the beneficial owner is a United States person. Information reporting also applies if a Non-U.S. Holder sells or otherwise disposes of its shares of common stock through the foreign office of a broker deriving more than a specified percentage of its income from United States sources or having certain other connections to the United States and the foreign broker does not have certain documentary evidence in its files of the Non-U.S. Holder’s foreign status.
Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Underwriting
We are offering the shares of our common stock described in this prospectus through the underwriters named below. UBS Securities LLC and Bear, Stearns & Co. Inc. are the representatives of the underwriters and joint book-running managers of this offering. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase the number of shares of common stock from us listed next to its name in the following table:

Number of
Underwriters	shares

UBS Securities LLC
Bear, Stearns & Co. Inc.

Total

The underwriting agreement provides that the underwriters must buy all of the shares if they buy any of them. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.
Our common stock is offered subject to a number of conditions, including:

•	receipt and acceptance of our common stock by the underwriters; and

•	the underwriters’ right to reject orders in whole or in part.
We have been advised by the representatives that the underwriters intend to make a market in our common stock but that they are not obligated to do so and may discontinue making a market at any time without notice.
In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.
OVER-ALLOTMENT OPTION
We have granted the underwriters an option to buy up to an aggregate of [       ●       ] additional shares of our common stock. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each purchase additional shares on a pro rata basis in approximately the same proportion to the amounts specified in the table above.
COMMISSIONS AND DISCOUNTS
Shares sold by the underwriters to the public will initially be offered at the initial offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $[       ●       ] per share from the initial public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $[       ●       ] per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriters. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the shares at the prices and upon the terms stated in the underwriting agreement and, as a

Underwriting

result, will thereafter bear any risk associated with changing the offering price to the public or other selling terms.
The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional [       ●       ] shares.

	No exercise	Full exercise

Per share	$	$
Total	$	$
We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions, will be approximately $[       ●       ]. The underwriting agreement provides that the underwriters will reimburse us for certain out-of-pocket expenses in connection with this offering in an amount of $750,000.
NO SALES OF SIMILAR SECURITIES
We, our executive officers and directors and all of our existing stockholders have entered into lock-up agreements with the underwriters. Under these agreements, subject to certain exceptions, we and each of these persons may not, without the prior written approval of UBS Securities LLC, offer, sell, contract to sell or otherwise dispose of, directly or indirectly, or hedge our common stock or securities convertible into or exchangeable for our common stock. These restrictions will be in effect for a period of 180 days after the date of this prospectus. At any time and without public notice, UBS Securities LLC may, in its sole discretion, release all or some of the securities from these lock-up agreements.
INDEMNIFICATION
We have agreed to indemnify the underwriters against certain liabilities, including certain liabilities under the Securities Act. If we are unable to provide this indemnification, we have agreed to contribute to payments the underwriters may be required to make in respect of those liabilities.
LISTING
We expect to apply to have our common stock approved for quotation on the Nasdaq National Market under the trading symbol “ARII.”
TRANSFER AGENT AND REGISTRAR
The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.
PRICE STABILIZATION, SHORT POSITIONS
In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

•	stabilizing transactions;

•	short sales;

•	purchases to cover positions created by short sales;

•	imposition of penalty bids; and

•	syndicate covering transactions.

Underwriting

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering and purchasing shares of common stock in the open market to cover positions created by short sales. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.
The underwriters may close out any covered short position by either exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.
Naked short sales are sales made in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.
The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.
As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on the Nasdaq National Market, in the over-the-counter market or otherwise.
DETERMINATION OF OFFERING PRICE
Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiation by us and the representatives of the underwriters. The principal factors considered in determining the initial public offering price include:

•	the information set forth in this prospectus and otherwise available to representatives;

•	our history and prospects and the history and prospects for the industry in which we compete;

•	our past and present financial performance and an assessment of our management;

•	our prospects for future earnings and the present state of our development;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Underwriting

AFFILIATIONS
Certain of the underwriters and their affiliates have provided in the past and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us for which they will be entitled to receive customary fees.

Legal matters
An opinion regarding the legality of the shares of common stock being offered in this offering is being provided by Brown Rudnick Berlack Israels LLP, New York, New York. The underwriters have been represented by Shearman & Sterling LLP, New York, New York.

Experts
Our consolidated financial statements as of December 31, 2004 and for the year ended December 31, 2004 included in this prospectus were audited by Grant Thornton LLP (“Grant Thornton”), our independent accountants, as stated in their report appearing therein. Our consolidated financial statements as of December 31, 2002 and 2003 and for the years ended December 31, 2002 and 2003 included in this prospectus were audited by KPMG LLP (“KPMG”), our former independent accountants, as stated in their report appearing herein. KPMG’s reports on our financial statements for the years ended December 31, 2002 and 2003 contained no adverse opinion or disclaimer of opinion and were not otherwise qualified or modified as to uncertainty, audit scope or accounting principle. On                     , 2004, we terminated KPMG. In connection with its audits of our financial statements as of December 31, 2002 and 2003, and for the years ended December 31, 2002 and 2003, and through                     , 2004, there were no disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of KPMG, would have caused KPMG to make reference thereto in its report on such statements for such periods.
Following KPMG’s termination, we engaged Grant Thornton as our independent certified public accountants effective November 3, 2004. [The decision to hire Grant Thornton was unanimously approved by our board of directors.] We did not consult with Grant Thornton with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, or a disagreement with KPMG and there were no “reportable events” as defined in Item 304(a)(1)(v) of Regulation S-K promulgated under the Exchange Act during this time frame. Grant Thornton has been given access to prior years work papers by KPMG without limitation in accordance with Statement on Auditing Standard No. 84, Communications Between Predecessor and Successor Auditors.

Where you can find more information
We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares to be sold in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits, schedules and amendments to the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information about us and the shares to be sold in this offering, please refer to the registration statement.
Statements contained in this prospectus as to the contents of any contract, agreement or other document that we make reference to, are not necessarily complete, and in each instance, where applicable, please refer to the copy of the contract, agreement or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by this reference.
Upon completion of this offering, we will become subject to the reporting and information requirements of the Exchange Act and, as a result, we will file periodic and current reports, proxy statements and other information with the SEC.
You may read and copy all or any portion of the registration statement or any reports, statements or other information we file with the SEC following the completion of this offering at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms. Copies of such material are also available by mail from the SEC at prescribed rates. You can also find our SEC filings at the SEC’s website at www.sec.gov.
We intend to provide our stockholders with annual reports containing consolidated financial statements that have been examined and reported on, with an opinion expressed by, an independent registered public accounting firm.

American Railcar Industries, Inc.

CONSOLIDATED BALANCE SHEETS
December 31, 2003 and 2004

	December 31,

	2003	2004

	(amounts in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$65	$6,943
Accounts receivable, net	13,409	25,183
Inventories, net	45,207	73,925
Amounts due from affiliates— current	—	—
Prepaid expenses	62	244
Deferred tax asset	1,423	1,699

Total current assets	60,166	107,994
Property, plant and equipment:
Land	1,977	1,977
Buildings	66,199	66,350
Machinery and equipment	56,152	58,816
Construction in process	—	8,686

	124,328	135,829
Less accumulated depreciation	53,098	58,878

Net property, plant and equipment	71,230	76,951
Notes receivable from affiliates and interest thereon	60,170	167,250
Deferred tax asset	—	664
Debt issuance costs and other assets	905	615
Amounts due from affiliates— non-current	—	271
Investment in subsidiary	—	—
Investment in joint venture	3,521	2,912

Total assets	$195,992	$356,657

American Railcar Industries, Inc.

CONSOLIDATED BALANCE SHEETS
December 31, 2003 and 2004

	December 31,

	2003	2004

	(amounts in thousands,
	except share and
	per share values)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	$14,738	$1,334
Accounts payable	10,752	22,800
Accrued expenses and taxes	7,691	12,663
Note payable to affiliate— current	(404)	7,000
Other amounts due to affiliates— current	12,000	17,137

Total current liabilities	44,777	60,934
Long-term debt, net of current portion	35,335	8,517
Deferred tax liability	9,701	—
Note payable to affiliate— noncurrent	—	130,000
Other amounts due to affiliates— noncurrent	4,028	17,381
Other liabilities	6,284	4,345

Total liabilities	100,125	221,177
Commitments and contingencies
Mandatorily redeemable payment-in-kind preferred stock, $.01 par value, 150,000 shares authorized, 89,899 shares issued and outstanding at December 31, 2003, $1,000 liquidation price per share	89,899	—
Mandatorily redeemable preferred stock, stated value $1,000, 99,000 shares authorized, 1 share issued and outstanding at December 31, 2003 and 2004, respectively	1	1
Shareholders’ equity:
New Preferred Stock, $.01 par value per share, stated value $1,000 per share, 500,000 shares authorized, 116,685 shares issued and outstanding at December 31, 2004	—	111,685
Common stock, $.01 par value, 12,000 shares authorized, 1,000 and 1,195 issued and outstanding at December 31, 2003 and 2004, respectively	—	—
Additional paid-in capital	11,577	41,360
Retained earnings	(4,701)	(16,464)
Accumulated other comprehensive loss	(909)	(1,102)
Total shareholders’ equity	5,967	135,479

Total liabilities and shareholders’ equity	$195,992	$356,657

American Railcar Industries, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS
Years ended December 31, 2002, 2003 and 2004

	2002	2003	2004

	(amounts in thousands,
	except share and per share values)
Revenues:
Manufacturing operations (including revenues from affiliates of $63,561, $62,882 and $64,372 in 2002, 2003 and 2004, respectively)	$138,441	$188,119	$316,432
Railcar services (including revenues from affiliates of $12,838, $11,012 and $19,429 in 2002, 2003 and 2004, respectively)	30,387	29,875	38,624

Total revenues	168,828	217,994	355,056
Costs of goods sold
Cost of railcar manufacturing operations (including costs related to affiliates of $55,679, $54,394 and $59,902 in 2002, 2003 and 2004, respectively)	134,363	174,350	305,726
Cost of railcar services (including costs related to sales to affiliates of $12,152, $10,136 and $15,539 in 2002, 2003 and 2004, respectively)	29,533	29,761	34,473

Total costs of goods sold	163,896	204,111	340,199
Gross profit	4,932	13,883	14,857
Selling, administrative and other	9,505	10,340	10,334

Operating (loss) income	(4,573)	3,543	4,523
Interest income (includes interest income from affiliates of $3,379, $2,998 and $3,885 in 2002, 2003 and 2004, respectively)	3,619	3,161	4,422
Interest expense including interest expense to affiliates of $1,524 in 2004	4,853	3,591	3,578
Loss from joint venture	—	(604)	(609)

(Loss) earnings before income tax (benefit) expense	(5,807)	2,509	4,758
Income tax (benefit) expense	(1,894)	1,256	2,438

Net (loss) earnings	$(3,913)	$1,253	$2,320

Less preferred dividends	(7,139)	(9,690)	(13,241)

Loss available to common shareholders	(11,052)	(8,437)	(10,921)
Weighted average shares outstanding (actual shares)
Basic and diluted	1,000	1,000	1,087

Net (loss) earnings per common share (actual dollars)
Basic and diluted	$(11,052)	$(8,437)	$(10,047)

See accompanying notes to financial statements.

American Railcar Industries, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2002, 2003 and 2004

	2002	2003	2004

	(amounts in thousands)
Operating activities:
Net (loss) earnings	$(3,913)	$1,253	$2,320
Adjustments to reconcile net (loss) earnings to net cash provided by (used in) operating activities:
Depreciation and amortization	6,464	6,215	6,247
Expenses relating to pre-recapitalization liabilities	668	583	1,430
Curtailment gain	—	—	(59)
Increase in deferred tax assets related to spin off of ARL	—	—
Adjustment to recognize interest in Castings, LLC		—
Provision for deferred income taxes	(2,349)	1,082	1,422
Provision for losses on accounts receivable	159	254	209
Long-lived asset impairment and other charges	—	1,449	—
(Gain) loss on the disposition of property, plant and equipment	(19)	73	—
Changes in operating assets and liabilities:
Accounts receivable	4,489	(4,509)	(11,983)
Inventories	(469)	(12,290)	(29,563)
Prepaid expenses	2,257	88	(366)
Accounts payable	(417)	4,416	15,244
Accrued expenses and taxes	808	917	807
Other	2,933	(1,169)	(2,326)

Net cash provided by (used in) operating activities	10,611	(1,638)	(16,618)
Investing activities:
Purchases of property, plant and equipment	(1,816)	(2,301)	(11,441)
Purchase of interest in AR Leasing
Proceeds from the disposition of property, plant and equipment	822	—	—
Change in note and interest receivable from ACF	50	50	404
Other	409	—	—

Net cash used in investing activities	(535)	(2,251)	(11,037)
Financing activities:
Capital contributions	—	—	110,000
Effect of ARL spin off (note 1)			(25,000)
Advance to affiliate under notes receivable	—	—	(165,000)
Proceeds from issuance of notes payable from affiliates	—	—	137,000
(Increase) decrease in amounts due from affiliates	(8,634)	8,634	—
Increase in amounts due to affiliates	(893)	4,027	17,755
Repayment of debt	(16,842)	(18,890)	(40,222)
Issuance of preferred stock	15,000	10,000	—

Net cash (used in) provided by financing activities	(11,369)	3,771	34,533

(Decrease) increase in cash and cash equivalents	(1,293)	(118)	6,878
Cash and cash equivalents at beginning of year	1,476	183	65

Cash and cash equivalents at end of year	$183	$65	$6,943

See accompanying notes to financial statements.

American Railcar Industries, Inc.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
Years ended December 31, 2002, 2003 and 2004

						Accumulated
			New		Additional	other	Total
	Comprehensive	Retained	preferred	Common	paid-in	comprehensive	shareholders’
	loss	earnings	stock	stock	capital	loss	equity

	(amounts in thousands)
Balance December 31, 2001		$19,662	$—	$—	$10,326	$(441)	$
Net loss	$(3,913)	(3,913)
Minimum pension liability adjustment, net of tax effect of $163	(260)					(260)

Comprehensive loss	$(4,173)

Capital contribution for expenses relating to pre- recapitalization liabilities retained by ACF					668
Dividends on mandatorily redeemable payment-in-kind preferred stock		(7,139)

Balance December 31, 2002		8,610	—	—	10,994	(701)
Net income	$1,253	1,253
Minimum pension liability adjustment, net of tax effect of $128	(208)					(208)

Comprehensive income	$1,045

Capital contribution for expenses relating to pre- recapitalization liabilities retained by ACF					583
Excess of purchase price over book value related to transfer of Castings from ACF		(4,874)
Dividends on mandatorily redeemable payment-in-kind preferred stock		(9,690)

Balance December 31, 2003		(4,701)	—	—	11,577	(909)
Net income	$2,320	2,320
Minimum pension liability adjustment, net of taxes of $116	(193)					(193)

Comprehensive income	$2,127

Dividends on preferred stock		(13,241)
Transfer mandatorily redeemable PIK preferred to New Preferred Stock			95,517
Capital contributions			102,654		42,500
Net adjustments relating to spin off of ARL (note 1)			(86,486)		(14,148)
Deemed distribution related to decrease in castings book value		(842)
Capital contribution for expenses relating to pre- capitalization liabilities retained by ACF					1,431

Balance December 31, 2004		$(16,464)	$111,685	$—	$41,360	$(1,102)	$

See accompanying notes to financial statements.

American Railcar Industries, Inc.

CONDENSED BALANCE SHEETS
December 31, 2004 and June 30, 2005

	December 31,	June 30,
	2004	2005

	(unaudited)	(audited)
	(dollars in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$6,943	$27,804
Accounts receivable, net	25,183	30,041
Inventories, net	73,925	80,722
Amounts due from affiliates— current	—	14,896
Prepaid expenses	244	4,421
Deferred Tax Asset	1,699	1,822

Total current assets	107,994	159,706
Property, plant and equipment
Land	1,977	1,977
Buildings	66,350	75,479
Machinery and equipment	58,816	60,812
Construction in process	8,686	6,938

	135,829	145,206
Less accumulated depreciation	58,878	61,985

Net property, plant and equipment	76,951	83,221
Notes receivable from affiliates and interest thereon	167,250	2,250
Deferred tax asset	664
Debt issuance costs and other assets	615	724
Amounts due from affiliates— non-current	271
Investment in subsidiary	0
Investment in joint venture	2,912	3,836

Total assets	$356,657	$249,737

See accompanying selected notes to condensed consolidated financial statements.

American Railcar Industries, Inc.

CONDENSED BALANCE SHEETS
December 31, 2004 and June 30, 2005

	December 31,	June 30,
	2004	2005

	(unaudited)	(audited)
	(dollars in thousands, except
	share and per share values)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	$1,334	$32,198
Accounts payable	22,800	53,218
Accrued expenses and taxes	12,663	20,747
Notes payable to affiliate—current	7,000	19,000
Other amounts due to affiliates—current	17,137	—

Total current liabilities	60,934	125,163
Long-term debt, net of current portion	8,517	7,297
Deferred tax liability	—	6,587
Note payable to affiliate—noncurrent	130,000	—
Other amounts due to affiliates—noncurrent	17,381	—
Other liabilities	4,345	4,139

Total liabilities	221,177	143,186
Commitments and contingencies
Mandatorily redeemable preferred stock, stated value $1,000, 99,000 shares authorized, 1 share issued and outstanding at December 31, 2004 and June 30, 2005	1	1
Shareholders’ equity:
New Preferred Stock, $.01 par value per share, stated value $1,000 per share, 500,000 shares authorized, 111,685 and 82,055 shares issued and outstanding at December 31, 2004 and June 30, 2005, respectively	111,685	82,055
Common stock, $.01 par value, 12,000 shares authorized, 1,195 shares issued and outstanding at December 31, 2004 and June 30, 2005, respectively	—	—
Additional paid-in capital	41,360	34,697
Retained earnings	(16,464)	(9,100)
Accumulated other comprehensive income	(1,102)	(1,102)

Total shareholders’ equity	135,480	106,551

Total liabilities and shareholders’ equity	$356,657	$249,737

See accompanying selected notes to condensed consolidated financial statements.

American Railcar Industries, Inc.

CONDENSED STATEMENTS OF OPERATIONS (UNAUDITED)
Six months ended June 30, 2004 and 2005

	2004	2005

	(dollars in thousands)
Revenues:
Manufacturing operations (including revenues from transactions with affiliates of $26,403 and $28,148 in 2004 and 2005, respectively)	$140,434	$269,978
Railcar services (including revenues from affiliates of $7,664 and $11,280 in 2004 and 2005, respectively)	18,560	21,665

Total revenues	158,994	291,643
Costs of goods sold:
Cost of railcar manufacturing operations (including costs from transactions with affiliates of $24,374 and $25,943 in 2004 and 2005, respectively)	131,271	251,060
Cost of railcar services (including costs from transactions with affiliates of $5,852 and $9,106 in 2004 and 2005, respectively)	16,503	18,575

Total costs of goods sold	147,774	269,635
Gross profit	11,220	22,008
Selling, administrative and other	6,110	6,651

Operating income	5,110	15,357
Interest income (includes interest income from affiliates of $1,201 and $823 in 2004 and 2005, respectively)	1,482	977
Interest expense (including interest expense to affiliates of $174 and $1,174 in 2004 and 2005, respectively)	1,506	2,305
(Loss) income from joint venture	(1,159)	924

Income before income tax expense	3,927	14,953
Income tax expense	1,714	5,971

Net earnings	$2,213	$8,982

Less preferred dividends	(13,241)	(9,090)

Loss available to common shareholders	(11,028)	(108)
Weighted average shares outstanding (actual shares)
Basic and diluted	1,087	1,095

Net loss per common share (actual dollars)
Basic and diluted	$(10,145)	$(99)

Net earnings per common share

American Railcar Industries, Inc.

CONDENSED STATEMENTS OF CASH FLOWS (UNAUDITED)
Six months ended June 30, 2004 and 2005

	Six months ended
	June 30,

	2004	2005

	(dollars in thousands)
Operating activities:
Net earnings	$2,213	$8,982
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	2,829	3,155
Change in joint venture investment as a result of earnings	1,159	(924)
Expenses relating to pre-capitalization liabilities retained by ACF	439	530
Provision for deferred income taxes	(412)	4,631
Provision for losses on accounts receivable	61	37
Curtailment gain	(59)	—
Changes in operating assets and liabilities:
Accounts receivable	(9,130)	(4,895)
Inventories	(13,307)	(7,676)
Prepaid expenses	(22)	(4,177)
Notes receivable		—
Accounts payable	9,331	30,418
Accrued expenses and taxes	5,698	7,878
Other	(408)	(207)

Net cash (used in) provided by operating activities	(1,608)	37,752
Investing activities:
Purchases of property, plant and equipment	(1,895)	(9,392)
Proceeds from dispositions of property, plant and equipment	118
Other	(1)	—

Net cash used in investing activities	(1,778)	(9,392)
Financing activities:
Increase in amounts due from affiliates	—	(14,625)
Increase (decrease) in amounts due to affiliates	16,332	(22,518)
Proceeds from debt issuance	—	30,770
Repayment of debt	(12,298)	(1,126)

Net cash provided by (used in) financing activities	4,034	(7,499)

Increase in cash and cash equivalents	648	20,861
Cash and cash equivalents at beginning of year	65	6,943

Cash and cash equivalents at end of period	$713	$27,804

See accompanying selected notes to condensed consolidated financial statements.

American Railcar Industries, Inc. and Subsidiary

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
The condensed consolidated financial statements included herein have been prepared by American Railcar Industries, Inc. and Subsidiary (collectively the “Company” or “ARI”), without audit, pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading. The Condensed Balance Sheet as of December 31, 2004 has been derived from the audited consolidated balance sheets as of that date. These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto included in the Company’s latest annual report attached on form S-1 for the year ended December 31, 2004. In the opinion of management, the information contained herein reflects all adjustments necessary to make the results of operations for the interim periods a fair statement of such operations. Due to the seasonality of the Company’s business, the results of operations of any interim period are not necessarily indicative of the results that may be expected for a fiscal year.
Note 1—Description of the business
The condensed consolidated financial statements of the Company include the accounts of American Railcar Industries, Inc. and it’s wholly owned subsidiary Castings, LLC (Castings). Castings has a one-third ownership interest in Ohio Castings Company, LLC (Ohio Castings), a limited liability company formed to run two foundries which cast railcar sideframes and bolsters for use or sale by the ownership group. All significant intercompany transactions and balances have been eliminated.
ARI manufactures railcars, custom designed railcar parts for industrial companies, railroads, and other industrial products, primarily aluminum and special alloy steel castings, for non-rail customers. ARI also provides railcar maintenance services for railcar fleets, including that of its affiliate, American Railcar Leasing, LLC (ARL). In addition, ARI provides fleet management and maintenance services for railcars owned by selected customers. Such services include inspecting and supervising the maintenance and repair of such railcars. The Company’s operations are located in North America, primarily in the United States.
ARI was recapitalized on October 1, 1994 when ACF Industries LLC (ACF), the former holder of ARI’s common stock, transferred to ARI the old common stock of ARI along with the assets and liabilities of ACF’s railcar maintenance and railcar parts manufacturing businesses. In exchange, ACF received 57,306 shares of ARI’s newly issued mandatorily redeemable preferred stock. New shares of ARI’s common stock were issued to Carl C. Icahn (Mr. Icahn), Chairman of the Board of ACF, in exchange for cash of $6.4 million. In October 1998, ARI redeemed 57,305 shares of the preferred stock and the remaining share of preferred stock was transferred to Mr. Icahn.
In 2003, ACF Industries Holding Corp. (ACF Holding), an affiliate of ARI, formed a wholly-owned subsidiary, Castings, LLC (Castings). In June, 2005, ARI completed the purchase of Castings from ACF Holdings. The transaction was effective January 1, 2005. The cost of the acquisition totaled $12.0 million, which represents the fair value of Castings equity interest in Ohio Castings. The purchase price will be paid in 2005. However as Castings was owned by an entity with ownership common to ARI, the investment in subsidiary is recorded at the date of Castings inception, June, 2003 at book value. The purchase price is recorded at full value as a payable to the affiliate and the excess of fair value over cost is presented as a distribution from equity. Interest is accrued on the note payable to the affiliate as of January 1, 2005 as that is the date the purchase was agreed to.

American Railcar Industries, Inc. and Subsidiary

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
On July 20, 2004, ARI formed American Railcar Leasing (ARL), a wholly owned subsidiary. ARL’s primary business is the leasing of railcars. The subsidiary was capitalized through the issuance of common and preferred stock. ARI’s investment in ARL was $116,670 and $151,670 million at December 31, 2004 and June 30, 2005, respectively. Preferred stock of ARL was issued to affiliated companies in exchange for contributions of cash or railcars totaling $102,654. On June 30, 2005, in anticipation of its public offering, ARI sold its common interest in ARL for $125,000 to affiliated companies in return for the preferred stock investment including accrued dividends that those affiliates held ARI. ARI retained no liabilities or other interests in ARL as a result of this sale. The presentation of ARI’s operations has been prepared on a standalone basis excluding ARL’s operations for all periods, and all transactions giving effect to ARL’s formation have been eliminated from the financial statements. Any differences related to the amounts originally capitalized and the amount paid for ARL in the sale have been recorded through adjustments to shareholder’s equity, including certain tax benefits that ARI received as a result of utilizing ARL’s previously incurred tax losses. ARI recorded a related deferred tax asset for those net operating loss carry forwards as ARI has the legal right to utilize them for tax purposes. The following table discloses the preferred stock transactions and the effect on additional paid in capital for the year ended December 31, 2004 and six months ended June 30, 2005 to include all of the transactions including the effect of the spin off of ARL.

	New preferred	Additional
	stock	paid in capital

January 1, 2004	—	$11,577
New preferred issued for mandatorily redeemable preferred stock	$95,517	—
Capital contribution	102,654	43,931
Exchange of common interest in ARL for new preferred stock	(86,486)	(26,670)
ARL tax benefit	—	12,522
December 31, 2004	111,685	41,360
Exchange of common interest in ARL for new preferred stock	(29,630)	—
Adjustment to recognize interest in Castings, LLC	—	(7,750)
ARL tax benefit	—	2,656
Other	—	241
June 30, 2005	$82,055	$ [to be completed]
Note 2—Summary of significant accounting policies
Significant accounting policies are described below.
Revenue recognition
Revenues from railcar sales are recognized following completion of manufacturing, inspection, customer acceptance and shipment, which is when title and risk for any damage or loss with respect to the railcars passes to the customer. In some cases, paint and lining work may be outsourced and, as a result, the sale will not be recorded until the railcars are shipped from the independent contractor. Revenues from railcar and industrial parts and components are recorded at the time of product shipment, in accordance with our contractual terms. Revenue for railcar maintenance services are recognized upon completion and shipment of railcars from our plants. The Company does not bundle railcar service contracts with new car sales. Revenue for fleet management services are recognized as performed.

American Railcar Industries, Inc. and Subsidiary

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
The Company records amounts billed to customers for shipping and handling as part of sales in accordance with EITF 00-10, Accounting for Shipping and Handling Fees and Costs, and records related costs in cost of sales.
Debt issuance costs
Debt issuance costs were incurred in connection with ARI’s issuance of long-term debt, and are amortized over the term of the related debt, utilizing the effective interest method.
Inventories
Inventories are stated at the lower of average cost or market on a first in, first out basis, and include the cost of materials, direct labor and manufacturing overhead.
Accounts receivable
The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its account receivable and establishes an allowance for doubtful accounts, based on a history of past write-offs and collections and current credit conditions. Accounts are placed for collection on a limited basis once all other methods of collection have been exhausted. Once it has been determined that the customer is no longer in business and/or refuses to pay, the accounts are written off.
Property, plant and equipment
Land, buildings, machinery and equipment are carried at cost, including interest on funds borrowed to finance construction. Maintenance and repair costs are charged directly to earnings. Tooling is generally capitalized and amortized over a period of two to five years.
Buildings are depreciated over estimated useful lives that range from 14 to 50 years. The estimated useful lives of other depreciable assets, including equipment, vary from 3 to 25 years. Depreciation is calculated on the straight-line method for financial reporting purposes and on accelerated methods for tax purposes.
Ohio Castings joint venture
The Company uses the equity method to account for its investment in Ohio Castings owned by its subsidiary, Castings, LLC. Under the equity method, the Company recognizes its share of the earnings and losses of the joint venture as they accrue instead of when they are realized. Advances and distributions are charged and credited directly to the investment account. Ohio Castings produces railcar parts that are sold to one of the joint venture partners. The joint venture partner sells these parts to outside 3rd parties at current market prices and to the Company and the other joint venture partner in Ohio Castings at cost plus a licensing fee. The risk of loss to Castings, LLC and the Company is limited to its investment in Ohio Castings and its one third share of its guarantee of Ohio Castings debt which was approximately $.03 million at June 30, 2005.
Impairment of long-lived assets
Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. The criteria for determining impairment for such long-lived assets to be held and used is determined by comparing the carrying value of these long-

American Railcar Industries, Inc. and Subsidiary

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
lived assets to be held and used to management’s best estimate of future undiscounted cash flows expected to result from the use of the assets. If the assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. The estimated fair value of the assets is measured by estimating the present value of the future discounted cash flows to be generated. There were no events or changes in circumstances that indicate that the carrying value of assets may not be recoverable, as such, no impairment losses have been recorded in the year ended December 31, 2004 or for the six month period ended June 30, 2005.
Pension plans and other postretirement benefits
Certain ARI employees participate in noncontributory, defined benefit pension plans sponsored by a related party. Benefits for the salaried employees are based on salary and years of service, while those for hourly employees are based on negotiated rates and years of service.
ARI also participates in defined contribution retirement plans, health care and life insurance plans sponsored by a related party covering certain employees. Benefit costs are accrued during the years the employees render service.
Income taxes
ARI accounts for income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial reporting basis and the tax basis of ARI’s assets and liabilities at enacted tax rates expected to be in effect when such amounts are recovered or settled.
Statement of cash flows
For the purpose of the consolidated statement of cash flows, ARI considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. Until October 2004, ACF received the majority of ARI’s cash receipts and disbursed ARI’s cash on behalf of ARI, and maintained an intercompany receivable/payable which bore interest at ACF’s internal cost of funds in accordance with an administration agreement between ARI and ACF, which is described in Note 10. Since October 2004, ARI maintains its own cash balances.
Earnings per share
Basic earnings per share are calculated as net income attributable to common shareholders divided by the weighted-average number of common shares outstanding during the respective period. Diluted earnings per share are calculated by dividing net income attributable to common shareholders by the weighted-average number of shares outstanding plus dilutive potential common shares outstanding during the year.
Fair value of financial instruments
The carrying amounts of cash and cash equivalents, accounts receivable, amounts due to/from affiliates and accounts payable approximate fair values because of the short-term maturity of these instruments. The fair value of long-term debt is discussed in Note 6. The fair value of the note receivable from Ohio Castings and Mr. Icahn, which is carried at face amount plus accrued interest, could not reasonably be estimated due to the lack of market for similar instruments. Fair value estimates are made at a specific point in time, based on relevant market information about the financial instrument.

American Railcar Industries, Inc. and Subsidiary

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision.
Comprehensive income (loss)
Comprehensive income (loss) is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Comprehensive income (loss) consists of net income (loss) and the Company’s minimum pension liability adjustment, which is shown net of tax.
Use of estimates
Management of ARI has made a number of estimates and assumptions relating to the reporting of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Significant items subject to estimates and assumptions include, deferred taxes, pension obligations, workers compensation, valuation allowances for accounts receivable and inventory obsolescence and the reserve for warranty claims. Actual results could differ from those estimates.
Recent accounting pronouncements
In March 2005, the FASB issued FIN 47 as an interpretation of FASB Statement No. 143, “Accounting for Asset Retirement Obligations” (FASB No. 143). This interpretation clarifies that the term conditional asset retirement obligation as used in FASB No. 143, refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even through uncertainly exists about the timing and/or method of settlement. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. This interpretation also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. The Company is currently assessing the impact of the adoption of FIN 47.
On June 1, 2005, the FASB issued Statement No. 154, “Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3”. The Statement applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. The Company will adopt FAS 154 at December 31, 2005 and does not anticipate any material change to its operating results.
Carryover basis adjustment
As ARI and ACF are entities under common control, accounting principles generally accepted in the United States of America require that ARI’s initial carrying value of assets transferred to it from ACF and the sale of Castings LLC be equal to ACF’s historical net book value at the time of transfer. The excess of the fair value paid over the net book value of assets and liabilities transferred to ARI is reflected as a distribution of retained earnings due to common control and has the effect of reducing shareholders’ equity by $24.2 million at December 31, 2004 and June 30, 2005, respectively.

American Railcar Industries, Inc. and Subsidiary

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Note 3—Accounts receivable
The allowance for doubtful accounts consists of the following:

	December 31,	June 30,
	2004	2005

	(in thousands)
Beginning balance	$572	$510
Bad debt expense	209	37
Accounts written off	(271)	(2)
Recoveries	—	9

Ending balance	$510	$554

Note 4—Inventories
Inventories consist of the following:

	December 31,	June 30,
	2004	2005

	(in thousands)
Raw materials	$39,655	$44,711
Work-in-process	25,515	26,203
Finished products	11,434	12,759

Total inventories	$76,604	$83,673
Less reserves	2,679	2,951

Total inventories, net	$73,925	$80,722

Note 5—Property, plant and equipment

	December 31,	June 30,
	2004	2005

	(in thousands)
Land	$1,977	$1,977
Buildings	66,350	75,479
Machinery and equipment	58,816	60,928
Construction in process	8,686	6,822

	$135,829	$145,206
Less accumulated depreciation	58,878	61,985

Net, property plant and equipment	$76,951	$83,221

American Railcar Industries, Inc. and Subsidiary

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Note 6—Long-term debt
Long-term debt consists of:

	December 31,	June 30,
	2004	2005

	(in thousands)
Revolving line of credit	$—	30,770
Industrial revenue bonds guaranteed by ACF and ACF Holding, with effective interest rates ranging from 6.75% to 8.5%, principal amounts due through the year 2011	9,600	8,510
Other	251	215

	9,851	39,495
Less current portion of debt	1,334	32,198

Total long-term debt, net of current portion	$8,517	$7,297

On March 10, 2005, ARI entered into a $50.0 million revolving credit facility secured by receivables and inventory. The note bears interest at various rates based on LIBOR or prime. As of June 30, 2005, the interest rate on the borrowings under the revolving credit facility was 6.0% and was based on the U.S. prime rate at that time. The term of the credit facility is one year. Debt covenants require ARI to maintain certain debt-to-earnings and coverage ratios with which ARI was in compliance at June 30, 2005.
The fair value of long-term debt was approximately $9.9 million and $39.5 million at December 31, 2004 and June 30, 2005, respectively, as calculated by discounting cash flows through maturity using ARI’s current rate of borrowing for similar liabilities.
Note 7—Warranties
The Company records a liability for an estimate of costs that it expects to incur under its basic limited warranty when manufacturing revenue is recognized. Factors affecting the Company’s warranty liability include the number of units sold and historical and anticipated rates of claims and costs per claim. The Company periodically assesses the adequacy of its warranty liability based on changes in these factors.
Changes in the Company’s warranty reserve are as follows:

	Six months ended
	June 30,

	2004	2005

	(in thousands)
Liability, beginning of period	$1,436	$1,630
Expense for new warranties issued	121	225
Warranty claims	(59)	(433)

Liability, end of period	$1,498	$1,422

Note 8—Stock options
ARI has entered into an agreement with its Chief Executive Officer of the Company. The number of shares that will be granted are 24.388 shares at a price of $5,221.42 per share. The option is

American Railcar Industries, Inc. and Subsidiary

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
exercisable at the time of an initial public offering and expires after such offering. As these options are contingent upon an initial public offering or sale transaction, no dilutive effect is reflected in earnings per share. Compensation expense will be recognized when the contingency is met at the effective date of the public offering. In the event that there is no public offering and the company is sold, the officer is entitled to 2% of the excess of the sale price over the book value of the common equity.
Note 9—Related party transactions
As part of the 1994 recapitalization described in Note 1, ACF has retained certain liabilities existing as of the recapitalization date, including employee benefits, workers compensation, litigation, environmental and others. If ACF were unable to honor or meet these obligations, ARI would be responsible for such liabilities. In the opinion of management, ACF has the present ability to meet these obligations.
ARI and ACF entered into various administrative and operating agreements as part of the recapitalization. Under an administration agreement, ACF charges ARI for providing a variety of services, primarily data processing. Charges for these services represent a portion of actual direct and overhead expenses incurred by ACF, with direct expenses being charged based on relative time commitments of managerial personnel and overhead based on relative numbers of employees. Management believes that these allocation methods are reasonable for the relevant costs.
Included in amounts due to affiliates was a payable to ACF of $11.4 million and $1.6 million as of December 31, 2004 and June 30, 2005, respectively.
ARI’s employees participate in ACF’s noncontributory, defined benefit pension plans and other postretirement health care and life insurance plans. As part of ARI’s recapitalization, ACF retained the liabilities for unfunded pension and other postretirement liabilities and workers compensation liabilities as of October 1, 1994 for employees who transferred from ACF to ARI at that date and for environmental liabilities as of that date. Although ACF is responsible for any costs associated with the liabilities at the recapitalization date, related expenses which have accrued since the recapitalization have been reflected in ARI’s financial statements in order to reflect the full cost of doing business. Expenses that ACF pays relating to pre-recapitalization liabilities are recorded as capital contributions and appear as additional paid-in capital on ARI’s balance sheet.
During 2004, ARI advanced $165.0 million to Mr. Icahn under a note due in 2007 and bearing interest at prime plus 1.75%. On January 26, 2005, an assignment and assumption agreement was executed whereby ARI transferred its interest in a $165.0 million note receivable from Mr. Icahn dated October 28, 2004 to ARL in exchange for 35,000 Units of common ownership and in satisfaction of a $130.0 million note issued to ARL, as discussed in Note 1.
The Company leases certain facilities and equipment from an entity owned by an officer of the Company, certain affiliates of ARI and third parties. Total rent expense on these leases were approximately $3.2 million and $3.4 million for the six month period ended June 30, 2004 and 2005, respectively. Expenses to related parties included in the amounts above were $.2 million for the six month period ended June 30, 2004 and 2005, respectively.
Castings has a note receivable of $2,250 from Ohio Castings due July, 2008. The note bears interest at 4%. Principle and interest is payable quarterly beginning April 1, 2005 in the amount of $165 per quarter.

American Railcar Industries, Inc. and Subsidiary

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
ARI entered into a note payable with ACF Holding effective January 1, 2005 in connection with the purchase of Castings (Note 1). The note bears interest at prime (6.75% at June 30, 2005) plus 1/2% and is due on demand.
Note 10—Commitments and contingencies
In connection with Trans World Airlines, Inc.’s (TWA) 1992 bankruptcy proceedings under Chapter 11 of the Bankruptcy Code and in response to a petition of another member of the Icahn control group, the Pension Benefit Guarantee Corporation (PBGC) terminated the TWA pension plan and obligated Highcrest Investors Corp. (Highcrest) to make eight annual payments of $30 million each commencing on July 1, 2002 and totaling $240 million (termination payments). As of December 31, 2004, Highcrest had made termination payments totaling $135 million and still owed $105 million on this obligation. The obligation to make termination payments is non-recourse except to the common stock of ACF Industries Holding Corp. (another member of the Icahn control group). Management believes this obligation will have no adverse effect on the future liquidity, results of operations, or financial position of ARI.
ARI, as well as other manufacturing companies, is subject to Federal, state and local laws and regulations concerning the environment. ARI has and continues to be involved with state agencies in the cleanup of a number of sites under these laws. Many of these proceedings are at a preliminary stage, and it is impossible to estimate, with any certainty, the total cost of remediation, the timing and extent of remedial actions which may be required by governmental authorities, and the amount of the liability, if any, of ARI alone or in relation to that of any other responsible parties. When it is possible to make a reasonable estimate of the liability with respect to such a matter, a provision will be made as appropriate. Actual cost to be incurred in future periods may vary from these estimates. Based on facts presently known, ARI does not believe that the outcome of these proceedings will have a material adverse effect on its future liquidity, results of operations or financial position.
Certain claims, suits and complaints arising in the ordinary course of business have been filed or are pending against ARI. In the opinion of management, all such claims, suits, and complaints arising in the ordinary course of business are without merit or would not have a significant effect on the future liquidity, results of operations or financial position of ARI if disposed of unfavorably.
ARI entered two supply agreements on January 28, 2005 and on June 8, 2005 with a supplier for two types of steel plates. The agreement is for five years and is cancelable by either party, with proper notice after two years. The agreement commits ARI to buy 75% of its production needs from this supplier at prices that fluctuate with market.
Note 12—New preferred stock
The New Preferred Stock is entitled to cumulative dividends at the rate of 9.25% per annum, payable solely in cash on a semi annual basis. Holders of the New Preferred Stock are entitled to vote on matters submitted to the holders of shares of common stock based on a percentage of the combined number of shares of common stock and New Preferred Stock. Dividends declared on the New Preferred Stock for the six months ended June 30, 2005 were $9,090.
Note 13—Operating segment and sales/ credit concentrations
The Company’s operations consist of two reporting segments. The Company’s revenues consist of manufacturing operations, and railcar services. Manufacturing revenues amounted to $269,978 and

American Railcar Industries, Inc. and Subsidiary

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
$140,434 for the six months ended June 30, 2004 and 2005, respectively. Railcar service revenues amounted to $21,665 and $18,560 for the six months ended June 30, 2004 and 2005, respectively.
Revenues from an affiliate were 21% and 14% of total revenues for the six months ended June 30, 2004 and 2005, respectively. Revenues from two significant customers were 23% and 19% of total revenues for the six months ended June 30, 2004. Revenues from two significant customers were 26%, 21%, of total revenues for the six month period ended June 30, 2005.
The accounting policies of the segments are the same as those described in the summary of significant accounting policies in the Consolidated Financial Statements. Performance is evaluated based on revenue and operating profit. Intersegment sales and transfers are accounted for as if sales or transfers were to third parties.
The information in the following table is derived from the segments’ internal financial reports used for corporate management purposes.

	Manufacturing	Railcar	Corporate
Six months ended June 30, 2005	operations	services	& all other	Eliminations	Totals

Revenues from external customers	271,990	19,653			291,643
Intersegment revenues	490	1,865		(2,355)	—

Cost of sales to external customers	255,354	17,101	2,906	—	275,361
Cost of intersegment sales	440	1,442		(1,882)	—
Operating profit	16,686	2,975	(2,906)	(473)	16,282
Total assets	158,209	32,610	50,155	—	240,974
Capital expenditures	6,189	277	94		6,560
Depreciation & amortization	2,180	964	11		3,155

	Manufacturing	Railcar	Corporate
Six months ended June 30, 2004	operations	services	& all other	Eliminations	Totals

Revenues from external customers	140,434	18,560			158,994
Intersegment revenues	1,989	1,502		(3,491)	—

Cost of sales to external customers	135,801	17,023	2,219	—	155,043
Cost of intersegment sales	1,774	1,328		(3,102)	—
Operating profit	4,848	1,711	(2,219)	(389)	3,951
Total assets	124,370	32,357	58,143		214,770
Capital expenditures	1,863	32	—		1,895
Depreciation & amortization	1,919	1,009	125		3,053
Note 14—Supplemental cash flow information
The Company received interest income (included in interest income) of approximately $1.5 million and $1.0 million for the six months ended June 30, 2004 and 2005, respectively.
ARI paid interest expense of $1.1 million and $1.9 million for the six months ended June 30, 2004 and 2005, respectively.
ARI paid taxes of $1.1 million and $1.8 million for the six months ended June 30, 2004 and 2005, respectively.
Depreciation expense amounted to approximately $2.9 million and $3.1 million for the six months ended June 30, 2004 and 2005, respectively.

American Railcar Industries, Inc. and Subsidiary

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Note 15—Subsequent events
In April, 2005 construction began on a new paint shop at the Paragould facility. The project is expected to be completed by November 2005 at an estimated cost of $13.2 million.

Part II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other expenses of issuance and distribution.
The following are the estimated expenses to be incurred in connection with the issuance and distribution of the securities registered under this Registration Statement, other than underwriting discounts and commissions. All amounts shown are estimates except the Securities and Exchange Commission registration fee, the National Association of Securities Dealers, Inc. filing fee and the Nasdaq National Market listing fee. The following expenses will be borne solely by the registrant.

SEC Registration Fee		$17,655
NASD Filing Fee		*
Nasdaq Listing Fee		*
Transfer Agent Fees and Expenses		*
Costs of Printing and Engraving		*
Legal Fees and Expenses		*
Accounting Fees and Expenses		*
Blue Sky Fees and Expenses		*
Miscellaneous		*

Total	$	*

*	To be provided by amendment.

Item 14.	Indemnification of directors and officers.
Sections 351.355(1) and (2) of The General and Business Corporation Law of the State of Missouri, or the GBCLM, provide that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of an action or suit by or in the right of the corporation, the corporation may not indemnify such persons against judgments and fines and no person shall be indemnified as to any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation, unless and only to the extent that the court in which the action or suit was brought determines upon application that, despite the adjudication of liability and in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses that the court deems proper.
Section 351.355(3) of the GBCLM provides that, except as otherwise provided in the corporation’s articles of incorporation or bylaws, to the extent a director, officer, employee or agent of the corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Section 351.355(1) and (2) of the GBCLM, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses, including attorney’s fees, actually and reasonably incurred by him in connection with the action, suit or proceeding.

Part II

The Registrant’s restated bylaws will generally provide that the corporation shall indemnify each person (other than a party plaintiff suing on his or her own behalf or in the right of the corporation) who at any time is serving or has served as a director or officer of the corporation against any claim, liability or expense incurred as a result of such service (or as a result of any other service on behalf of or at the request of the corporation) to the maximum extent permitted by law. This indemnification includes, but is not limited to, indemnification of any such person (other than a party plaintiff suing on his or her behalf or in the right of the corporation), who was or is a party or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding (including, but not limited to, an action by or in the right of the corporation) by reason of such service against expenses (including, without limitation, costs of investigation and attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding.
The Registrant’s restated bylaws will further generally provide that the corporation may indemnify any person (other than a party plaintiff suing on his or her own behalf or in the right of the corporation) who at any time is serving or has served as an employee or agent of the corporation against any claim, liability or expense incurred as a result of such service (or as a result of any other service on behalf of or at the request of the corporation) to the maximum extent permitted by law or to such lesser extent as the corporation, in its discretion, may deem appropriate. Without limiting the generality of the foregoing, the corporation may indemnify any such person (other than a party plaintiff suing on his or her own behalf or in the right of the corporation), who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding (including, but not limited to, an action by or in the right of the corporation) by reason of such service, against expenses (including, without limitation, costs of investigation and attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding.
The foregoing represents a summary of the general effect of the indemnification provisions of the GBCLM, the restated articles of incorporation, the restated bylaws and such agreements. Additional information regarding indemnification of directors and officers can be found in Section 351.355 of the GBCLM, the restated articles of incorporation and the restated bylaws.
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15.	Recent sales of unregistered securities.
The following information is furnished with regard to all securities issued by us since July 15, 2002 that were not registered under the Securities Act.
Prior to the effective date of this registration statement and in connection with our stock split, we plan to effect a [       ●       ]-for-one split of our common stock. All references to numbers of shares and prices of capital stock give effect to the stock split. All of the securities issued in the following transactions were sold in reliance upon the exemptions from registration set forth in Sections 3(a)(9) and 4(2) of the Securities Act relating to sales by an issuer not involving any public offering. There were no underwriters employed in connection with any of the transactions set forth in this Item 15.

(1)	In June 2003 Vegas Financial Corp., a company beneficially owned and controlled by Carl C. Icahn, our principal beneficial stockholder and the chairman of our board of directors,

Part II

invested $10.0 million for 10,000 shares of our payment-in-kind preferred stock, which we refer to as our PIK preferred stock.

(2)	During the period July 15, 2002 through December 2003, we issued to Vegas Financial Corp., the sole owner of our PIK preferred stock, 8,531.65 shares of PIK preferred stock as a dividend on the PIK preferred stock.

(3)	In July 2004, Vegas Financial Corp. converted all of its PIK preferred stock, consisting of 95,517.04 shares of PIK preferred stock and representing all of the shares of PIK preferred stock then outstanding, into 96,171 shares of our new preferred stock. At that time Vegas Financial Corp. also invested $67.5 million for an additional 67,500 shares of our new preferred stock.

(4)	In July 2004, Hopper Investments LLC, a company beneficially owned and controlled by Mr. Icahn, invested $42.5 million for 195 shares of our common stock.

(5)	In July 2004, (a) we issued ACF Industries, Incorporated 2,000 shares of our new preferred stock in exchange for ACF Industries, Incorporated transferring certain assets to us and (b) we issued 32,500 shares of our new preferred stock to Shippers Second LLC, a subsidiary of ACF Industries, Incorporated, in exchange for Shippers Second transferring certain assets to us. The assets so transferred to us were subsequently transferred to American Railcar Leasing LLC.

(6)	In July 2004, American Railcar Leasing LLC issued 40,000 B-units of American Railcar Leasing LLC to ACF Industries, Incorporated and its subsidiaries in consideration of the transfer of assets to American Railcar Leasing LLC. The B-units of American Railcar Leasing LLC were convertible into shares of our new preferred stock. On June 30, 2005, the terms of the B-Units were modified, among other things, to eliminate this conversion feature.

Item 16.	exhibits and financial statement schedules.

(a)	Exhibits
See Exhibit Index at the end of this registration statement.

(b)	Financial Statement Schedules
The following financial statement schedules of the registrant are included in Part II of the Registration Statement:
[ARI/ GT to Supply]
All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions, are inapplicable or not material, or the information called for thereby is otherwise included in the financial statements and therefore has been omitted.

Item 17.	Undertakings.
(a) The undersigned registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.
(b) Insofar as indemnification by the registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 14 of this Registration Statement or otherwise, the registrant has been advised

Part II

that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
(c) The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

Signatures
Pursuant to the requirements of the Securities Act of 1933 (as amended, the “Securities Act”), American Railcar Industries, Inc. has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Charles, State of Missouri, on August [ ● ], 2005.

American Railcar Industries, Inc.

By:

Name: James J. Unger
Title: President and Chief Executive Officer

	Title	Date
Signature

Name: Carl C. Icahn	Chairman of the Board and Director	August , 2005

Name: James J. Unger	President and Chief Executive Officer (principal executive officer) and Director	August , 2005

Name: William P. Benac	Chief Financial Officer (principal financial officer)	August , 2005

Name: Michael E. Vaughn	Controller (principal accounting officer)	August , 2005

Name: Vincent J. Intrieri	Director	August , 2005

Name: Jon F. Weber	Director	August , 2005

Name: Keith Meister	Director	August , 2005

Exhibit index

Exhibit
No.	Description of Exhibit

1.1	Form of Underwriting Agreement by and among UBS Securities LLC, Bear, Stearns & Co. Inc. and American Railcar Industries, Inc.*
3.1	Articles of Incorporation of American Railcar Industries, Inc.*
3.2	Bylaws of American Railcar Industries, Inc.*
4.1	Specimen Common Stock Certificate of American Railcar Industries, Inc.*
4.2	Registration Rights Agreement*
5.1	Opinion of Brown Rudnick Berlack Israels LLP*
10.1	Asset Transfer Agreement dated as of October 1, 1994 by and among ACF Industries, Incorporated, American Railcar Industries, Inc. and Carl C. Icahn*
10.2	License Agreement dated as of October 1, 1994 by and between ACF Industries, Incorporated and American Railcar Industries, Inc. as Licensee*
10.3	License Agreement dated as of October 1, 1994 by and between American Railcar Industries, Inc. and ACF Industries, Incorporated as Licensee*
10.4	Manufacturing Services Agreement dated as of October 1, 1994 between ACF Industries, Incorporated and American Railcar Industries, Inc., as ratified and amended on June 30, 2005*
10.5	Railcar Servicing Agreement dated as of April 1, 2005 between American Railcar Industries, Inc. and American Railcar Leasing LLC*
10.6	Business Consultation Agreement for Human Resources Consultation between ACF Industries LLC and American Railcar Industries, Inc. dated April 1, 2005*
10.7	Business Consultation Agreement for Engineering Services between ACF Industries LLC and American Railcar Industries, Inc. dated April 1, 2005*
10.8	Guaranty of the Master Lease Agreement dated September 30, 1999 between The CIT Group, Inc./ Equipment Financing, Inc. and American Railcar Industries, Inc., as amended by ACF Industries, Incorporated for the benefit of American Railcar Industries, Inc.*
10.9	Loan Agreement dated as of July 1, 1996 between The Industrial Development Authority of the City of Jackson, Missouri and American Railcar Industries, Inc. together with that certain Bond Guaranty Agreement dated as of July 1, 1996 by and among American Railcar Industries, Inc., ACF Industries, Incorporated and Fleet National Bank, as Trustee and that certain Deed of Trust and Security Agreement dated as of July 1, 1996 from American Railcar Industries, Inc. to E. Sid Douglas, III, as Mortgage Trustee and The Industrial Development Authority of The City of Jackson, Missouri as Issuer and Secured Party*
10.10	Loan Agreement dated as of June 1, 1995 between The Industrial Development Authority of The City of Kennett, Missouri and American Railcar Industries, Inc. together with that certain Bond Guaranty Agreement dated as of June 1, 1995 by and among American Railcar Industries, Inc., ACF Industries, Incorporated and Fleet National Bank, as Trustee and that certain Deed of Trust and Security Agreement dated as of June 1, 1995 from American Railcar Industries, Inc. to E. Sid Douglas, III as Mortgage Trustee and The Industrial Development Authority of the City of Kennett, Missouri as Issuer and Secured Party*
10.11	Lease Agreement dated as of April 1, 1995 between the City of Paragould, Arkansas as Lessor and American Railcar Industries, Inc. as Lessee together with that certain Bond Guaranty Agreement by and among American Railcar Industries, Inc. and ACF Industries, Incorporated and Fleet National Bank, as Trustee*
10.12	Amended and Restated Services Agreement dated as of June 30, 2005 between American Railcar Leasing LLC and American Railcar Industries, Inc.*

Exhibit index

Exhibit
No.	Description of Exhibit

10.13	Indenture of Lease between St. Charles Properties and ACF Industries, Incorporated for the property located at Clark and Second Streets, St. Charles, MO, dated March 1, 2001 together with the Assignment and Assumption of Lease dated April 1, 2005 among ACF Industries LLC (as successor to ACF Industries, Incorporated), American Railcar Industries, Inc. and St. Charles Properties*
10.14	Promissory Note by American Railcar Industries, Inc. in favor of Arnos Corp. dated as of December 17, 2004*
10.15	Exchange and Redemption Agreement dated as of June 30, 2005 among American Railcar Industries, Inc., Hopper Investments, LLC, Highcrest Investors Corp., Buffalo Investors Corp. and American Railcar Leasing, LLC*
10.16	Loan and Security Agreement dated as of March 10, 2005 among American Railcar Industries, Inc. as Borrower, the lenders from time to time party thereto, and North Fork Business Capital Corporation, as Agent*
10.17	Corbitt Equipment Acquisition Agreement*
10.18	Multi-Year Purchase and Sale Agreement dated as of July 29, 2005 between American Railcar Industries, Inc. and The CIT Group/ Equipment Financing, Inc.**†
10.19	American Railcar Industries, Inc. 2005 Equity Incentive Plan*
10.20	Unger Employment Agreement*
10.21	Benac Employment Agreement*
21.1	Subsidiaries of American Railcar Industries, Inc.**
23.1	Consent of Grant Thornton LLP**
23.2	Consent of KPMG LLP**
23.3	Consent of Brown Rudnick Berlack Israels LLP (included in Exhibit 5.1)*
24.1	Powers of Attorney**

*	To be filed by amendment.

**	Filed herewith.

†	Confidential treatment has been requested for the redacted portions of this agreement. A complete copy of this agreement, including the redacted portions, has been filed separately with the Securities and Exchange Commission.